QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on July 18, 2005

Registration No. 333-116880

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
 TO
FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

IKANOS COMMUNICATIONS
(Exact name of Registrant as specified in its charter)

California (prior to reincorporation) Delaware (after reincorporation) (State or other jurisdiction of incorporation or organization)	3661 (Primary Standard Industrial Classification Code Number)	94-3326559 (I.R.S. Employer Identification Number)

47669 Fremont Boulevard
Fremont, CA 94538
(510) 979-0400
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Rajesh Vashist
President and Chief Executive Officer
47669 Fremont Boulevard
Fremont, CA 94538
(510) 979-0400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John T. Sheridan, Esq. Arthur F. Schneiderman, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300	William B. Brentani, Esq. Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, CA 94304 (650) 251-5000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 18, 2005

PROSPECTUS

                  Shares
Common Stock

This is our initial public offering of common stock. We are selling                        shares of our common stock.

No public market currently exists for our common stock. We expect the initial public offering price to be between $                              and $            per share. We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol "IKAN."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to Ikanos (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to            additional shares of common stock to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about            , 2005.

Citigroup	Lehman Brothers

                        , 2005

[The inside cover of the prospectus will show the applications Ikanos chipsets enable. The applications also known as interactive services, will be supplied by telecommunication carriers of the world. These services include HDTV, video phone and fiber-fast internet services. The diagram will include photos of these services along with photos of people using or viewing the services.]

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

        Until                        , 2005 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        You should read the following summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed under the caption "Risk Factors."

Ikanos Communications

        We are a leading developer and provider of highly programmable semiconductors that enable fiber-fast broadband services over telephone companies' existing copper lines. We use the term "fiber-fast" to refer to maximum transmission rates from 50 megabits per second, or Mbps, to 100 Mbps to download or receive information "downstream" and from 30 Mbps to 100 Mbps to upload or transmit information "upstream." Our expertise in high-performance communications, transmission media and carrier systems enables us to integrate digital and analog signal processing functions into a single chipset that consists of multiple semiconductors. Our chipsets are incorporated in communications systems that are deployed by telephone companies, or carriers, to enable subscribers to access data, voice and video content. By deploying communication systems that incorporate our chipsets, carriers are able to leverage their existing copper infrastructure to provide fiber-fast broadband services, thereby enabling cost-effective delivery of advanced digital media, video, communications and interactive broadband applications. We are a "fabless" semiconductor company in that we outsource all of the manufacturing, assembly and testing of our semiconductors to our outsourcing partners.

        Our customers consist primarily of large communications original equipment manufacturers, or OEMs, that sell to leading carriers. To date, we have shipped chipsets to enable over seven million ports. A port is the physical connection between the fiber network and the copper telephone line, as well as between the copper telephone line and the customer premise. Our chipsets have been designed into systems offered by leading OEMs including: Alcatel, Calix, Inc., Dasan Networks, Inc., ECI Telecom, Ltd., Huawei Technologies Co., Ltd., Marconi Corporation plc, Millinet Co., Ltd., NEC Corporation, Nokia Corporation, Salira Optical Network Systems, Inc., Siemens AG, Samsung Electronics Co., Ltd., Sumitomo Electric Industries, Ltd., Tellabs, Inc., UTStarcom Incorporated, Wins Communications Co., Ltd., Woojyun Systec Co., Ltd., ZTE Corporation and ZyXEL Communications Corp. Our OEM customers have sold systems that include our chipsets to the following major carriers: Belgacom, KDDI Corp., Korea Telecom Corp., Nippon Telegraph & Telephone Corp. and Softbank BroadBand. Our chipsets are also being evaluated for deployment by other leading carriers.

        We were incorporated in April 1999 and through December 31, 2001, we were engaged principally in research and development. We began commercial shipment of our semiconductors in the fourth quarter of 2002. Our net revenue increased from $4.1 million in 2002 to $66.7 million in 2004, and was $31.5 million for the six months ended June 30, 2005. Sales to NEC Corporation (Magnus), Sumitomo Electric Industries, Ltd., Dasan Networks, Inc. and Millinet Co., Ltd., our four largest OEM customers, accounted for 95.0% of our net revenue for the six months ended June 30, 2005. In addition, sales in Asia accounted for 98.3% of our net revenue for the six months ended June 30, 2005. We have incurred quarterly net losses since our inception. In the second quarter of 2005, we incurred a net loss of $265,000 which included a non-cash charge for amortization of stock-based compensation of $2.2 million. As of June 30, 2005, we had an accumulated deficit of $93.5 million, and a total stockholders' deficit of $77.1 million. For the quarter ended June 30, 2005, we had $5.1 million in net cash provided by operating activities.

        Consumers and businesses are increasingly demanding access to advanced digital media, video, communications and interactive broadband applications that require high data rates for downstream and upstream transmissions. These applications include broadcast television, high definition television, or HDTV, video on demand, or VOD, interactive television, peer-to-peer file sharing, sending and receiving advanced digital media, video conferencing, video surveillance, streaming audio and video, online gaming and game hosting and voice transmission over the Internet Protocol, or VoIP. In addition, carriers offer interactive broadband including the combination of data, voice and video, or "Triple Play," services to their subscribers. Interactive broadband provides a richer user experience through the combination of higher upstream and downstream transmission rates, which, together with customizable applications, provides more personalized services than broadcast-oriented networks, such as interactive television. Moreover, fiber-fast broadband enables telephone carriers to offer Triple Play and interactive services that may surpass the services currently provided by cable operators.

        The majority of consumers today connect to the Internet and other communications networks through carriers' copper lines. There is an enormous disparity between bandwidth in the carriers' fiber network and the bandwidth available to end users. We believe that deploying fiber directly to the end user in order to reduce the bandwidth gap is cost prohibitive and time consuming. Our chipsets enable carriers to bridge the bandwidth gap between fiber and copper using existing copper lines, thereby enabling the cost-effective and timely deployment of advanced digital media, video, communications, interactive broadband and other Triple Play services. As a result, with our chipsets, carriers are able to quickly utilize their existing copper lines to deliver advanced revenue-generating services to their customers.

        We offer multiple product lines that are designed to address different segments of the fiber-fast broadband semiconductor market for both carrier networks and subscriber premise equipment:

  •
  Our Fx and FxS family of products is targeted at the fiber extension over copper market, in which deployment distances are generally no more than 3,000 feet, and provides transmission rates up to 100 Mbps downstream and upstream; and

  •
  Our SmartLeap and CleverConnect family of products is targeted at the broadband over copper market, in which deployment distances generally reach up to 15,000 feet, and provides transmission rates up to 60 Mbps downstream and 30 Mbps upstream.

        Carriers choose our chipsets from these multiple product lines based upon the design of their networks, including the distance between the fiber termination point and the customer premise.

        We have incorporated features and functions into our chipsets that previously had to be developed by our OEM customers as part of their own systems. We refer to these features and functions as our systems-level capabilities. Our systems-level capabilities enable our OEM customers to reduce costs, accelerate time to market and enhance the flexibility of their systems.

Corporate Information

        We were incorporated as a California corporation in April 1999. Prior to the completion of this offering, we intend to reincorporate as a Delaware corporation. Our principal executive office is located at 47669 Fremont Boulevard, Fremont, CA 94538. Our telephone number at that location is (510) 979-0400. Our website address is www.Ikanos.com. This is a textual reference only. We do not incorporate the information on our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus. We were incorporated in 1999 as Velocity Communications and changed our name to Ikanos Communications in December 2000.

        Ikanos Communications, Ikanos Communications & Designs, SmartLeap and CleverConnect are our registered trademarks. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of the respective holders.

The Offering

Common stock to be offered	shares
Common stock to be outstanding after the offering	shares
Use of proceeds
We estimate that the net proceeds to us from the sale of shares of common stock that we are offering will be $ million, assuming an offering price of $ , which is the mid-point of the range provided on the cover of this prospectus. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be $ million. We intend to use the net proceeds of the offering that we receive for general corporate purposes, including working capital and capital expenditures, and potential investments and acquisitions.
Over-allotment option	We have granted the underwriters a 30-day option to purchase from us from time to time up to an additional of our shares of common stock to cover over-allotments.
Proposed Nasdaq National Market symbol	IKAN

        The number of shares of our common stock shown above to be outstanding after the offering is based on shares outstanding as of June 30, 2005. This information excludes:

  •
  36,211,694 shares of common stock issuable upon the exercise of outstanding stock options, with exercise prices ranging from $0.03 to $1.00 per share and a weighted average exercise price of $0.16 per share;

  •
  2,594,882 shares of common stock available for future issuance under our 1999 Stock Option Plan as of June 30, 2005; and

  •
  shares of common stock to be available for issuance under our 2004 Equity Incentive Plan (which shares shall solely constitute (1) such number of shares under our 1999 Stock Option Plan that have not been granted as of the date of the offering and (2) shares that have been returned to the 1999 Stock Option Plan on or after the offering as a result of the termination of options or the repurchase of shares) and 1,000,000 shares of common stock to be available for issuance under our 2004 Employee Stock Purchase Plan, each plan to be effective upon the completion of the offering. The 2004 Equity Incentive Plan and the 2004 Employee Stock Purchase Plan contain provisions that automatically increase share reserves under the plans each year, as more fully described in "Management—Benefit Plans."

        Except as otherwise indicated in this prospectus, information in this prospectus assumes:

  •
  the automatic conversion of all our outstanding convertible preferred stock into 183,743,668 shares of common stock upon the closing of the offering;

  •
  the exercise of warrants to purchase 466,128 shares of our preferred stock with a weighted average exercise price of $0.6436 per share, and the issuance of such shares (such warrants may be exercised on a cashless basis upon the election of the holders); and

  •
  the underwriters' over-allotment option will not be exercised to purchase additional shares in the offering.

Summary Consolidated Financial Data

        The following table presents our historical summary consolidated financial data. You should read this information together with the information included under the captions "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. Our fiscal years are the 52 or 53 week periods ended on the Sunday nearest the end of December. Our fiscal quarters reported are the consecutive 13th or 14th week periods ending on the Sunday nearest to the end of the month. For presentation purposes, our consolidated financial statements and related notes have been presented as ending on the last day of the nearest calendar month.

						Six months ended June 30,
	Year ended December 31
	2000	2001	2002	2003	2004	2004	2005
	(in thousands, except per share data)
Statements of Operations Data:
Net revenue	$—	$—	$4,116	$29,045	$66,676	$30,191	$31,529
Costs and expenses:
Cost of revenue (1)	—	—	4,122	28,603	40,175	21,010	14,973
Research and development (1)	10,611	15,418	16,775	19,004	20,678	9,510	11,735
Selling, general and administrative (1)	1,248	2,065	3,662	5,687	9,423	4,339	5,437
Stock-based compensation	—	35	14	5,643	4,970	2,506	3,709

Total cost and expenses	11,859	17,518	24,573	58,937	75,246	37,365	35,854

Loss from operations	(11,859)	(17,518)	(20,457)	(29,892)	(8,570)	(7,174)	(4,325)
Interest income (expense), net	315	(188)	(6)	22	106	20	185

Loss before income taxes	(11,544)	(17,706)	(20,463)	(29,870)	(8,464)	(7,154)	(4,140)
Income taxes	—	—	—	—	—	—

Net loss	$(11,544)	$(17,706)	$(20,463)	$(29,870)	$(8,464)	$(7,154)	(4,140)

Basic and diluted net loss per share	$(3.04)	$(3.30)	$(3.00)	$(3.60)	$(0.47)	$(0.44)	$(0.19)

Shares used in computing basic and diluted net loss per share	3,801	5,358	6,827	8,301	18,185	16,362	21,772

Pro forma basic and diluted net loss per share (2)					$(0.04)		$(0.02)

Shares used in computing basic and diluted pro forma net loss per share					196,513		205,962

	Three months ended
	Mar. 31, 2003	Jun. 30, 2003	Sep. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	Jun. 30, 2004	Sep. 30 2004	Dec. 31, 2004	Mar. 31, 2005	Jun. 30, 2005
	(in thousands)
Net revenue	$4,808	$5,420	$5,774	$13,043	$14,272	$15,919	$18,037	$18,448	$12,286	$19,243
Cost of revenue	4,695	4,420	6,248	13,240	11,730	9,280	9,532	9,633	6,194	8,779
Stock-based compensation	225	3,118	1,147	1,153	1,308	1,198	1,320	1,144	1,497	2,212
Net loss	$(5,938)	$(9,235)	$(7,754)	$(6,943)	$(4,922)	$(2,232)	$(844)	$(466)	$(3,875)	$(265)

(footnotes on following page)

	June 30, 2005
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
Balance Sheet Data(3):
Cash and cash equivalents	$21,881	$22,181	$
Working capital	18,181	18,481
Total assets	38,785	39,085
Short and long-term debt and capital lease obligations	2,433	2,433
Redeemable convertible preferred stock	101,633	—		—
Total stockholders' equity (deficit)	(77,099)	24,834

(1)
Amounts for 2004 and for the six months ended June 30, 2004 and 2005 exclude stock-based compensation as follows, as these amounts have been aggregated and are reported separately as stock-based compensation:

	Year Ended December 31,					Six months ended June 30,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands)
Costs and expenses:
Cost of revenue	$—	$—	$—	$74	$40	$22	$121
Research and development	—	—	—	2,415	1,054	470	1,659
Selling, general and administrative	—	35	14	3,154	3,876	2,014	1,929

Total stock-based compensation	$—	$35	$14	$5,643	$4,970	$2,506	$3,709

(2)
For information regarding the computation of per share amounts, refer to note 1 of our consolidated financial statements included elsewhere in this prospectus. Pro forma basic and diluted net loss per share is presented for 2004 and the six months ended June 30, 2005 to reflect per share data assuming (a) the conversion of all of our preferred stock into shares of common stock, which will occur upon the closing of the offering, as if the conversion had taken place at the beginning of 2004, and (b) the exercise of warrants to purchase 466,128 shares of our preferred stock, with a weighted average exercise price of $0.6436 per share, and the issuance of such shares.

(3)
The balance sheet data is a summary of our balance sheet data as of June 30, 2005:

•
on an actual basis;

•
on a pro forma basis to give effect to (a) the automatic conversion of all of our outstanding shares of convertible preferred stock into 183,743,668 shares of common stock and (b) the exercise of warrants to purchase 466,128 shares of our preferred stock, with a weighted average exercise price of $0.6436 per share, and the issuance of such shares (such warrants may be exercised on a cashless basis upon the election of the holders); and

•
on a pro forma as adjusted basis to give effect to the sale of                   shares of common stock in the offering at an assumed initial public offering price of $            per share, which is the mid-point of the range provided on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock.

Risks Related to Our Business

We have a limited operating history and our quarterly operating results may fluctuate significantly. As a result, we may fail to meet or exceed our forecasts or the expectations of securities analysts or investors, which could cause our stock price to decline.

        We have a limited operating history which makes it difficult to evaluate our prospects. While our commercial operations began in 1999, we did not begin commercial shipments of our products until the fourth quarter of 2002. Since then, our quarterly net revenue and operating results have varied significantly and are likely to continue to vary from quarter to quarter due to a number of factors, many of which are not within our control. For example, in the quarter ended March 31, 2005, our net revenue decreased by $6.2 million, or 33.4%, from the previous quarter, ended December 31, 2004, but then increased by $7.0 million, or 56.6%, in the next quarter, ended June 30, 2005. Quarterly fluctuations in revenue are typical in our industry, and are likely to continue in the future. In addition, our expenses are also subject to quarterly fluctuations resulting from factors including the costs related to new product releases and variable stock-based compensation charges related to the modification of the exercise price of previously granted options. If our operating results do not meet the expectations of securities analysts or investors for any quarter or other reporting period, the market price of our common stock may decline. Fluctuations in our operating results may be due to a number of factors, including, but not limited to, those identified throughout this "Risk Factors" section. As a result, you should not rely on quarter to quarter comparisons of our operating results as an indicator of future performance.

We have incurred net losses since our inception and may incur losses in the future. We may not be able to generate sufficient net revenue in the future to achieve or sustain profitability.

        We have incurred significant net losses since our inception and, at June 30, 2005, we had an accumulated deficit of $93.5 million. To achieve or sustain profitability, we will need to generate and sustain higher net revenue while maintaining reasonable cost and expense levels. We expect to increase expense levels to support increased research and development efforts related to new and existing product development and sales and marketing efforts. Because many of our expenses are fixed in the short term, or are incurred in advance of anticipated sales, we may not be able to decrease our cost and expenses in a timely manner to offset any shortfall of sales. We may not be able to achieve profitability at all, and even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or an annual basis.

If demand for our chipsets declines or does not grow, we will be unable to increase or sustain our net revenue and our operating results will be severely harmed.

        We derive substantially all of our net revenue from the sale of chipsets for the fiber-fast broadband market. We currently expect our chipsets to account for substantially all of our net revenue for the foreseeable future. If we are unable to develop new products to meet our customers' demand in a timely manner or demand for our chipsets declines or fails to grow as a result of competition or technological changes, it would harm our business. The markets for our products are characterized by frequent introduction of new chipsets, short product life cycles and significant price competition. If we or our OEM customers are unable to manage product transitions in a timely and cost-effective manner, our net revenue would suffer. In addition, frequent technology changes and introduction of next generation products may result in inventory obsolescence, which would increase our cost of revenue and adversely affect our operating performance.

The average selling prices of our products are subject to rapid declines, which may harm our net revenue and profitability.

        The products we develop and sell are used for high volume applications and are subject to rapid declines in average selling prices. We have lowered our prices significantly at times to gain market share, and we expect that we will continue to reduce prices in the future. Offering reduced prices to one customer could impact our average selling prices to all customers. Our financial results will suffer if we are unable to offset any future reductions in our average selling prices by increasing our sales volumes, or if we are unable to reduce our costs and expenses or develop new or enhanced products on a timely basis with higher selling prices. We expect to increase our research and development expenses to develop future products and increase spending on our sales and marketing efforts. This continued spending would have an adverse impact on our operating results if our net revenue does not continue to grow faster than our cost of revenue or expenses.

Because we depend on a few significant customers for a substantial portion of our net revenue, the loss of any of our key customers, our inability to continue to sell existing and new products to our key customers in significant quantities or our failure to attract new significant customers could adversely impact our net revenue and harm our business.

        We derive a substantial portion of our net revenue from sales to a relatively small number of customers. As a result, the loss of any significant customer or a decline in business with any significant customer would materially and adversely affect our financial condition and results of operations. The following OEM customers accounted for more than 10% of our net revenue for any one of the periods indicated. Sales made to these OEMs were made through the indicated third-party sales representatives:

				Percentage of our net revenue for six months ended June 30,
		Percentage of our net revenue for year ended December 31,
OEM Customer
	Sales Representative	2003	2004	2004	2005
NEC Corporation (Magnus)	NEC Corporation (USA)	43.3%	44.9%	46.7%	44.2%
Sumitomo Electric Industries, Ltd.	Altima	17.9	22.4	15.9	25.3
Dasan Networks, Inc.	Uniquest Corporation	8.6	11.3	16.8	21.3
Millinet Co., Ltd.	Uniquest Corporation	9.3	6.7	10.3	4.2

        We expect that a small group of OEM customers, the composition of which has varied over time, will continue to account for a substantial portion of our net revenue in 2005 and in the foreseeable future. Accordingly, our future operating results will continue to depend on the success of our largest OEM customers and on our ability to sell existing and new products to these customers in significant quantities. Demand for our chipset products is based on carrier demand for our OEM customers' systems products. Accordingly, a reduction in growth of carrier deployment of fiber-fast broadband services would adversely affect our product sales and business.

        In addition, our longstanding relationships with some of our larger OEM customers may also deter other potential customers who compete with these customers from buying our products. To attract new customers or retain existing OEM customers, we have offered and may continue to offer certain customers favorable prices on our products. If these prices are lower than the prices paid by our existing OEM customers, we may have to offer the same lower prices to certain of our customers. In that event, our average selling prices would decline. The loss of a key customer, a reduction in sales to any major customer or our inability to attract new significant customers could harm our business.

We rely on a limited number of independent subcontractors to manufacture, package and test our current products, and our failure to secure and maintain sufficient capacity with these subcontractors could impair our relationships with customers and decrease sales, which would negatively impact our market share and operating results.

        We are a fabless semiconductor company in that we do not own or operate a fabrication or manufacturing facility. Five outside factory subcontractors located in Taiwan, Austria, Malaysia and Singapore manufacture, assemble and test all of our semiconductor devices in current production, two of which are also our wafer foundries. In past periods of high demand in the semiconductor market, we have experienced delays in meeting our capacity demand and as a result were unable to deliver products to our customers on a timely basis. In addition, we have experienced similar delays due to technical and quality control problems at our subcontractors' facilities. In the future, if any of these events occur, or if these facilities suffer any damage, power outages, financial difficulties or any other disruption, we may be unable to meet our customer demand on a timely basis, or at all, and may need to successfully qualify an alternative facility in a timely manner in order to not disrupt our business. We typically require several months or more to qualify a new facility or process before we can begin shipping products. If we cannot accomplish this qualification in a timely manner, we would experience a significant interruption in supply of the affected products. If we are unable to secure sufficient capacity at our subcontractors' existing facilities, or in the event of a closure or significant delay at any of these facilities, our relationships with our customers would be harmed and our market share and operating results would suffer as a result. In addition, we do not have formal pricing agreements with our subcontractors regarding the pricing for the products and services that they provide us. If their pricing for the products and services they provide increases and we are unable to pass along such increases to our OEM customers, our operating results would be adversely affected.

When demand for manufacturing capacity is high, we may take various actions to try to secure sufficient capacity, which may be costly and negatively impact our operating results.

        The ability of each of our subcontractors' manufacturing facilities to provide us with semiconductors is limited by its available capacity and existing obligations. Although we have purchase order commitments to supply specified levels of products to our OEM customers, we do not have a guaranteed level of production capacity from any of our subcontractors' facilities that we depend on to produce our semiconductors. Facility capacity may not be available when we need it or at reasonable prices. We place our orders on the basis of our OEM customers' purchase orders or our forecast of customer demand, and our subcontractors may not be able to meet our requirements in a timely manner. For example, in 2003 and the first nine months of 2004, general market conditions in the semiconductor industry resulted in a significant increase in demand at these facilities. The demand for our OEM customers' products increased significantly and we were asked to produce significantly higher quantities than in the past and to deliver on short notice. In addition, our subcontractors have also allocated capacity to the production of other companies' products and reduced deliveries to us on short notice. It is possible that our subcontractors' other customers that are larger and better financed than we are, or that have long-term agreements with our subcontractors, may have induced our subcontractors to reallocate capacity to them. If this reallocation occurred again, it could impair our ability to deliver products on a timely basis.

        Although we use two independent wafer foundries to manufacture all of our semiconductor products, each of our products is designed to be manufactured in a specific process at only one of these wafer foundries. Accordingly, if one of these wafer foundries is unable to provide us with semiconductors as needed, we could experience significant delays in securing sufficient supplies of those semiconductors. We cannot assure you that any of the existing or new wafer foundries that we use will be able to produce semiconductor devices with acceptable manufacturing yields, or that the wafer foundries will be able to deliver enough devices to us on a timely basis, or at reasonable prices. This could impair our ability to meet our OEM customers' needs.

        In order to secure sufficient manufacturing facility capacity when demand is high and mitigate the risks described in the foregoing paragraphs, we may enter into various arrangements with subcontractors that could be costly and harm our operating results, including:

  •
  option payments or other prepayments to a subcontractor;

  •
  nonrefundable deposits with or loans to subcontractors in exchange for capacity commitments;

  •
  contracts that commit us to purchase specified quantities of components over extended periods;

  •
  issuance of our equity securities to a subcontractor; and

  •
  other contractual relationships with subcontractors.

        We may not be able to make any such arrangements in a timely fashion or at all, and any arrangements may be costly, reduce our financial flexibility and not be on terms favorable to us. Moreover, if we are able to secure facility capacity, we may be obligated to use all of that capacity or incur penalties. These penalties and obligations may be expensive and require significant capital and could harm our business.

If our subcontractors' manufacturing facilities do not achieve satisfactory yields or quality, our relationships with our customers and our reputation will be harmed and, if this were to occur, our net revenue and operating income could decline and our cost of revenue as a percentage of net revenue could increase.

        The fabrication of semiconductors is a complex and technically demanding process. Minor deviations in the manufacturing process can cause substantial decreases in yields, and in some cases, cause production to be stopped or suspended. Although we work closely with our subcontractors to minimize the likelihood of reduced manufacturing yields, their facilities have from time to time experienced lower than anticipated manufacturing yields that have resulted in our inability to meet our customer demand. It is not uncommon for yields in semiconductor fabrication facilities to decrease in times of high demand, in addition to reduced yields that may result from normal wafer lot loss due to workmanship or operational problems at these facilities. When these events occur, especially simultaneously, as happens from time to time, we may be unable to supply our customers' demand. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. In addition, because we purchase wafers, our exposure to low wafer yields from our subcontractors' wafer foundries is increased. Poor yields from the wafer foundries or defects, integration issues or other performance problems in our products could cause us significant customer relations and business reputation problems, or force us to sell our products at lower gross margins and therefore harm our financial results. Conversely, unexpected yield improvements could result in us holding excess inventory that would also negatively impact our gross margins. In addition, manufacturing defects may not be detected by the testing process performed by our subcontractors. If defects are discovered after we have shipped our products, our reputation would be harmed and our net revenue and operating income could decline and our cost of revenue as a percentage of net revenue could increase.

We base orders for inventory on our forecasts of our OEM customers' demand and if our forecasts are inaccurate, our financial condition and liquidity would suffer.

        We place orders with our suppliers based on our forecasts of our OEM customers' demand. Our forecasts are based on multiple assumptions, each of which may introduce errors into our estimates. In the past, when the demand for our OEM customers' products increased significantly, we were not able to meet demand on a timely basis, and we expended a significant amount of time working with our customers to allocate limited supply and maintain positive customer relations. If we underestimate customer demand, we may forego revenue opportunities, lose market share and damage our customer relationships. Conversely, if we overestimate customer demand, we may allocate resources to manufacturing products that we may not be able to sell when we expect to or at all. As a result, we would have excess or obsolete inventory, resulting in a decline in the value of our inventory, which would increase our cost of revenue. Our failure to accurately manage inventory against demand would adversely affect our financial results.

To remain competitive, we need to continue to transition our semiconductor chips to increasingly smaller sizes, and our failure to do so may harm our business.

        We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller chips, which are measured in microns and referred to as geometry processes. We have designed our products to be manufactured in 0.8 micron, 0.25 micron, 0.18 micron and 0.13 micron geometry processes. We are currently migrating some of our products to even smaller 90-nanometer geometry process technology, and over time, we are likely to migrate to even smaller geometries. The smaller chip size reduces our production and packaging costs, which enables us to be competitive in our pricing. The transition to smaller geometries requires us to work with our subcontractors to modify the manufacturing processes for our products and to redesign some products. In the past, we have experienced some difficulties in shifting to smaller geometry process technologies or new manufacturing processes, which resulted in reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller geometry processes, all of which could harm our relationships with our customers, and our failure to do so would impact our ability to provide competitive prices to our customers, which would have a negative impact on our sales.

We face intense competition in the semiconductor industry and the broadband communications markets, which could reduce our market share and negatively impact our net revenue.

        The semiconductor industry and the broadband communications markets are intensely competitive. We currently compete or expect to compete with Broadcom Corporation, Centillium Communications, Inc., Conexant Systems, Inc., Infineon Technologies A.G., Metalink Ltd., STMicroelectronics N.V. and Texas Instruments Incorporated, which companies, we believe, have experience in VDSL, or VDSL-like, technology. We expect competition to continue to increase. Competition has resulted and may continue to result in declining average selling prices for our products and reduced volume.

        We consider other companies that have access to discrete multi-tone, or DMT, technology as potential competitors in the future, and we also may face competition from newly established competitors, suppliers of products based on new or emerging technologies and customers may choose to develop their own chipsets. To remain competitive, we need to provide products that are designed to meet our customers' needs. Our fiber-fast broadband products must:

  •
  achieve optimal product performance;

  •
  comply with industry standards;

  •
  be cost-effective for our customers' use in their systems;

  •
  meet functional specifications;

  •
  be introduced timely to the market; and

  •
  be supported by a high-level of customer service and support.

        Many of our competitors operate their own fabrication facilities or have stronger manufacturing partner relationships than we have. In addition, many of our competitors have extensive technology libraries that could enable them to incorporate fiber-fast broadband technologies into a more attractive product line than ours. Many of them also have longer operating histories, greater name recognition, larger customer bases, and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. These competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. In addition, current and potential competitors have established or may establish financial or strategic relationships among themselves or with existing or potential customers, resellers or other third parties. Accordingly, new competitors or alliances among competitors could emerge and rapidly acquire significant market share. Existing or new competitors may also develop technologies that more effectively address our markets with products that offer enhanced features and functionality, lower power requirements, greater levels of semiconductor integration or lower cost. We cannot assure you that we will be able to compete successfully against current or new competitors, in which case we may lose market share in our existing markets and our net revenue may fail to increase or may decline.

Other data transmission technologies may compete effectively with the carrier services addressed by our products, which could adversely affect our product sales and business.

        Our net revenue is dependent on the increase in demand for carrier services that use fiber-fast broadband. These services compete against a variety of different data transmission technologies, including other DMT-based technologies, cable modem and satellite and other wireless technologies. If any of these competing technologies proves to be more reliable, faster or less expensive than, or has any other advantages over, the fiber-fast broadband technologies we provide, the demand for our products may decrease and our business would be harmed.

We may be unable to attract, retain and motivate key senior management and technical personnel, which could harm our development of technology and ability to be competitive.

        Our future success depends to a significant extent upon the continued service of our key personnel, including our President and Chief Executive Officer, Rajesh Vashist, and our other senior executives and key technical personnel. We do not have employment agreements with these executives, or any other key employees, that govern the length of their service. The loss of the services of Mr. Vashist or other senior management or technical personnel could harm our business. Furthermore, our future success depends on our ability to continue to attract, retain and motivate other senior management and qualified technical personnel, particularly software engineers, digital circuit designers, mixed-signal circuit designers and systems and algorithms engineers. Competition for these employees is intense. Stock options generally comprise a significant portion of our compensation packages for all employees, and the expected volatility in the price of our common stock may make it more difficult for us to attract and retain key employees, which could harm our ability to provide technologically competitive products.

If we are unable to develop, introduce or to achieve market acceptance of our new chipset products, our operating results would be adversely affected.

        Our future success depends on our ability to develop new chipset products and transition to new products, introduce these products in a cost-effective and timely manner and convince OEMs to select our products for design into their new systems. Our historical quarterly results have been, and we expect that our future results will continue to be, dependent on the introduction of a relatively small number of new products and the timely completion and delivery of those products to customers. The development of new chipset products is complex, and from time to time we have experienced delays in completing the development and introduction of new products. We have in the past invested substantial resources in emerging technologies that did not achieve the market acceptance that we had expected. Our ability to develop and deliver new chipset products successfully will depend on various factors, including our ability to:

  •
  accurately predict market requirements and evolving industry standards;

  •
  accurately define new chipset products;

  •
  timely complete and introduce new product designs;

  •
  timely qualify and obtain industry interoperability certification of our products and the equipment into which our products will be incorporated;

  •
  ensure that our subcontractors have sufficient foundry capacity and packaging materials and achieve acceptable manufacturing yields;

  •
  shift our products to smaller geometry process technologies to achieve lower cost and higher levels of design integration; and

  •
  gain market acceptance of our products and our OEM customers' products.

        If we are unable to develop and introduce new chipset products successfully and in a cost-effective and timely manner, we will not be able to attract new customers or retain our existing customers, which would harm our business.

Our success is dependent on achieving design wins into commercially successful OEM systems.

        Our products are generally incorporated into our OEMs customers' systems at the design stage. As a result, we rely on OEMs to select our products to be designed into their systems, which we refer to as a design win. We often incur significant expenditures on the development of a new product without any assurance that an OEM will select our product for design into its own system. Additionally, in some instances, we are dependent on third parties to obtain or provide information that we need to achieve a design win. Some of these third parties may not supply this information to us on a timely basis, if at all. Furthermore, even if an OEM designs one of our products into its system offering, we cannot be assured that its equipment will be commercially successful or that we will receive any net revenue as a result of that design win. Our OEM customers are typically not obligated to purchase our products and can choose at any time to stop using our products if their own systems are not commercially successful, if they decide to pursue other systems strategies, or for any other reason. If we are unable to achieve design wins or if our OEM customers' systems incorporating our products are not commercially successful, our net revenue would suffer.

Acquisitions, strategic partnerships, joint ventures or investments may impair our capital and equity resources, divert our management's attention or otherwise negatively impact our operating results.

        We intend to actively pursue acquisitions, strategic partnerships and joint ventures that we believe may allow us to complement our growth strategy, increase market share in our current markets and expand into adjacent markets, broaden our technology and intellectual property and strengthen our relationships with carriers and OEMs. While we currently have no such agreements, any future acquisition, partnership joint venture or investment may require that we pay significant cash, issue stock or incur substantial debt. Acquisitions, partnerships or joint ventures may also result in the loss of key personnel and the dilution of existing stockholders as a result of issuing equity securities. In addition, acquisitions, partnerships or joint ventures may require significant managerial attention, which may be diverted from our other operations. These capital, equity and managerial commitments may impair the operation of our business. Furthermore, acquired businesses may not be effectively integrated, may be unable to maintain key pre-acquisition business relationships, may contribute to increased fixed costs and may expose us to unanticipated liabilities and otherwise harm our operating results.

We rely on third-party sales representatives to assist in selling our products, and the failure of these representatives to perform as expected could reduce our future sales.

        We sell our products to some of our OEM customers through third-party sales representatives. Our relationships with some of our third-party sales representatives have been established within the last three years, and we are unable to predict the extent to which our third-party sales representatives will be successful in marketing and selling our products. Moreover, many of our third-party sales representatives also market and sell competing products. Our third-party sales representatives may terminate their relationships with us at any time. Our future performance will also depend, in part, on our ability to attract additional third-party sales representatives that will be able to market and support our products effectively, especially in markets in which we have not previously distributed our products. If we cannot retain our current third-party sales representatives or recruit additional or replacement third-party sales representatives, our sales and operating results could be harmed.

We rely on third-party technologies for the development of our products and our inability to use such technologies in the future would harm our ability to remain competitive.

        We rely on third parties for technology that is integrated into some of our products, including memory cells, input/output cells and core processor logic. If we are unable to continue to use or license these technologies on reasonable terms, or if these technologies fail to operate properly, we may not be able to secure alternatives in a timely manner and our ability to remain competitive would be harmed. In addition, if we are unable to successfully license technology from third parties to develop future products, we may not be able to develop such products in a timely manner or at all.

Rapidly changing standards and regulations could make our products obsolete, which would cause our salesand operating results to suffer.

        We design our products to conform to regulations established by governments and to standards set by industry standards bodies such as The American National Standards Institute (ANSI) and The Committee T1E1.4 in North America, European Telecommunications Standards Institute (ETSI) in Europe and ITU-T and the Institute of Electrical and Electronics Engineers, Inc. (IEEE) worldwide. Because our products are designed to conform to current specific industry standards, if competing standards emerge that are preferred by our customers, we would have to make significant expenditures to develop new products. If our customers adopt new or competing industry standards with which our products are not compatible, or the industry groups adopt standards or governments issue regulations with which our products are not compatible, our existing products would become less desirable to our customers and our sales and operating results would suffer.

If we fail to secure or protect our intellectual property rights, competitors may be able to use our technologies, which could weaken our competitive position, reduce our net revenue or increase our costs.

        Our success will depend, in part, on our ability to protect our intellectual property. We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights in the United States. We do not currently have any applications on file in any foreign jurisdictions with respect to our intellectual property notwithstanding the fact that a significant portion of our net revenue is generated abroad. Our pending patent applications may not result in issued patents, and our existing and future patents may not be sufficiently broad to protect our proprietary technologies or may be held invalid or unenforceable in court. While we are not currently aware of misappropriation of our existing technology, policing unauthorized use of our technology is difficult and we cannot be certain that the steps we have taken will prevent the misappropriation or unauthorized use of our technologies, particularly in foreign countries where we have not applied for patent protections and, even if such protections were available, the laws may not protect our proprietary rights as fully as U.S. law. The patents we have obtained, or may obtain in the future, may not be adequate to protect our proprietary rights. Our competitors may independently develop or may have already developed technology similar to ours, duplicate our products or design around any patents issued to us or our other intellectual property. In addition, we may be required to license our patents as a result of our participation in various standards organizations. If competitors appropriate our technology and we are not adequately protected, our competitive position would be harmed, our legal costs would increase and our net revenue would be harmed.

Third-party claims of infringement or other claims against us could adversely affect our ability to market our products, require us to redesign our products or seek licenses from third parties, and harm our business. In addition, any litigation required to defend such claims could result in significant costs and diversion of our resources.

        Companies in the semiconductor industry often aggressively protect and pursue their intellectual property rights. From time to time, we receive, and may continue to receive in the future, notices that claim we have infringed upon, misappropriated or misused other parties' proprietary rights. While we are not aware that we are currently infringing on the proprietary rights of third parties, we may in the future be engaged in litigation with parties who claim that we have infringed their patents or misappropriated or misused their trade secrets or who may seek to invalidate one or more of our patents, and it is possible that we would not prevail in any future lawsuits. An adverse determination in any of these types of claims could prevent us from manufacturing or selling some of our products, could increase our costs of products and could expose us to significant liability. Any of these claims could harm our business. For example, in a patent or trade secret action, a court could issue a preliminary or permanent injunction that would require us to withdraw or recall certain products from the market or redesign certain products offered for sale or that are under development. In addition, we may be liable for damages for past infringement and royalties for future use of the technology and we may be liable for treble damages if infringement is found to have been willful. Even if claims against us are not valid or successfully asserted, these claims could result in significant costs and a diversion of management and personnel resources to defend.

Any potential dispute involving our patents or other intellectual property could also include our manufacturing subcontractors and OEM customers, which could trigger our indemnification obligations to them and result in substantial expense to us.

        In any potential dispute involving our patents or other intellectual property, our manufacturing subcontractors and OEM customers could also become the target of litigation. Because we often indemnify our customers for intellectual property claims made against them for products incorporating our technology, any litigation could trigger technical support and indemnification obligations in some of our license agreements, which could result in substantial expenses. While to date none of our OEM customers has made an indemnification claim against us, in the event an indemnification claim were made, it could adversely affect our relationships with our OEM customers and result in substantial costs to us.

Our products typically have lengthy sales cycles, which may cause our operating results to fluctuate and result in volatility in the price of our common stock. An OEM customer or a carrier may decide to cancel or change its product plans, which could cause us to lose anticipated sales.

        After we have delivered a product to an OEM customer, the OEM will usually test and evaluate our product with its carrier customer prior to the OEM completing the design of its own equipment that will incorporate our product. Our OEM customers and the carriers may need three to more than six months to test, evaluate and adopt our product and an additional three to more than nine months to begin volume production of equipment that incorporates our product. Due to this lengthy sales cycle, we may experience significant delays from the time we increase our operating expenses and make investments in inventory until the time that we generate net revenue from these products. It is possible that we may never generate any net revenue from these products after incurring these expenditures and investments. Even if an OEM customer selects our product to incorporate into its equipment, we have no assurances that the customer will ultimately market and sell its equipment or that such efforts by our customer will be successful. The delays inherent in our lengthy sales cycle increase the risk that an OEM customer or carrier will decide to cancel or change its product plans. From time to time, we have experienced changes and cancellations in the purchase plans of our OEM customers. A cancellation or change in plans by an OEM customer or carrier could cause us to not achieve anticipated net revenue and result in volatility of the price of our common stock. In addition, our anticipated sales could be lost or substantially reduced if a significant OEM customer or carrier reduces or delays orders during our sales cycle or chooses not to release equipment that contains our products.

As our international manufacturing, sales and research and development operations expand, we will be increasingly exposed to various legal, business, political and economic risks associated with our international operations.

        We currently obtain substantially all of our manufacturing, assembly and testing services from suppliers and subcontractors located outside the United States, and have a significant portion of our research and development team located in India. In addition, 99.8% of our net revenue in 2004 and 99.4% of our net revenue in the six months ended June 30, 2005 was derived from sales to customers outside the United States. We may expand our international business activities and open other design and operational centers abroad. International operations are subject to many other inherent risks, including but not limited to:

  •
  political, social and economic instability, including terrorist acts;

  •
  exposure to different legal standards, particularly with respect to intellectual property;

  •
  natural disasters and public health emergencies;

  •
  trade and travel restrictions;

  •
  the imposition of governmental controls and restrictions or unexpected changes in regulatory requirements;

  •
  burdens of complying with a variety of foreign laws;

  •
  import and export license requirements and restrictions of the United States and each other country in which we operate;

  •
  foreign technical standards;

  •
  changes in tariffs;

  •
  difficulties in staffing and managing international operations;

  •
  fluctuations in currency exchange rates;

  •
  difficulties in collecting receivables from foreign entities or delayed revenue recognition; and

  •
  potentially adverse tax consequences.

        Because we are currently substantially dependent on our foreign sales, research and development and operations, any of the factors described above could significantly harm our ability to produce quality products in a timely and cost effective manner, and increase or maintain our foreign sales.

Significant fluctuations or a slowdown in deployment of fiber extension over copper and broadband over copper in Asia would adversely affect our operating results.

        Sales to customers located in Asia accounted for 97.2% of our net revenue in 2004 and 98.3% for the six months ended June 30, 2005. Our sales have been dependent on the continuous growth of new fiber extension over copper and broadband over copper subscribers in Asia. Fluctuations in or a plateau of new subscribers in Asia could impact our net revenue and a sustained slow down in growth of fiber extension over copper and broadband over copper subscribers in Asia may cause our net revenue to decline. In addition, our sales have been historically denominated in U.S. dollars and an increase in the U.S. dollar relative to the currencies of the countries that our customers operate in could materially affect our Asian customers' demand for our products, thereby forcing them to reduce their orders, which would adversely affect our business.

We derive a substantial amount of our net revenue from Asia, and our failure to diversify the geographic sources of our net revenue could harm our operating results.

        Because a substantial portion of our net revenue has been derived from sales into Japan and Korea, our net revenue has been heavily dependent on developments in these markets. As a result, our sales are subject to economic downturns, decrease in demand and overall negative market conditions in Asia. While part of our strategy is to diversify the geographic sources of our net revenue, failure to further penetrate markets outside of Japan and Korea could harm our business and operating results.

The complexity of our products could result in unforeseen delays or expenses and in undetected defects or bugs, which could damage our reputation with current or prospective customers and adversely affect the market acceptance of new products.

        Highly complex products such as those that we offer frequently contain defects and bugs, particularly when they are first introduced or as new versions are released. In the past we have experienced, and may in the future experience, defects and bugs in our products. If any of our products contains defects or bugs, or has reliability, quality or compatibility problems, our reputation may be damaged and our OEM customers may be reluctant to buy our products, which could harm our ability to retain existing customers and attract new customers. In addition, these defects or bugs could interrupt or delay sales or shipment of our products to our customers.

We plan to implement a new ERP system, an enhancement which could disrupt our operations and negatively impact our sales volume and net revenue.

        We intend to implement a comprehensive enterprise resource planning, or ERP, information system to manage our business operations, and our migration to this new system could disrupt our operations. We have experienced difficulties in the past in implementing new information systems. The process of implementing new information systems could also adversely impact our ability to do the following in a timely manner:

  •
  accept and process customer orders;

  •
  receive inventory and ship products;

  •
  invoice and collect receivables;

  •
  place purchase orders and pay invoices; and

  •
  all other business transactions related to the finance, order entry, purchasing, supply chain and human resource processes within the new ERP information system.

Due to the cyclical nature of the semiconductor and telecommunications industries, our operating results may fluctuate significantly, which could adversely affect the market price of our common stock.

        The semiconductor industry is highly cyclical and subject to rapid change and evolving industry standards and, from time to time, has experienced significant downturns. These downturns are characterized by decreases in product demand, excess customer inventories and accelerated erosion of prices. These factors could cause substantial fluctuations in our net revenue and in our operating results. Any downturns in the semiconductor or broadband communications industry may be severe and prolonged, and any failure of this industry or the broadband communications markets to fully recover from downturns could harm our business. The semiconductor industry also periodically experiences increased demand and production capacity constraints, which may affect our ability to ship products. Accordingly, our operating results may vary significantly as a result of the general conditions in the semiconductor or broadband communications industry, which could cause our stock price to decline.

        In addition, the telecommunications industry from time to time has experienced and may again experience a pronounced downturn. To respond to a downturn, many carriers may be required to slow their capital expenditures, cancel or delay new developments, reduce their workforces and inventories and take a cautious approach to acquiring new equipment and technologies from OEMs, which would have a negative impact on our business. In the future, a downturn in the telecommunications industry may cause our operating results to fluctuate from year to year, which also may tend to increase the volatility of the price of our common stock and harm our business.

Several of the facilities that manufacture our products, most of our OEM customers and the carriers they serve, and our California facility are located in regions that are subject to earthquakes and other natural disasters.

        Several of our subcontractors' facilities that manufacture, assemble and test our products, and one of our subcontractor's wafer foundries, are located in Taiwan. Our customers are currently primarily located in Japan and Korea. The Asia-Pacific region has experienced significant earthquakes in the past and could be subject to additional seismic activities. Any earthquake or other natural disaster in these areas could significantly disrupt these manufacturing facilities' production capabilities and could result in our experiencing a significant delay in delivery, or substantial shortage, of wafers in particular, and possibly in higher wafer prices, and our products in general. Our headquarters in California are also located near major earthquake fault lines. If there is a major earthquake or any other natural disaster in a region where one of our facilities is located, it could significantly disrupt our operations.

Risks Related to the Offering and our Common Stock

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid, or at all.

        Prior to the offering, our common stock has not been sold in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The trading price of our common stock could be subject to wide fluctuations due to the factors discussed in this "Risk Factors" section and elsewhere in this prospectus. In addition, the stock market in general, and the Nasdaq National Market and technology companies in particular, have experienced extreme price and volume fluctuations. Our initial trading price and valuation may not be sustainable, and broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance.

Class action litigation due to stock price volatility or other factors could cause us to incur substantial costs and divert our management's attention and resources.

        In the past, securities class action litigation often has been brought against a company following periods of volatility in the market price of its securities. Companies such as ours in the semiconductor industry and other technology industries are particularly vulnerable to this kind of litigation due to the high volatility of their stock prices. While we are not aware of any such contemplated class action litigation against us, we may in the future be the target of securities litigation. Any securities litigation could result in substantial costs and could divert the attention and resources of our management.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse opinion regarding our stock, our stock price and trading volume could decline.

        The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us issue an adverse opinion regarding our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

        Additional sales of our common stock in the public market after the offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Upon completion of the offering, we will have                        shares of common stock outstanding. Of the outstanding shares after completion of the offering, all of the                         shares sold in the offering will be freely tradable immediately without further registration under the Securities Act of 1933, as amended, or the Securities Act, except that any shares held by our "affiliates" (as that term is defined under Rule 144 of the Securities Act) may be sold only in compliance with the limitations under Rule 144. The remaining outstanding shares after completion of the offering will be "restricted securities" and generally will be available for sale in the public market as follows:

  •
  no shares will be eligible for immediate sale on the date of this prospectus; and

  •
  shares, which are subject to lock-up agreements with the underwriters, will be eligible for sale at various times beginning 180 days (subject to an extension of up to 18 days) after the date of this prospectus pursuant to Rules 144, 144(k) and 701 of the Securities Act.

        The underwriters may, however, release all or a portion of the shares subject to lock-up agreements at any time without notice. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline.

        In addition, after the offering, the holders of                        shares of common stock will be entitled to rights to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

        See the information under the caption "Shares Eligible for Future Sale" for a more detailed description of the shares that will be available for future sales upon completion of the offering.

Purchasers in the offering will immediately experience substantial dilution in net tangible book value.

        Because our common stock has in the past been sold at prices substantially lower than the initial public offering price that you will pay, based on an initial public offering price of $                              per share, which is the mid-point of the range provided on the cover of this prospectus, you will suffer immediate dilution of $                              per share in pro forma net tangible book value. The exercise of options may result in further dilution.

Our corporate actions are substantially controlled by our directors, executive officers and their affiliated entities who could exert control over our company in a manner that may be contrary to the interests of other investors.

        After the offering, our directors, executive officers and their affiliated entities will beneficially own over 42.7% of our outstanding common stock. These stockholders, if they acted together, could exert substantial control over matters requiring approval by our stockholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by our other stockholders, including those who purchase shares in this offering.

Delaware law and our corporate charter and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

        We are currently incorporated in California but intend to reincorporate in Delaware prior to becoming a public company. Provisions in our certificate of incorporation adopted in connection with the reincorporation may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

  •
  the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

  •
  the establishment of a classified board of directors requiring that not all members of the board be elected at one time;

  •
  the prohibition of cumulative voting in the election of directors which would otherwise allow less than a majority of stockholders to elect director candidates;

  •
  the requirement for advance notice for nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders' meeting;

  •
  the ability of the board of directors to alter our bylaws without obtaining stockholder approval;

  •
  the ability of the board of directors to issue, without stockholder approval, up to 5,000,000 shares of preferred stock with terms set by the board of directors, which rights could be senior to those of common stock;

  •
  the required approval of holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action;

  •
  the required approval of holders of a majority of the shares entitled to vote at an election of directors to remove directors for cause; and

  •
  the elimination of the right of stockholders to call a special meeting of stockholders and to take action by written consent.

        We also will be subject to provisions of the Delaware General Corporation Law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for three years after the point in time that such stockholder acquired shares constituting 15% or more of our shares, unless the holder's acquisition of our stock was approved in advance by our board of directors.

We will incur increased costs as a result of being a public company.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the Nasdaq National Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, in anticipation of becoming a public company, we have created additional board committees and adopted policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, particularly in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "potential," or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described under the caption "Risk Factors" and elsewhere in this prospectus, regarding, among other things:

  •
  the future growth of the fiber-fast broadband market;

  •
  our reliance on subcontractors to manufacture, test and assemble our products;

  •
  competition and competitive factors of the fiber-fast broadband market;

  •
  our dependence on a few customers;

  •
  new products and technologies;

  •
  our anticipated increase in net revenue and slightly higher cost of revenue as a percentage of revenue as compared to the rate experienced in the first six months of 2005; and

  •
  future costs and expenses and financing requirements.

        These risks are not exhaustive. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

        You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

        You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement on Form S-1, of which this prospectus is a part, that we have filed with the SEC with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

        We estimate that the net proceeds we will receive from the offering will be $             million, at an assumed initial public offering price of $            per share, which is the mid-point of the range provided on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be $             million.

        The principal purposes of this offering are to create a public market for our common stock, to obtain additional capital and to facilitate our future access to the public equity markets.

        We intend to use the net proceeds from the offering for general corporate purposes, including working capital and capital expenditures, but we have not designated any specific uses. We may also use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, products or technologies. We have no current agreements or commitments with respect to any investment or acquisition, and we currently are not engaged in negotiations with respect to any investment or acquisition. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds in short-term interest-bearing, investment grade securities.

        The amount and timing of what we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenues and cash generated by operations and the other factors described under the caption "Risk Factors." We may find it necessary or advisable to use portions of the proceeds for other purposes.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our common stock or other securities. We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future. We also may incur indebtedness in the future that may prohibit or effectively restrict the payment of dividends on our common stock. Any future determination related to our dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

        The following table summarizes our cash and cash equivalents and capitalization as of June 30, 2005:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to (1) the automatic conversion of all of our outstanding shares of convertible preferred stock into 183,743,668 shares of common stock, (2) the assumed exercise of warrants to purchase 466,128 shares of our preferred stock at a weighted average exercise price of $0.6436 per share in cash, and the issuance of such shares upon the closing of the offering (such warrants may be exercised on a cashless basis upon the election of the holders) and (3) changes in our authorized shares as a result of our Delaware reincorporation; and

  •
  on a pro forma as adjusted basis to give effect to the sale of            shares of common stock in the offering at an assumed initial public offering price of $            per share, which is the mid-point of the range provided on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        Our fiscal years are the 52 or 53 week periods ended on the Sunday nearest the end of December. Our fiscal quarters reported are the consecutive 13th or 14th week periods ending on the Sunday nearest to the end of the month. For presentation purposes, our consolidated financial statements and related notes have been presented as ending on the last day of the nearest calendar month. You should read this table in conjunction with information under the captions "Use of Proceeds," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2005 (unaudited)
	Actual	Pro forma	Pro forma as adjusted
	(dollars in thousands, except per share data)
Cash and cash equivalents	$21,881	$22,181	$

Long-term portion of capital lease obligations and notes payable	$1,241	$1,241		$1,241
Redeemable convertible preferred stock, no par value; 190,124,000 shares authorized, 183,743,668 shares issued and outstanding, actual; 5,000,000 shares authorized, none issued and outstanding, pro forma, and pro forma as adjusted	$101,633	—		—
Stockholders' equity:
Common Stock, no par value, 247,450,000 shares authorized, 22,934,441 shares issued and outstanding, actual; $0.001 par value per share, 100,000,000 shares authorized, $0.001 par value per share, 207,144,237 shares issued and outstanding, pro forma; $0.001 par value per share, 100,000,000 shares authorized, $0.001 par value per share, shares issued and outstanding, pro forma, as adjusted	21,831	123,764
Warrants	914	914		914
Notes receivable from stockholders	(98)	(98)		(98)
Deferred stock-based compensation	(6,241)	(6,241)		(6,241)
Accumulated other comprehensive loss	(46)	(46)		(46)
Accumulated deficit	(93,459)	(93,459)		(93,459)

Total stockholders' equity (deficit)	(77,099)	24,834

Total capitalization	$25,775	$26,075	$

        The number of shares of our common stock shown above to be outstanding after the offering is based on shares outstanding as of June 30, 2005 and gives effect to our Delaware reincorporation that will occur prior to the completion of the offering. This information excludes:

  •
  36,211,694 shares of common stock issuable upon the exercise of outstanding stock options, with exercise prices ranging from $0.03 to $1.00 per share and a weighted average exercise price of $0.16 per share;

  •
  2,594,882 shares of common stock available for future issuance under our 1999 Stock Option Plan as of June 30, 2005; and

  •
  shares of common stock to be available for issuance under our 2004 Equity Incentive Plan (which shares shall solely constitute (1) such number of shares under our 1999 Stock Option Plan that have not been granted as of the date of the offering and (2) shares that have been returned to the 1999 Stock Option Plan on or after the offering as a result of termination of options or repurchase of shares) and 1,000,000 shares of common stock to be available for issuance under our 2004 Employee Stock Purchase Plan, each plan to be effective upon the completion of the offering. The 2004 Equity Incentive Plan and 2004 Employee Stock Purchase Plan contain a provision that automatically increases its share reserve each year, as more fully described in "Management—Employee Benefit Plans."

        On October 21, 2004, we entered into a loan and security agreement with Silicon Valley Bank that provides for an up to $5.0 million revolving line of credit and a $2.0 million equipment financing facility. As of June 30, 2005, we had an outstanding balance of $1.7 million under the loan and security agreement.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after the offering.

        Investors participating in the offering will incur immediate, substantial dilution. On June 30, 2005, our pro forma net tangible book value was $24.8 million, or $0.12 per share of common stock, after giving effect to (1) the automatic conversion of all outstanding shares of our convertible preferred stock as of June 30, 2005 into 183,743,668 shares of our common stock, and (2) the assumed exercise of warrants to purchase 466,128 shares of our preferred stock, with a weighted average exercise price of $0.6436 per share, and the issuance of such shares upon the closing of the offering. Assuming the sale of            shares of our common stock in the offering at an assumed initial public offering price of $            per share, which is the mid-point of the range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of June 30, 2005 would have been $             million, or $            per share of common stock. This represents an immediate increase in pro forma net tangible book value of $            per share of common stock to our existing stockholders and an immediate dilution of $            per share to the new investors purchasing shares in the offering.

        The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share before the offering	$
Increase per share attributable to existing investors

Pro forma net tangible book value per share after the offering

Dilution per share to new public investors	$

        The following table sets forth, on a pro forma as adjusted basis as of June 30, 2005, the difference between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and by new public investors before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, using an assumed initial public offering price of $            per share:

	Shares purchased		Total consideration
					Average price per share
	Number	Percent	Amount	Percent
	(in thousands)		(in thousands)
Existing stockholders	207,144%		$125,116%		$0.60
New public investors

Total		100.0%		$100.0%

        If the underwriters' over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to            % of the total number of shares of common stock to be outstanding after the offering; and the number of shares of common stock held by the new investors will be increased to            shares or             % of the total number of shares of common stock outstanding after the offering.

        The discussion and tables above assume no exercise of the underwriters' over-allotment option, the automatic conversion of all our outstanding shares of convertible preferred stock into 183,743,668 shares of common stock and assumed exercise of outstanding warrants specified above, and excludes:

  •
  36,211,694 shares of common stock issuable upon the exercise of outstanding stock options, with exercise prices ranging from $0.03 to $1.00 per share and a weighted average exercise price of $0.16 per share;

  •
  2,594,882 shares of common stock available for future issuance under our 1999 Stock Option Plan as of June 30, 2005; and

  •
  shares of common stock to be available for issuance under our 2004 Equity Incentive Plan (which shares shall solely constitute (1) such number of shares under our 1999 Stock Option Plan that have not been granted as of the date of this offering, or (2) shares that have been returned to the 1999 Stock Option Plan on or after the offering as a result of termination of options or repurchase of shares) and 1,000,000 shares of common stock to be available for issuance under our 2004 Employee Stock Purchase Plan, each plan to be effective upon the completion of the offering. The 2004 Equity Incentive Plan and the 2004 Employee Stock Purchase Plan contain provisions that automatically increase share reserves under the plans each year, as more fully described in "Management—Benefit Plans."

        To the extent that these options are exercised, there will be further dilution to new investors. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. Our fiscal years are the 52 or 53 week periods ended on the Sunday nearest the end of December. Our fiscal quarters reported are the consecutive 13th or 14th week periods ending on the Sunday nearest to the end of the month. For presentation purposes, our consolidated financial statements and related notes have been presented as ending on the last day of the nearest calendar month. The selected consolidated balance sheet data as of December 31, 2003 and 2004 and the selected consolidated statement of operations data for each of the three years in the period ended December 31, 2004 has been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The selected balance sheet data as of December 31, 2000, 2001 and 2002 and the statement of operations data for each of the two years in the period ended December 31, 2001 have been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated balance sheet data as of June 30, 2005 and the selected consolidated statement of operations data for the six months ended June 30, 2004 and 2005 have been derived from unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements contained elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the periods presented. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

	Year ended December 31					Six months ended June 30,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands, except per share data)
Statements of Operations Data:
Net revenue	$—	$—	$4,116	$29,045	$66,676	$30,191	$31,529
Costs and expenses:
Cost of revenue (1)	—	—	4,122	28,603	40,175	21,010	14,973
Research and development (1)	10,611	15,418	16,775	19,004	20,678	9,510	11,735
Selling, general and administrative (1)	1,248	2,065	3,662	5,687	9,423	4,339	5,437
Stock-based compensation	—	35	14	5,643	4,970	2,506	3,709

Total cost and expenses	11,859	17,518	24,573	58,937	75,246	37,365	35,854

Loss from operations	(11,859)	(17,518)	(20,457)	(29,892)	(8,570)	(7,174)	(4,325)
Interest income (expense), net	315	(188)	(6)	22	106	20	185

Loss before income taxes	(11,544)	(17,706)	(20,463)	(29,870)	(8,464)	(7,154)	(4,140)
Income taxes	—	—	—	—	—	—	—

Net loss	$(11,544)	$(17,706)	$(20,463)	$(29,870)	$(8,464)	$(7,154)	$(4,140)

Basic and diluted net loss per share	$(3.04)	$(3.30)	$(3.00)	$(3.60)	$(0.47)	$(0.44)	$(0.19)

Shares used in computing basic and diluted net loss per share	3,801	5,358	6,827	8,301	18,185	16,362	21,772

Pro forma basic and diluted net loss per share (2)					$(0.04)		$(0.02)

Shares used in computing pro forma basic and diluted net loss per share					196,513		205,962

(footnotes on following page)

	December 31,
						June 30, 2005
	2000	2001	2002	2003	2004
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$4,166	$11,411	$4,781	$11,236	$25,428	$21,881
Working capital	1,813	16,856	1,116	8,919	18,297	18,181
Total assets	9,434	22,804	9,863	20,758	42,031	38,785
Short and long-term debt and capital lease obligations	3,449	3,306	3,572	1,835	2,695	2,433
Convertible preferred stock	17,173	48,134	52,074	84,963	101,633	101,633
Total stockholders' (deficit)	(12,450)	(29,430)	(49,848)	(73,999)	(76,685)	(77,099)

(1)
Amounts for 2004 and for the six months ended June 30, 2004 and 2005 exclude stock-based compensation as follows, as these amounts have been aggregated and are reported separately as stock-based compensation:

	Year Ended December 31,					Six months ended June 30,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands)
Costs and expenses:
Cost of revenue	$—	$—	$—	$74	$40	$22	$121
Research and development	—	—	—	2,415	1,054	470	1,659
Selling, general and administrative	—	35	14	3,154	3,876	2,014	1,929

Total stock-based compensation	$—	$35	$14	$5,643	$4,970	$2,506	$3,709

(2)
For information regarding the computation of per share amounts, refer to note 1 of our consolidated financial statements included elsewhere in this prospectus. Pro forma basic and diluted net loss per share is presented for 2004 and the six months ended June 30, 2005 to reflect per share data assuming (a) the conversion of all of our preferred stock into 183,743,668 shares of common stock, which will occur upon the closing of the offering, as if the conversion had taken place at the beginning of 2003, and (b) the exercise of warrants to purchase 466,128 shares of our preferred stock, with a weighted average exercise price of $0.6436 per share, and the issuance of such shares (such warrants may be exercised on a cashless basis).

Quarterly Results of Operations

        Our fiscal quarters reported are the consecutive 13th or 14th week periods ending on the Sunday nearest to the end of the month. For presentation purposes, our consolidated financial statements and related notes have been presented as ending on the last day of the nearest calendar month. The following table sets forth our consolidated statement of operations data for the ten quarters in the period from January 1, 2003 through June 30, 2005. This unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of our management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of this data. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. We believe that our quarterly revenue and operating results are likely to vary in the future.

The operating results for any quarter are not necessarily indicative of the operating results for any future period or for a full year.

	Three months ended
	Mar. 31, 2003	Jun. 30, 2003	Sep. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	Jun. 30, 2004	Sep. 30 2004	Dec. 31, 2004	Mar. 31, 2005	Jun. 30, 2005
	(in thousands, except per share data)
Net revenue	$4,808	$5,420	$5,774	$13,043	$14,272	$15,919	$18,037	$18,448	$12,286	$19,243
Costs and expenses:
Cost of revenue	4,695	4,420	6,248	13,240	11,730	9,280	9,532	9,633	6,194	8,779
Research and development	4,556	5,644	4,752	4,052	4,165	5,345	5,666	5,502	5,938	5,797
Selling, general and administrative	1,262	1,525	1,388	1,512	1,985	2,354	2,411	2,673	2,627	2,810
Stock-based compensation	225	3,118	1,147	1,153	1,308	1,198	1,320	1,144	1,497	2,212

Total cost and expenses	10,738	14,707	13,535	19,957	19,188	18,177	18,929	18,952	16,256	19,598

Loss from operations	(5,930)	(9,287)	(7,761)	(6,914)	(4,916)	(2,258)	(892)	(504)	(3,970)	(355)
Interest income (expense), net	(8)	52	7	(29)	(6)	26	48	38	95	90

Loss before income taxes	(5,938)	(9,235)	(7,754)	(6,943)	(4,922)	(2,232)	(844)	(466)	(3,875)	(265)
Income taxes	—	—	—	—	—	—	—	—	—	—

Net loss	$(5,938)	$(9,235)	$(7,754)	$(6,943)	$(4,922)	$(2,232)	$(844)	$(466)	$(3,875)	$(265)

Basic and diluted net loss per share	$(0.77)	$(1.16)	$(0.92)	$(0.76)	$(0.34)	$(0.12)	$(0.04)	$(0.02)	$(0.18)	$(0.01)

Shares used in computing basic and diluted net loss per share	7,674	7,948	8,439	9,109	14,498	18,226	19,254	20,579	21,365	22,178

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the caption "Risk Factors" or in other parts of this prospectus.

Overview

        We are a leading developer and provider of highly programmable semiconductors that enable fiber-fast broadband services over carriers' existing copper lines. We have developed these semiconductors using our proprietary semiconductor designs, specific purpose digital signal processor and advanced mixed-signal semiconductor design capabilities. We offer multiple product lines that are designed to address different segments of the fiber-fast broadband communications semiconductor market for both carrier networks and subscriber premise equipment. We outsource all of our semiconductor fabrication, assembly and test functions, which enables us to focus on design, development, sales and marketing of our products and reduces the level of our capital investment.

        We were incorporated in April 1999 and through December 31, 2001, we were engaged principally in research and development. We began commercial shipment of our products in the fourth quarter of 2002. Over the last two years, we have experienced significant net revenue growth, primarily due to a rapid rise in deployments of our products in Japan and Korea. Our net revenue has increased from $13.8 million for the 12-month period ended June 30, 2003, to $49.0 million for the 12-month period ended June 30, 2004 and $68.0 million for the 12-month period ended June 30, 2005. Our growth, however, can fluctuate on a quarterly basis. For instance, in the first quarter of 2005, our net revenue decreased $6.2 million or 33.4% from the fourth quarter of 2004, yet in the subsequent quarter, the second quarter of 2005, our net revenue increased $7.0 million or 56.6% from the first quarter of 2005. As a result revenue for the six months ended June 30, 2005 was $31.5 million as compared to $30.2 million for the six months ended June 30, 2004, an increase of $1.3 million, or 4.3%. Quarterly fluctuations in net revenue are characteristic of our industry, as carriers purchase equipment based on expected deployment and OEMs manufacture equipment occasionally at rates higher than equipment is deployed. As a result, periodically and usually without significant notice, carriers will reduce orders for new equipment and OEMs will reduce orders for our products, which will adversely impact the quarterly demand for our products, even when deployment rates may be increasing. For example, our two largest customers in Japan significantly reduced orders for our chipsets for the quarter ended March 31, 2005 and subsequently reinitiated orders for the quarter ended June 30, 2005.

        We have shipped chipsets that have enabled over seven million ports since we began volume production in the fourth quarter of 2002. A port is the physical connection between the fiber network and the copper line as well as between the copper line and the customer premise.

        Our cost of revenue has declined as a percentage of net revenue as we have introduced new products with lower per port costs, higher functionality and, at times, higher per port selling prices. Our cost of revenue decreased as a percentage of net revenue from 98.5% in 2003 to 60.3% in 2004 and to 47.5% for the six months ended June 30, 2005.

        Net loss.    We have reported net losses since inception. As of June 30, 2005, we had an accumulated deficit of $93.5 million and a total stockholders' deficit of $77.1 million. From inception through 2001, we were engaged primarily in research and development and had no net revenue. Our net losses increased during this period as we increased our headcount and incurred additional research and development expenses related to prototype wafers and mask set revisions. We recognized our first product revenue in the fourth quarter of 2002; however, this did not reduce our reported losses because in 2002 our net revenue did not exceed the related cost of revenue, and research and development and selling, general and administrative expenses continued to increase along with our expanding business activities. In 2003, although our net revenue increased substantially, this did not reduce our net loss because our net revenue in 2003 did not significantly exceed the related cost of revenue and we had increases in operating expenses and stock-based compensation expenses. In 2004, our net revenue continued to increase while our cost of revenue, research and development and selling, general and administrative expenses decreased as a percentage of net revenue, thus decreasing our net loss substantially. For the six month period ended June 30, 2005, our net loss decreased as our cost of revenue decreased as a percentage of net revenue while our research and development and selling, general and administrative expenses increased as a percentage of revenue. For the remainder of 2005, we expect our net revenue to continue to increase, our cost of revenue as a percentage of net revenue to be slightly higher than the rate experienced in the first six months of 2005 and, provided net revenue increases as we anticipate, our research and development and selling, general and administrative expenses to decrease as a percentage of net revenue.

        Net revenue.    Our net revenue is primarily derived from sales of our chipset products. Net revenue from product sales are generally recognized upon shipment, net of sales returns, rebates and allowances. As is typical in our industry, the selling prices of our products generally decline over time. Therefore, our ability to increase net revenue is dependent upon our ability to increase unit sales volumes of existing products and to introduce and sell new products in greater quantities. Our ability to increase unit sales volume is dependent primarily upon our ability to increase and fulfill current customer demand and obtain new customers.

        We sell our products to OEMs through a combination of our direct sales force and third-party sales representatives. Sales are generally made under short-term non-cancelable purchase orders. We also have volume purchase agreements with certain customers who provide us with non-binding forecasts. Although our OEM customers may provide us with rolling forecasts, our ability to predict future sales in any given period is limited and subject to change based on demand for our OEM customers' systems and their supply chain decisions.

        Historically, a small number of customers have accounted for a substantial portion of our net revenue, and we expect that significant customer concentration will continue for the foreseeable future. The following OEMs accounted for more than 10% of our net revenue for the periods indicated. Sales made to these OEMs were made through the indicated third-party sales representatives:

		Percentage of our net revenue for year ended December 31,		Percentage of our net revenue for six months ended June 30,
OEM Customer
	Sales Representative	2003	2004	2004	2005
NEC Corporation (Magnus)	NEC Corporation (USA)	43.3%	44.9%	46.7%	44.2%
Sumitomo Electric Industries, Ltd.	Altima	17.9	22.4	15.9	25.3
Dasan Networks, Inc.	Uniquest Corporation	8.6	11.3	16.8	21.3
Millinet Co., Ltd.	Uniquest Corporation	9.3	6.7	10.3	4.2

        Substantially all of our sales are to customers outside the United States. Sales to customers in Asia accounted for 97.8% of net revenue in 2003, 97.2% in 2004, and 98.3% for the six months ended June 30, 2005. We anticipate that a majority of our net revenue will continue to be represented by sales to customers outside the United States. All of our sales to date have been denominated in U.S. dollars.

        Cost of revenue.    Cost of revenue includes primarily the cost of silicon wafers purchased from our foundries. In addition, cost of revenue includes costs associated with assembling, testing and shipping of our semiconductors and includes accruals for estimated warranty obligations and write-downs of excess and obsolete inventories. Because we do not have formal, long-term pricing agreements with our outsourcing partners, our wafer costs and services are subject to price fluctuations based on the cyclical demand for semiconductors. In addition, after we purchase wafers from foundries, we also have the yield risk related to manufacturing these wafers into die. Manufacturing yield is the percentage of acceptable product resulting from the manufacturing process, as identified when the product is tested. If our manufacturing yields decrease, our cost per unit increases, which could have a significant adverse impact on our cost of revenue.

        We purchase our inventory pursuant to standard purchase orders. Because lead-times at our manufacturing subcontractors can be up to three months, we may build inventory based on our estimate of future forecasts rather than customers' orders.

        Since we began shipping product, our cost of revenue has generally decreased as a percentage of our net revenue. However, given our current cost of revenue as a percentage of net revenue, we do not anticipate that this trend will continue in the future.

        Research and development expenses.    Research and development expenses consist of compensation and associated costs of employees engaged in research and development, contractors costs, tape-out costs, reference design development costs, development testing and evaluation costs, occupancy costs and depreciation expense. Before releasing new products, we incur charges for mask sets, prototype wafers and mask set revisions, which we refer to as tape-out costs. Tape-out costs cause our research and development expenses to fluctuate because they are not incurred uniformly every quarter.

        As of June 30, 2005, we had 113 persons engaged in research and development of whom 39 are employed in Bangalore, India as full-time employees.

        All research and development expenses are expensed as incurred. We expect our research and development expenses to increase in absolute dollars as we invest to develop new products to be competitive in the future.

        Selling, general and administrative expenses.    Selling, general and administrative expenses relate primarily to compensation and associated expenses for personnel in general management, sales and marketing, and finance, and sales commissions, as well as outside legal and accounting expenses. We expect our selling, general and administrative expenses to increase in absolute dollars as we hire additional personnel, expand our sales and marketing efforts, and incur additional expenses required of a publicly traded company.

        Stock-based compensation expenses.    Stock-based compensation expenses include amounts related to the grant of options and warrants to employees and non-employees. During the first quarter of fiscal 2005, we completed a stock option exchange program. The voluntary program allowed eligible employees, consultants and directors to return to us existing options with an exercise price greater than $0.32 per share and exchange them on a one-for-one basis for new options that were granted on March 1, 2005. The new option grants to purchase 7,596,500 aggregate shares of common stock have a vesting period identical to the exchanged options and carry an exercise price of $0.32 per share, the fair market value of our common stock on March 1, 2005 as determined by our board of directors.

        Under the intrinsic value method, used for reporting purposes, the modification of these options is treated as an exchange of the original award for a new award and the resulting expense is recorded as stock-based compensation expense. As a result of the modification to the exercise price of the stock options, the replacement options are accounted for as variable from the date of modification until the option is either exercised, forfeited, canceled or expired. Future expense relating to these options is dependent on the fair market value of the shares at the end of each quarter until the options are exercised, forfeited, canceled or expired, and is therefore unknown at this time. In connection with the exchange program, we recorded an aggregate of $1.4 million in stock-based compensation expense during the six months ended June 30, 2005.

        In addition, in connection with the grant of stock options during 2004 and the six months ended June 30, 2005, we recorded an aggregate of $13.9 million and $15.4 million, respectively, in deferred stock-based compensation expense. These options are considered compensatory because the fair market value of our stock determined for financial reporting purposes is greater than the fair value determined by the board of directors on the date of the grant or issuance. Warrants issued to non-employees are accounted for at fair value, which is estimated using the Black-Scholes option pricing model. The fair value of these warrants is amortized to expense over the vesting period. Unvested non-employee warrants subject to vesting are revalued at every period end. We report stock-based compensation expense separately, rather than including it in each expense classification, as we believe this allows for more meaningful comparison of operating expenses between periods and more consistent comparison of our financial results with other companies.

        Interest income (expense), net.    Interest income consists of interest earned on cash and cash equivalent balances. Interest expense consists of interest on our equipment loans and capital leases.

        Provision for income taxes.    We have recorded no provision for federal and state income taxes since inception. As of December 31, 2004, we had net operating loss carry-forwards of $72.9 million at the federal level, which expire through 2019, and $38.9 million at the state level, which expire through 2009. As of December 31, 2004, we also had research and development credit carry-forwards of $3.1 million at the federal level and $3.4 million at the state level. The federal tax credit carry-forward expires beginning in 2019. The state tax credit carry-forward has no expiration. We have provided a valuation allowance on our deferred tax assets, consisting primarily of net operating loss carry-forwards, because of the uncertainty of their realizability.

        The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in the case of an "ownership change" of a corporation. An ownership change, as defined, may restrict utilization of tax attribute carryforwards. We experienced two such ownership changes in May 1999 and in July 2001. The first ownership change limited approximately $93,000 of federal net operating losses and credits to an annual utilization of approximately $32,000 for each of the three years following May 1999. The second ownership change limited approximately $21 million of federal net operating losses and credits to an annual utilization of approximately $2.1 million for each of the 19 years following July 2001.

        Similarly, the first ownership change limited approximately $116,000 of California net operating losses and credits to an annual utilization of approximately $32,000 for each of the four years following May 1999. The second ownership change limited approximately $26.2 million of California net operating losses and credits to an annual utilization of approximately $2.1 million for each of the 18 years following July 2001. Due to the ownership change, approximately $6.7 million of California net operating losses and credits will expire unutilized.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and the results of operations are based on our consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, bad debts, warranty obligations, inventories and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting policies are set forth below.

        Revenue recognition.    The performance of our semiconductor products is reliant upon firmware. Accordingly, net revenue from the sale of semiconductors is recognized in accordance with EITF 03-05 "Application of AICPA Statement of Position 97-2 to non-software deliverables in an arrangement containing more-than-incidental software."

        Net revenue from sales of semiconductors is recognized upon shipment when persuasive evidence of an arrangement exists, the required firmware is delivered, legal title and risk of ownership has transferred, the price is fixed or determinable and collection of the resulting receivable is probable.

        In instances where semiconductors are shipped prior to the release of the related production level firmware, revenue is deferred as we have not established vendor-specific objective evidence of fair value for the undelivered firmware. Net revenue related to these products is recognized when the firmware is delivered or otherwise made available to the customer.

        In addition, we record reductions to net revenue for estimated product returns and pricing adjustments, such as volume purchase incentives, in the same period that the related net revenue is recorded. The amount of these reductions is based on historical sales returns, analysis of credit memo data, specific criteria included in volume purchase incentives agreements, and other factors known at the time. Additional reductions to net revenue would result if actual product returns or pricing adjustments exceed our estimates.

        Inventories.    We value our inventories at the lower of cost or estimated market value. We estimate market value based on our current pricing, market conditions and specific customer information. We write down inventory for estimated obsolescence of unmarketable inventories and quantities on hand in excess of estimated future demand and market conditions. If actual shipments are less favorable than expected, additional charges may be required. Once inventory is written down, a new accounting basis is established and it is not written back up in future periods.

        Stock options.    We have elected to follow the intrinsic value-based method prescribed by Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," or APB 25, and related interpretations in accounting for employee stock options rather than adopting the alternative fair value accounting provided under Statement of Financial Accounting Standards, or SFAS, No. 123, "Accounting for Stock Based Compensation." Therefore, we do not record any compensation expense for stock options we grant to our employees where the exercise price equals the fair market value of the stock on the date of grant and the exercise price, number of shares eligible for issuance under the options and vesting period are fixed. During the first quarter of fiscal 2005, we completed a stock option exchange program. As a result of the option exchange program, stock options to purchase 7,596,500 shares of our common stock will be subject to variable accounting until such options are either exercised, forfeited, cancelled or expired. Accordingly, our stock compensation expense would be subject to significant fluctuation based on changes in the fair value of our common stock. We comply with the disclosure requirements of SFAS No. 123 and SFAS No. 148, which require that we disclose our pro forma net income or loss and net income or loss per common share as if we had expensed the fair value of the options. In calculating such fair value, there are certain assumptions that we use, as disclosed in note 1 of our consolidated financial statements included elsewhere in this prospectus.

        In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," or SFAS 123(R), which requires companies to expense the fair value of employee stock options and other forms of share-based compensation. Accordingly, SFAS 123(R) eliminates the use of the intrinsic value method to account for share-based compensation transactions as provided under APB Opinion No. 25. Under SFAS 123(R), we are required to determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. We currently use the Black-Scholes option-pricing model to value options for pro forma financial statement disclosure purposes. The use of a different model to value options may result in a different fair value than the use of the Black-Scholes option-pricing model. Under current guidelines, we are required to adopt SFAS 123(R) in the first quarter of fiscal 2006. We are evaluating the requirements of SFAS 123(R) to assess what impact its adoption will have on our financial position and results of operations.

        Accounts receivable allowance.    We perform ongoing credit evaluations of our customers and adjust credit limits, as determined by our review of current credit information. We continuously monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience, our anticipation of uncollectible accounts receivable and any specific customer collection issues that we have identified. While our credit losses have historically been low and within our expectations, we may not continue to experience the same credit loss rates that we have in the past. Our receivables are concentrated in a relatively few number of customers. Therefore, a significant change in the liquidity or financial position of any one of our significant customers would have a significant impact on our results of operations and cash flows.

        Warranty reserve.    We provide for the estimated cost of product warranties at the time net revenue is recognized. While we engage in product quality programs and processes, including monitoring and evaluating the quality of our suppliers, our warranty obligation is affected by product failure rates, the cost of replacing chipsets, rework costs and freight incurred in replacing a chipset after failure. We monitor chipset returns for warranty and maintain a reserve for the related warranty expenses based on historical experience of similar products. Should actual failure rates, cost of chipset replacement and inbound and outbound freight costs differ from our estimates, revisions to the estimated warranty reserve would be required.

        Accounting for income taxes.    We record the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the balance sheets, as well as operating loss and tax credit carry forwards. We have recorded a full valuation allowance against our deferred tax asset. Based on our historical losses and other available objective evidence, we determined it is more likely than not that the deferred tax asset will not be realized. While we have considered potential future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the full valuation allowance, in the event that we were to determine that we would be able to realize our deferred tax assets in the future, an adjustment to the deferred tax asset would increase net income in the period such determination was made.

        The above items are not a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP with no need for our management's judgment in their application. There are also areas in which our management's judgment in selecting any available alternative would not produce a materially different result. See our consolidated financial statements and related notes thereto included elsewhere in this prospectus that contain accounting policies and other disclosures required by GAAP.

Comparison of Six Months Ended June 30, 2005 to Six Months ended June 30, 2004

        Net revenue.    Net revenue was $31.5 million for the six months ended June 30, 2005, as compared to $30.2 million for the six months ended June 30, 2004, an increase of $1.3 million, or 4.3%. In the six months ended June 30, 2005, we experienced significant sequential quarterly volatility as our net revenue in the first quarter of 2005 decreased 33.4% from the fourth quarter of 2004, and our net revenue then increased by 56.6% in the second quarter of 2005 from the first quarter of 2005. This volatility was primarily due to our two largest customers in Japan significantly reducing orders for our products for the quarter ended March 31, 2005 and subsequently reinitiating orders for the quarter ended June 30, 2005.

        Cost of revenue.    Cost of revenue was $15.0 million for the six months ended June 30, 2005, as compared to $21.0 million for the six months ended June 30, 2004, a decrease of $6.0 million, or 28.6%. In addition, cost of revenue as a percentage of net revenue decreased to 47.5% for the six month period ended June 30, 2005 from 69.6% for the six month period ended June 30, 2004. The reduction in cost of revenue both in absolute dollars and as a percentage of net revenue was primarily due to the introduction and sales of our new products that comprised a majority of our net revenue for the six months ended June 30, 2005. These new products had a lower manufacturing cost per port than products sold in the corresponding period in 2004.

        Research and development expenses.    Research and development expenses were $11.7 million for the six months ended June 30, 2005, as compared to $9.5 million for the six months ended June 30, 2004, an increase of $2.2 million, or 23.2%. Depreciation expense increased by $500,000 in the six months ended June 30, 2005 as compared to the corresponding period in 2004 due to $2.9 million in purchases of fixed assets subsequent to June 30, 2004. Personnel expenses increased by $1.0 million due to an increase in headcount of 20% in the six months ended June 30, 2005 as compared to the corresponding period in 2004. Tape out and reference board expenses increased by $350,000 as we introduced a larger number of new products in the six months ended June 30, 2005 compared to the corresponding period in 2004.

        Selling, general and administrative expenses.    Selling, general and administrative expenses were $5.4 million for the six months ended June 30, 2005, as compared to $4.3 million for the six months ended June 30, 2004, an increase of $1.1 million, or 25.6%. This increase was primarily due to higher compensation costs of $1.5 million related to a 58% increase in headcount in the six months ended June 30, 2005 as compared to the corresponding period in 2004. This was offset by a reduction in external commission expenses of $637,000, as we hired more employees.

        Stock-based compensation expense.    Stock-based compensation expense was $3.7 million for the six months ended June 30, 2005, as compared to $2.5 million for the six months ended June 30, 2004, an increase of $1.2 million, or 48%. The increase was primarily due to the stock option exchange program completed in the first quarter of 2005.

        As a result of the exchange, the related options are now subject to variable accounting and are marked-to-market at the end of each period. At June 30, 2005 the fair market value of our common stock was higher than the exercise price of outstanding options which requires us to recognize additional expense. To the extent our share price increases or decreases in filing periods, the related stock compensation expense will increase or decrease.

        Interest income (expense), net.    Net interest income was $185,000 in the six months ended June 30, 2005, as compared to net interest income of $20,000 in the six months ended June 30, 2004. The increase was due to higher average balances of cash and cash equivalents.

        Net loss.    As a result of the above factors, we had a net loss of $4.1 million in the six months ended June 30, 2005, as compared to a net loss of $7.2 million in the six months ended June 30, 2004, a decrease of $3.1 million, or 43.1%.

Comparison of 2004 to 2003

        Net revenue.    Net revenue for 2004 was $66.7 million, as compared to $29.0 million for 2003, an increase of $37.7 million, or 130.0%. The increase in net revenue was due to accelerated deployment of OEM systems using our chipsets in Japan and Korea, as well as increases in selling prices per port for new products shipped during 2004.

        Cost of revenue.    Cost of revenue for 2004 was $40.2 million, as compared to $28.6 million for 2003, an increase of $11.6 million, or 40.6%. Cost of revenue as a percentage of net revenue decreased to 60.3% for 2004 from 98.5% for 2003. The reduction in cost of revenue as a percentage of net revenue was primarily due to the introduction and sales of our new products that comprised a majority of our net revenue for 2004. These new products had lower manufacturing costs per port than products sold in the corresponding period in 2003.

        Research and development expenses.    Research and development expenses for 2004 were $20.7 million, as compared to $19.0 million in 2003, an increase of $1.7 million, or 8.9%. While we increased headcount by 73%, our personnel costs increased by 10.0%. This was primarily due to the hiring of employees and consultants in India. In addition, we incurred additional hiring fees of $428,000 in 2004 as compared to 2003 in connection with transitioning consultants to full-time employees in India.

        Selling, general and administrative expenses.    Selling, general and administrative expenses were $9.4 million in 2004, as compared to $5.7 million for 2003, an increase of $3.7 million, or 64.9%. This increase was primarily due to a $2.3 million increase in personnel, recruiting and travel expenses. We also incurred additional professional costs of $291,000 in 2004 as compared in 2003 in connection with our proposed initial public offering.

        Stock-based compensation expense.    Stock-based compensation expense was $5.0 million in 2004, as compared to $5.6 million in 2003, a decrease of $600,000, or 10.7%.

        Interest income (expense), net.    Net interest income was $106,000 in 2004, as compared to net interest income of $22,000 in 2003, or an increase of $84,000.

        Net loss.    As a result of the above factors, we had a net loss of $8.5 million in 2004, as compared to a net loss of $29.9 million in 2003, a decrease of $21.4 million, or 71.6%.

Comparison of 2003 to 2002

        Net revenue.    Net revenue for 2003 was $29.0 million, as compared to $4.1 million for 2002, an increase of $24.9 million. We began commercial shipment of our products in the fourth quarter of 2002 and, as a result had only one quarter of net revenue in 2002, as compared to four quarters of net revenue in 2003.

        Cost of revenue.    Cost of revenue for 2003 was $28.6 million, as compared to $4.1 million in 2002, an increase of $24.5 million. Cost of revenue increased due to increased volume of products shipped as well as the introduction of new products. Cost of revenue as a percentage of net revenue was 98.5% in 2003.

        Research and development expenses.    Research and development expenses were $19.0 million in 2003, as compared to $16.8 million in 2002, an increase of $2.2 million, or 13.1%. This increase was primarily due to increased compensation related costs of $2.1 million resulting from an increase in headcount of research and development employees and consultants in 2003.

        Selling, general and administrative expenses.    Selling, general and administrative expenses were $5.7 million in 2003, as compared to $3.7 million in 2002, an increase of $2.0 million, or 54.1%. This increase was primarily due to an increase in compensation costs and travel expenses of $1.3 million related to an increase in headcount and higher commissions to third-party sales representatives of $683,000 associated with an increase in net revenue during 2003 over 2002.

        Stock-based compensation expense.    Stock-based compensation expense was $5.6 million in 2003, as compared to $14,000 in 2002.

        Interest income (expense), net.    Net interest income was $22,000 in 2003, as compared to net interest expense of $6,000 in 2002. During 2003, we experienced increased interest income resulting from higher balances of cash and cash equivalents.

        Net loss.    As a result of the above factors, we had a net loss of $29.9 million in 2003, as compared to a net loss of $20.5 million in 2002, an increase of $9.4 million, or 45.9%.

Quarterly Results of Operations

        Net revenue.    Quarterly net revenue has increased significantly from $4.8 million in the quarter ended March 31, 2003 to $19.2 million in the quarter ended June 30, 2005. This increase was primarily due to the deployment of equipment incorporating our products, the increase in the number of our design wins and our introduction of new products. Our net revenue growth, however, has fluctuated on a quarterly basis. For instance, in the quarter ended March 31, 2005, our net revenue decreased 33.4% sequentially as two of our customers decreased their orders and increased 56.6% sequentially in the subsequent quarter ended June 30, 2005 when those same customers re-initiated their orders. In addition, large increases in net revenue in the fourth quarter of 2003 and the first quarter of 2004 were due to ramp-up of deployments of fiber-fast broadband over copper lines by carriers in Japan and Korea.

        Cost of revenue.    Quarterly cost of revenue as a percentage of net revenue decreased from 97.6% for the quarter ended March 31, 2003 to 45.6% for the quarter ended June 30, 2005. Cost of revenue as a percentage of net revenue has decreased primarily due to the introduction and sales of our new products, which had lower manufacturing costs per port. Cost of revenue as a percentage of net revenue increased during the third quarter of 2003 due to a decline in the average selling prices of our products that was not fully offset by the lower costs of manufacturing per port. Since the third quarter of 2003, cost of revenue as a percent of net revenue has decreased in each subsequent quarter due to the continuing penetration of new products, which had lower costs per port and when introduced, occasionally had higher selling prices than the products they replaced.

        Research and development expenses.    Research and development expenses fluctuated quarter to quarter, due primarily to fluctuation in the frequency and cost of new product releases.

        Selling, general and administrative expenses.    Selling, general and administrative expenses typically increased in absolute dollars in every quarter. The increases were primarily due to an increase in headcount and commissions associated with higher net revenue. Selling, general and administrative expenses decreased during the three months ended September 30, 2003 due to a modest reduction in our workforce.

Liquidity and Capital Resources

        Since our inception, we have financed our operations primarily through private placements of our convertible preferred stock. We incurred losses from operations since inception and we have an accumulated deficit of $93.4 million as of June 30, 2005. We experienced net losses of $29.9 million and $8.5 million for the years ended December 31, 2003 and 2004 respectively and $4.1 million net loss for the period ended June 30, 2005. Our operating plans require that we continue to increase revenues and continue to generate positive future cash flows. As of June 30, 2005, our principal source of liquidity consisted of cash and cash equivalents of $21.9 million. On October 21, 2004 we entered into a loan and security agreement that provides us with an up to $5.0 million revolving line of credit for general working capital requirements.

        Over the next 12 months, we expect cash flows from operating activities, along with our existing cash and cash equivalents to be sufficient to fund our anticipated operations during that period. We anticipate that our capital expenditures will be approximately $5.5 to $7.0 million over the next 12 months. Proceeds from the offering will be used for general corporate purposes and capital expenditures, but we have not designated any specific uses.

Operating Activities

        Net cash provided by operating activities during the three months ended June 30, 2005 was $5.1 million. Net cash used in operations during the six months ended June 30, 2005 was $2.4 million as a result of $7.5 million net cash used in operating activities during the three months ended

March 31, 2005, as compared to net cash of $6.0 million used in operations during the six months ended June 30, 2004.

        Net cash used in operations during the six month period ended June 30, 2005 was primarily attributed to an increase in accounts receivable and a decrease in accounts payable as our net loss of $4.1 million during the period was largely offset by non-cash charges related to depreciation and stock-based compensation.

        Accounts receivable increased by $3.9 million during the period due primarily to the timing of our sales and subsequent collections.

        Accounts payable decreased $3.4 million at period end due to timing of inventory purchases and payments. These items were partially offset by a $3.6 million decrease in inventory due to the increases in sales during the second quarter of 2005.

        Our operating activities used net cash in the amount of $18.1 million in 2002 and $21.9 million in 2003 and provided net cash of $699,000 in 2004. Cash used for operating activities was attributable primarily to net losses and increases in accounts receivable and inventories, offset in part by stock-based compensation expense and an increase in accounts payable and accrued liabilities. Our inventories increased from $2.2 million in 2002 to $5.1 million in 2003 in order to meet the increased customer demand for our chipsets and to $8.0 million in 2004 as a result of fewer shipments than anticipated of chipsets in the fourth quarter of 2004. Our accounts receivable increased by $948,000 in 2002 and $294,000 in 2003, but decreased by $1.1 million in 2004 due to the timing of customer payments. Our accounts payable increased by $2.0 million in 2002, $2.4 million in 2003 and $3.4 million in 2004. Accounts payable increases related primarily to the timing of vendor payments. Our accrued liabilities increased by $1.3 million in 2002, $1.5 million in 2003 and $3.0 million in 2004. These increases were primarily due to increases in accrued warranty, accrued compensation and benefits.

Investing Activities

        Our investing activities used net cash of $850,000 in the six months ended June 30, 2005, as compared to $574,000 during the six months ended June 30, 2004. Cash used in financing during the six months ended June 30, 2005 was due primarily to net payments of $366,000 made on capital leases and notes payable. Cash used in investing activities in the six months ended June 30, 2005 and 2004 related primarily to the acquisition of property and equipment.

        Our investing activities generated net cash in the amount of $7.3 million in 2002 and used net cash in the amounts of $692,000 in 2003 and $4.0 million in 2004. Cash generated from investing activities in 2002 was comprised primarily of proceeds from the sale of short-term investments offset by acquisitions of property and equipment. Cash used in investing activities in 2003 and 2004 related primarily to the acquisition of property and equipment.

Financing Activities

        Our financing activities used $266,000 in the six months ended June 30, 2005, as compared to providing $15.9 million during the six months ended June 30, 2004. Cash generated by financing activities during the six months ended June 30, 2004 was primarily due to the issuance of convertible preferred stock. Other financing activities included payments on notes payable and capital leases of $853,000 in the six months ended June 30, 2005 and $773,000 in the six months ended June 30, 2004.

        Our financing activities provided $4.2 million in 2002, $29.1 million in 2003 and $17.5 million in 2004. Cash generated by financing activities was primarily driven by the issuance of preferred stock and to a lesser extent from proceeds of convertible promissory notes and proceeds from the exercise of stock options. Other financing activities included payments on notes payable and capital leases of $2.0 million in 2002, $1.6 million in 2003 and $1.6 million in 2004.

        On October 21, 2004, we entered into a loan and security agreement with Silicon Valley Bank that provides for an up to $5.0 million revolving line of credit and a $2.0 million equipment financing facility. As of June 30, 2005, we had no balance outstanding under the revolving line of credit and $1.7 million outstanding under the equipment financing facility.

        The revolving line of credit can be used to (1) borrow revolving loans for working capital requirements, (2) issue letters of credit, (3) enter into foreign exchange forward contracts, and (4) support cash management services. Revolving loans will bear interest at a floating rate of interest equal to Silicon Valley Bank's prime rate plus 0.50% and equipment loans bear interest at a fixed rate of interest equal to Silicon Valley Bank's prime rate plus 1.00%. So long as the amount of our unrestricted cash and cash equivalents less outstanding indebtedness under the loan and security agreement exceeds $35.0 million, a maximum of $5.0 million will be available for borrowing under the revolving line of credit. Otherwise, the maximum amount available for borrowing under the revolving line of credit is an amount equal to the lesser of $5.0 million or 80% of our accounts receivable eligible under the terms of the loan and security agreement.

        On October 21, 2006, the revolving line of credit matures and Silicon Valley Bank's commitment to extend revolving loans terminates.

        The revolving and equipment loans under the loan and security agreement are collateralized by a first priority lien on substantially all of our assets, excluding intellectual property. The loan and security agreement requires us to maintain a profitability covenant and a minimum quick ratio of not less than 1.15 to 1.00. Quick ratio means the ratio of the sum of unrestricted cash and cash equivalents and accounts receivable to current liabilities. In addition, we are required to comply with covenants that limit our ability to, among other things, dispose of assets, make acquisitions, be acquired, incur indebtedness, grant liens, make investments, pay dividends or repurchase stock.

        The loan and security agreement includes events of default that, include among other things, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, cross-default to certain other indebtedness, bankruptcy and insolvency events, change of control and material judgments. The occurrence of an event of default could result in the acceleration of our obligations under the loan and security agreement and foreclosure on the collateral securing our obligations under the loan and security agreement. We were not in compliance with the minimum profitability financial covenant during the quarter ended March 31, 2005. However, Silicon Valley Bank agreed to forebear its rights to call the equipment financing facility as a result of the non-compliance. This forbearance does not extend to any future non-compliance with covenants.

        As of June 30, 2005, we have no off-balance sheet arrangements as defined in Item 303(a)(4) of the SEC's Regulation S-K.

Contractual Commitments

        The following table summarizes the principal portion of our contractual obligations at June 30, 2005 and the effect those obligations are expected to have on our liquidity and cash flow in future periods:

	Payment due by period
	Total	Less than 1 year	1 to 3 years	After 3 years
	(in thousands)
Capital lease obligations	$730	$571	$159	$—
Operating leases	2,006	640	1,110	256
Purchase obligations	4,679	4,679	—	—

Total	$7,415	$5,890	$1,269	$256

        For the purpose of this table, purchase obligations for the purchase of goods or services are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on our current manufacturing needs and are fulfilled by our vendors within short time horizons. In addition, we have purchase orders that represent authorizations to purchase rather than binding agreements. We do not have significant agreements for the purchase of raw materials or other goods specifying minimum quantities or set prices that exceed our expected requirements.

        Cash capital expenditures were $562,000 in 2002, $692,000 in 2003, $4.0 million in 2004 and $850,000 in the six months ended June 30, 2005. These expenditures primarily consisted of computer and test equipment and software purchases. We anticipate that further capital expenditures will be required to support anticipated future growth. We had no material commitments for capital expenditures at June 30, 2005, but we expect these expenditures to total approximately $5.5 to $7.0 million in the next 12 months. We believe that research and development resources are required to expand our core technologies and product offerings. Our research and development expenses were $16.8 million in 2002, $19.0 million in 2003, $20.7 million in 2004 and $11.7 million for the six months ended June 30, 2005.

        We believe that our existing cash, cash equivalents and cash flow expected to be generated from future operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our rate of net revenue growth, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, the costs to ensure access to adequate manufacturing capacity and the continuing market acceptance of our products. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased interest expenses and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and there is no assurance that such financing, if required, will be available in amounts or on terms acceptable to us, if at all.

Recent Accounting Pronouncements

        In May 2005, the Financial Accounting Standards Board issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. We are required to adopt SFAS No. 154 for accounting changes and error corrections in 2007. Our results of operations and financial condition will only be impacted by SFAS No. 154 if it implements changes in accounting principles that are addressed by the standard or corrects accounting errors in future periods.

        In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," which replaces SFAS No. 123 and supersedes APB Opinion No. 25. Under SFAS No. 123(R), companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share-based compensation arrangements include stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. Public companies will be required to apply SFAS No. 123(R) as of the first interim or annual reporting period beginning after June 15, 2005. We expect to adopt SFAS No. 123(R) in the first quarter of fiscal 2006. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods. We are evaluating the requirements of SFAS No. 123(R) to assess what impact its adoption will have on our financial position and results of operations.

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—an Amendment of APB Opinion No. 29," which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We are currently evaluating SFAS No. 153 and do not expect the adoption will have a material impact on our results of operations or financial condition.

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—an Amendment of ARB No. 43, Chapter 4," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred in fiscal periods beginning after June 15, 2005. We are currently evaluating SFAS No. 151 and do not expect the adoption will have a material impact on our results of operations or financial condition.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

        Our net revenue and our costs and expenses, including subcontractor manufacturing expenses, are denominated in U.S. dollars. An increase of the U.S. dollar relative to the currencies of the countries that our customers operate in would make our products more expensive to them and increase pricing pressure or reduce demand for our products. We do not currently enter into forward exchange contracts to hedge exposure denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. In the future, if we feel our foreign currency exposure has increased, we may consider entering into hedging transactions to help mitigate that risk. We expect that our foreign currency exposure will increase as our operations in India and other countries expand.

Interest Rate Sensitivity

        We had unrestricted cash and cash equivalents totaling $21.9 million at June 30, 2005. These amounts were invested primarily in money market funds. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we do not believe that a 10% change in interest rates would have a material impact on our financial position and results of operations. However, declines in interest rates will reduce future investment income. During October 2004 we entered into a loan agreement with Silicon Valley bank. Interest is calculated at Silicon Valley bank's prime rate plus 0.5 percentage points. The balance outstanding on this working capital line facility at March 31, 2005 was $1.7 million at 4.5%. A 10% change in interest rates (0.45%) would not have a material impact on our financial position and results of operations.

BUSINESS

Overview

        We are a leading developer and provider of highly programmable semiconductors that enable fiber-fast broadband services over telephone companies' existing copper lines. We have developed these semiconductors for the fiber-fast broadband services market using our proprietary semiconductor design techniques, specific purpose digital signal processor and advanced mixed-signal semiconductor design capabilities. We are a "fabless" semiconductor company in that we outsource all of the manufacturing, assembly and testing of our semiconductors to our outsourcing partners.

        We offer multiple product lines that are designed to address different segments of the fiber-fast broadband semiconductor market for both carrier networks and subscriber premise equipment:

  •
  Our Fx and FxS family of products is targeted at the fiber extension over copper market, in which deployment distances are generally no more than 3,000 feet, and provides transmission rates up to 100 Mbps downstream and upstream; and

  •
  Our SmartLeap and CleverConnect family of products is targeted at the broadband over copper market, in which deployment distances generally reach up to 15,000 feet, and provides transmission rates up to 60 Mbps downstream and 30 Mbps upstream.

        Carriers choose chipsets from these multiple product lines based upon the design of their networks, including the distance between the fiber termination point and the customer premise.

        Our customers consist primarily of large communications original equipment manufacturers, or OEMs, that sell to leading carriers. To date, we have shipped chipsets to enable over seven million ports. A port is the physical connection between the fiber network and the copper telephone line, as well as between the copper telephone line and the customer premise. Our chipsets have been designed into systems offered by leading OEMs including: Alcatel, Calix, Inc., Dasan Networks, Inc., ECI Telecom, Ltd., Huawei Technologies Co., Ltd., Marconi Corporation plc, Millinet Co., Ltd., NEC Corporation, Nokia Corporation, Salira Optical Network Systems, Inc., Siemens AG, Samsung Electronics Co., Ltd., Sumitomo Electric Industries, Ltd., Tellabs, Inc., UTStarcom Incorporated, Wins Communications Co., Ltd., Woojyun Systec Co., Ltd., ZTE Corporation and ZyXEL Communications Corp. Our OEM customers have sold systems that include our chipsets to the following major carriers: Belgacom, KDDI Corp., Korea Telecom Corp., Nippon Telegraph & Telephone Corp. and Softbank BroadBand. Our chipsets are also being evaluated for deployment by other leading carriers.

Industry Background

Demand for Fiber-Fast Broadband Services

        The growth of the Internet, the proliferation of advanced digital media and the advancement of communications infrastructure have fundamentally changed the way people work, shop, entertain and communicate. According to IDC, in 2004, there were over 273 million online households worldwide. Of these households, approximately 127 million were accessing the Internet through broadband connections, while the majority continued to access the Internet through dial-up connections. Dial-up connections provide transmission rates of up to 56 Kbps, allowing for basic applications such as e-mail and low bandwidth Internet access. Comparatively, most of the 127 million households accessing the Internet through broadband connections were utilizing first generation broadband, such as DSL, ADSL or cable modems, for faster downloading of data. We believe that typical first generation broadband transmission rates are 1 Mbps downstream and 256 Kbps upstream, which limit users to sending and receiving emails with attachments utilizing low-bandwidth Internet access and some multi-media applications. Today, consumers and businesses are increasingly demanding access to advanced digital media, video, communications and interactive broadband applications, including:

  •
  Broadcast television;

  •
  High definition television, or HDTV;

  •
  Video on demand, or VOD;

  •
  Interactive television;

  •
  Peer-to-peer file sharing;

  •
  Sending and receiving advanced digital media such as music, photos and video;

  •
  Video conferencing;

  •
  Video surveillance;

  •
  Streaming video and audio;

  •
  Online gaming and game hosting; and

  •
  Voice over Internet Protocol, or VoIP.

        Additionally, users are increasingly creating, interacting with and transmitting advanced digital media. As a result, the ability to send information upstream has become equally as important as the ability to receive information downstream. For example, applications such as peer-to-peer file sharing or online gaming have the same high bandwidth requirements for both upstream and downstream transmissions. As data and media files increase in size, we believe users will become increasingly dissatisfied with their existing dial-up connections and first generation broadband technology, which do not maintain sufficient transmission rates for satisfactory delivery of these advanced digital media, video, communications and interactive broadband applications.

        The table below illustrates selected applications and the comparative user experience of using alternative technologies:

First Generation Broadband
		Dial-up	DSL	Cable	Fiber-Fast Broadband

Typical Downstream Speed/Upstream Speed		56 Kbps/ 56 Kbps	1 Mbps/ 256 Kbps	3 Mbps/ 256 Kbps	50 Mbps to 100 Mbps/ 30 Mbps to 100 Mbps
Service Provider		Carrier	Carrier	Cable Operator	Carrier
Application	Specification	Availability of Reliable Applications (Yes/No)

Web Browsing		Yes	Yes	Yes	Yes
Broadcast TV Services	3 TVs per household 4.5 Mbps per TV	No	No	Yes	Yes
Watch Live HDTV	12 Mbps to 19 Mbps per TV	No	No	Yes	Yes
Video On Demand	Full length motion picture 4.5 Mbps	No	No	Yes	Yes
Peer-to-Peer File Sharing	5 Mbps upstream/ 5 Mbps downstream	No	No	No	Yes
On Line Game Hosting	Super Extended Graphics Array, 30 frames per second	No	No	No	Yes
Video Conferencing	Full motion, Super Extended Graphics Array, 30 frames per second	No	No	No	Yes
Streaming Video	Full screen	No	No	No	Yes

Application	Specification	Estimated Time

Send 30 Digital Photos	2.5 megabytes each	>2 hours	>30 minutes	>30 minutes	<10 seconds
Receive 30 Digital Photos	2.5 megabytes each	>2 hours	>10 minutes	>3 minutes	<10 seconds
Send Typical Video Clip	10 megabytes	>20 minutes	>5 minutes	>5 minutes	<2 seconds
Receive Typical Video Clip	10 megabytes	>20 minutes	>1 minute	>20 seconds	<2 seconds

The Carrier Market Opportunity for Fiber-Fast Broadband Services

        Historically, carriers have used their copper lines primarily for providing basic voice services. While demand for Internet access has increased, traditional basic voice service revenue has experienced little growth. Carriers' legacy voice revenue has also been under pressure due to increased competition from cable operators and other alternative service providers.

        Anticipating a significant increase in advanced communications traffic, carriers upgraded their core and metro area networks with millions of miles of high-capacity optical fiber in the 1990s. However, broadly deploying fiber directly to the end user on the access network to provide fiber-fast broadband is cost prohibitive and time consuming. As a result, there is an enormous disparity between bandwidth in the fiber network and the bandwidth available to the end user. Given that the majority of Internet users are connected to carriers' copper lines, the most practical means available to the carriers for delivering fiber-fast broadband services is to utilize their existing copper lines.

        In an attempt to meet the growth in demand for Internet access and to supplement their legacy voice revenues, carriers have been deploying first generation broadband technologies in the form of DSL solutions over copper lines. First generation DSL typically offers transmission rates that are becoming inadequate for providing the bandwidth necessary for advanced digital media, video and communications applications.

        In addition, carriers are seeking to offer interactive broadband, including the combination of data, voice and video, or "Triple Play," services to their subscribers. Interactive broadband provides a richer user experience through the combination of higher upstream and downstream transmission rates, which, together with customizable applications, such as interactive television, provides more personalized services than broadcast-oriented networks. Moreover, fiber-fast broadband enables telephone carriers to offer Triple Play and interactive services that may surpass the services currently provided by cable operators.

        To accommodate the requirements of Triple Play and interactive services, a number of carriers are deploying fiber-fast broadband services over their existing copper infrastructure. Fiber-fast broadband technology bridges the bandwidth gap between fiber and copper while avoiding the costs and time of deploying fiber all the way to the premises. This enables carriers to quickly meet the needs of their users and increase their revenues through the delivery of advanced digital media, video, communications and interactive broadband applications while minimizing costs and capital expenditures.

The Ikanos Solution

        We are a leading developer and provider of highly programmable semiconductors that enable fiber-fast broadband services over telephone companies' existing copper lines. We have developed these semiconductors for the fiber-fast broadband services market using our proprietary semiconductor design techniques, specific purpose digital signal processor and advanced mixed-signal semiconductor design capabilities. Our expertise in high-performance communications, transmission media and carrier systems enables us to integrate digital and analog signal processing functions into a single chipset that consists of multiple semiconductors. Our chipsets are incorporated in communications systems that are deployed by carriers to enable subscribers to access data, voice and video. We offer highly programmable chipsets that support the multiple international standards used in fiber-fast broadband deployments worldwide.

        We have incorporated features and functions into our chipsets that previously had to be developed by our OEM customers as part of their own systems. We refer to these features and functions as our systems-level capabilities, which enable our OEM customers to reduce costs, accelerate time to market and enhance the flexibility of their systems.

        We believe that our key competitive advantages include our system-level expertise, the programmability of our chipsets, our technology leadership and experience working directly with carriers in mass deployment of this technology. Our chipsets are deployed by several leading carriers and are also being evaluated by other leading carriers.

Key features of our technology include:

        Integrated analog technology.    One of the key technology differentiations of our chipsets is our analog technology that is incorporated into our integrated analog front-end. The analog front-end performs the high-precision analog-to-digital and digital-to-analog conversion and the various analog functions necessary to interface between the digital signal processor and the physical transmission medium. Our integrated analog technology includes programmable transmit and receive filters, low-noise amplifiers, and a power-optimized line driver with synthesized impedance and hybrid cancellation. Our analog technology enables systems to increase performance, adapt to noisy signal conditions, reduce power consumption and be programmed for multiple international standards. Additionally, our analog technology eliminates the need for a large number of discrete components and hence reduces costs for our OEM customers and increases the number of connections, or ports, in OEM systems.

        Highly programmable platform and software.    We provide a highly programmable platform for the fiber-fast broadband industry that enables significant customization of reach, transmission rates and other specifications to optimize transmission performance. Our software enables the programmability of our digital signal processor as well as provides an interface to an external processor for diagnostic testing and configuration of key functions. Our software can be remotely downloaded into our chipsets incorporated into customer premise equipment. This capability allows the carriers to upgrade their existing systems without having to replace them, thereby enabling carriers to protect their investments and reduce costs. In addition, we provide application software that can be used by our OEM customers to facilitate the incorporation of our chipsets into their systems.

        High performance digital signal processing and advanced algorithms.    Communications algorithms are special techniques used to transform between digital data streams and specially conditioned analog signals suitable for transmission over copper lines. In order to reliably transmit and receive signals at fiber-fast transmission rates, it is critical to execute advanced algorithms in real time. Algorithm processing is typically performed by the digital signal processor. We have designed high-performance, low power usage digital signal processors for high transmission rate applications that utilize our proprietary software. Our processing algorithms enable reliable transmission and recovery of signals at fiber-fast transmission rates over the existing copper lines even under noisy signal conditions. We believe the combination of speed and programmability of our digital signal processor and our advanced algorithms provides us a competitive advantage.

        Flexible network interfaces.    Carriers globally use multiple communications protocols for transmitting data, voice and video over their networks. Such protocols include Asynchronous Transfer Mode, or ATM, and Internet Protocol, or IP. Our chipsets have the capability to support multiple network protocols and interfaces, including ATM and IP, to a variety of different OEM systems. For example, carriers in Japan and Korea typically deploy our chipsets to build IP-based line cards while carriers in Europe and North America have typically deployed ATM-based systems.

Key benefits of our technology for our OEM customers and carriers are:

        Enabling the delivery of advanced digital media, video, communications and interactive broadband applications.    Our current chipsets provide fiber-fast transmission rates of up to 100 Mbps downstream and upstream, which we believe are the highest transmission rates currently achievable over copper telephone lines. These transmission rates enable carriers to deliver advanced digital media, video, communications and interactive broadband applications such as broadcast television, HDTV, VOD, interactive television, peer-to-peer file sharing, sending and receiving advanced digital media, video conferencing, video surveillance, streaming audio and video, online gaming and game hosting and VoIP, as well as traditional telephony services.

        Improving time-to-market with programmable systems-level chipsets.    Our chipsets are programmable through our software, which allows our OEM customers to provide a single line card, instead of multiple line cards, to support multiple international standards. Our systems-level capabilities enable us to design our chipsets to accelerate our OEM customers' time-to-market. Because of the programmability of our chipsets, carriers can deliver multiple service packages and charge different amounts for these packages.

        Cost-effective, fiber-fast transmission over existing copper lines.    Our chipsets minimize carriers' capital expenditures and costs because they enable transmission of signals at fiber-fast transmission rates over their existing copper lines. As a result, carriers can leverage their previous investments in their access network infrastructure to deliver advanced revenue-generating services to their customers. Our chipsets are also compatible with carriers' existing systems, enabling these carriers to add line cards without having to replace existing systems, thus lowering upfront capital expenditures and reducing inventory costs.

        End-to-end solutions.    We offer chipsets for carrier networks as well as for customer premise equipment. We ensure seamless interoperability by providing end-to-end solutions for the carrier network end and the customer premise end.

        Proven technology.    To date, we have shipped chipsets to enable over seven million ports. Our chipsets are already deployed or in field testing at several leading carriers worldwide such as Belgacom, KDDI Corp., Korea Telecom Corp., Nippon Telegraph & Telephone Corp. and Softbank BroadBand. Our OEM customers and the carriers they serve conduct extensive system-level testing and field qualification of a new chipset over a six to 18 month period to ensure that it meets performance, standards compliance and stability requirements before that chipset is approved for mass deployment. Our chipsets have been designed into systems offered by leading OEMs including: Alcatel, Calix, Inc., Dasan Networks, Inc., ECI Telecom, Ltd., Huawei Technologies Co., Ltd., Marconi Corporation plc, Millinet Co., Ltd., NEC Corporation, Nokia Corporation, Salira Optical Network Systems, Inc., Siemens AG, Samsung Electronics Co., Ltd., Sumitomo Electric Industries, Ltd., Tellabs, Inc., UTStarcom Incorporated, Wins Communications Co., Ltd., Woojyun Systec Co., Ltd., ZTE Corporation and ZyXEL Communications Corp.

Our Strategy

        Our objective is to be the leading developer and provider of highly programmable semiconductors for fiber-fast broadband over telephone copper lines. In addition, we intend to expand into new applications and adjacent markets. The principal elements of our strategy are:

        Leverage our market and technology leadership positions.    We believe we have achieved a leadership position in the fiber-fast broadband market. We have been a leader in the development of the standards for fiber-fast broadband over copper lines and our solutions are compliant with many of those standards. Our chipsets have been deployed by several leading carriers, which we believe provides us with an incumbent position with these carriers. We intend to leverage our incumbent position to accelerate the deployment of our chipsets around the world.

        Capitalize on our existing carrier and OEM relationships.    Broadband technology requires customization for the specific needs of carriers. We intend to continue to capitalize on our close relationships with leading carriers and OEMs to accelerate the deployment of our chipsets. We believe that our close relationships with carriers and OEMs provide us with a deep understanding of their needs and enable us to continue to develop customized technology to meet their requirements.

        Pursue acquisitions, strategic partnerships and joint ventures.    We intend to actively pursue acquisitions, strategic partnerships and joint ventures that we believe may allow us to complement our growth strategy, increase market share in our current markets and expand into adjacent markets, broaden our technology and intellectual property and strengthen our relationships with carriers and OEMs.

        Leverage our technology capabilities to pursue new market opportunities.    We have developed expertise in technologies that are key to fiber-fast broadband, including analog and mixed-signal semiconductor design, digital signal processing, advanced-signal processing algorithms, firmware and software. We plan to further extend our technology expertise by devoting engineering resources to research and development in analog and mixed-signal and digital signal processing as well as by exploring potential technology acquisition opportunities. We intend to use our core technologies and establish partnerships to develop new complementary products that incorporate additional functionality to our current chipsets to expand our addressable market.

        Rapidly expand our geographic presence.    We have a significant local presence in Japan and Korea. In addition, we have expanded our sales reach by adding sales personnel, field application engineers, consultants and third-party representatives in Taiwan (also serving China), Europe and the United States. We intend to continue to expand our sales team, technical support organization and third-party sales channels to broaden our customer reach on a global basis. Particularly, we intend to achieve significant growth in key countries such as Belgium, Canada, China, France, Germany, India, Italy, The Netherlands, Sweden, Switzerland, Taiwan, the United Kingdom and the United States. We believe that such geographic expansion provides significant potential for additional long-term growth for our company.

        Capitalize on our fabless operating model.    We intend to continue to operate as a fabless semiconductor company by outsourcing all the manufacturing, assembling and testing of our chipsets to reliable outsourcing partners. We also intend to continue working closely with our third-party outsourcing partners to achieve higher performance and lower cost for our chipsets. We believe that our fabless operating model has enabled us to continue to focus on innovation, integration and the marketing and selling of our products. This enables us to maximize our growth opportunities while minimizing our need for capital and increasing our flexibility.

Ikanos Target Markets

        We offer multiple product lines that are designed to address different segments of the fiber-fast broadband semiconductor market. Using equipment based on our programmable chipsets, carriers deploy advanced digital media, video, communications and interactive broadband applications over their existing copper infrastructure. Carriers choose our chipsets from these multiple product lines based upon the design of their networks, including the distance between the fiber termination point and the customer premise.

Fiber Extension Over Copper Market

        The fiber extension over copper market refers to transmission rates up to 100 Mbps downstream and upstream, with deployment distances that are generally no more than 3,000 feet of copper line, between the point of fiber termination and the end user.

        Carrier networks connect to their customers through fiber followed by copper lines. As carriers extend fiber closer to the customer, the length of the copper line shortens. With copper lines of 3,000 feet or shorter, carriers can provide fiber-fast transmission rates over existing copper lines. Carriers have been increasing the deployment of fiber and bringing it closer to the customer. However, we believe that deploying fiber directly to the customer is cost prohibitive and time consuming. The fiber extension over copper market utilizes copper lines to bridge the connection between the customer premise and the nearest fiber termination point, thereby enabling carriers to deliver fiber-fast services cost effectively. By providing fiber-fast transmission rates over existing copper lines, carriers enable the provision of advanced digital media, video, communications and interactive broadband applications including broadcast television, HDTV, VOD, interactive television, peer-to-peer file sharing, sending and receiving advanced digital media, video conferencing, video surveillance, streaming video and audio, online gaming and game hosting and VoIP, as well as traditional telephony services.

        The fiber extension over copper market is driven by the increasing deployment of fiber using various topologies, such as fiber to the home, premise, building, curb and node, collectively referred to as FTTx. The fiber extension over copper market, although still in its infancy, is a rapidly growing market. Growth is currently being fueled by markets in Asia, particularly Japan and Korea.

Ikanos' Fiber Extension Over Copper Products

        Our fiber extension over copper chipsets enable OEMs to develop systems and line cards that connect consumers to carriers' fiber networks using existing copper lines at transmission rates of up to 100 Mbps downstream and upstream. Our product line to address this market includes our Fx and FxS chipsets:

  •
  Our Fx chipsets are incorporated into line cards that are installed at the carrier network and in optical line terminals, or OLT, and optical network units, or ONU, and other types of optical-based access systems to connect the fiber network to the consumer over existing copper lines.

  •
  Our FxS chipset are incorporated into equipment located at the customer premise, referred to as subscriber located equipment, or SLE, or the optical network terminal, or ONT, and is integral to the delivery of fiber fast broadband services.

        The following diagram depicts typical network connectivity of fiber extension over copper:

Broadband Over Copper Market

        The broadband over copper market refers to transmission rates of up to 60 Mbps downstream and 30 Mbps upstream and in which deployment distances generally reach up to 15,000 feet of copper line between the point of fiber termination and the end user. DSL is currently the predominant technology worldwide to deploy broadband using existing copper lines. A variety of DSL technologies currently exist in the marketplace, including asymmetric DSL, or ADSL, and very high bit-rate DSL, or VDSL and VDSL2, among others. These DSL technologies vary by their downstream and upstream transmission rates and the effective distance over which they operate. Standards-based ADSL transmission rates currently range up to 25 Mbps downstream and 1 Mbps upstream, with the majority of subscribers typically achieving transmission rates of up to 1 Mbps downstream and 256 Kbps upstream. According to IDC, of the 146 million worldwide broadband services subscribers in 2004, more than 95 million subscribed to DSL services. That number is expected to grow to 199 million by 2009, growing at a compounded annual growth rate of 15.7%.

Ikanos' Broadband Over Copper Products

        Our broadband over copper chipsets supply transmission rates up to 60 Mbps downstream and 30 Mbps upstream over a single copper line. Our chipsets are incorporated in systems to provide point-to-point connection between the carriers' central office or remote terminal and the customers' premise. Depending on distance requirements, carriers can provision services from the central office or through neighborhood remote terminals. In carriers' central office installations, our chipsets are incorporated into digital subscriber line access multiplexers, or DSLAMs, while in neighborhood remote terminal cabinets or multi-dwelling wiring closets, our chipsets are incorporated in mini-remote access multiplexers, or mini-RAMs. Copper lines run from the DSLAM or mini-RAM to the customer premise where our chipsets are also incorporated into customer premise equipment.

        Our broadband over copper product line to address this market includes our SmartLeap and our CleverConnect chipsets:

  •
  Our SmartLeap chipsets are incorporated on line cards that are installed in existing carrier equipment such as broadband access concentrators, DSLAMs and mini-RAMs.

  •
  Our CleverConnect chipsets are incorporated into the equipment located at the customer premise.

        The following diagram depicts typical network connectivity in broadband over copper applications (setting forth transmission rates upstream/downstream):

Ikanos Family of Products

Fx and FxS Families of Chipsets for Fiber Extension Over Copper Applications:

Product	Description		Primary market applications
Fx 100100	Fx 100100 chipset provides transmission rates up to 100 Mbps downstream and up		•	Fiber extension over copper applications
	to 100 Mbps upstream and consists of the following devices and port densities:		•	Chipsets are used with OLT and ONU multi-dwelling unit concentrators
	•	4-port burst mode engine
	•	1-port analog front end
	•	1-port integrated front end
	•	4-port packet transport mode framer
Fx 100100S-4	Fx 100100S-4 chipset provides transmission rates up to 100 Mbps downstream and up		•	Fiber extension over copper applications
	to 100 Mbps upstream and consists of the following devices and port densities:		•	Chipsets are used in CPE or SLE such as residential gateways and modems
	•	1-port burst mode engine
	•	1-port integrated front end
Fx 10050	Fx 10050 chipset provides transmission rates up to 100 Mbps downstream and up		•	Fiber extension over copper applications
	to 50 Mbps upstream and consists of the following devices and port densities:		•	Chipsets are used in OLT and ONU multi-dwelling unit concentrators
	•	4-port burst mode engine
	•	1-port analog front end
	•	1-port integrated front end
	•	4-port packet transport mode framer
Fx 10050S-4	Fx 10050S-4 chipset provides transmission rates up to 100 Mbps downstream and up		•	Fiber extension over copper applications
	to 50 Mbps upstream and consists of the following devices and port densities:		•	Chipsets are used in CPE or SLE such as residential gateways and modems
	•	1-port burst mode engine
	•	1-port integrated front end
Fx 100100-4	Fx 100100-4 chipset provides transmission rates up to 100 Mbps downstream and up		•	Fiber extension over copper applications
	to 100 Mbps upstream and consists of the following devices and port densities:		•	Chipsets are used with OLT and ONU multi-dwelling unit concentrators
	•	8-port burst mode engine
	•	4-port analog front end
	•	1-port integrated front end
Fx 10050-4	Fx 10050-4 chipset provides transmission rates up to 100 Mbps downstream and up		•	Fiber extension over copper applications
	to 50 Mbps upstream and consists of the following devices and port densities:		•	Chipsets are used with OLT and ONU multi-dwelling unit concentrators
	•	8-port burst mode engine
	•	4-port analog front end
	•	1-port integrated front end

Fx 10050S	Fx 10050S chipset provides transmission rates up to 100 Mbps downstream and up		•	Fiber extension over copper applications
	to 50 Mbps upstream and consists of the following devices and port densities:		•	Chipsets are used in CPE or SLE such as residential gateways and modems
	•	1-port burst mode engine
	•	1-port analog front end
	•	1-port integrated front end
Fx 7030	Fx 7030 chipset provides transmission rates up to 70 Mbps downstream and up to		•	Fiber extension over copper applications
	30 Mbps upstream and consists of the following devices and port densities:		•	Chipsets are used in OLT and ONU multi-dwelling unit concentrators
	•	4-port burst mode engine
	•	1-port analog front end
	•	1-port integrated front end
	•	4-port packet transport mode framer

SmartLeap and CleverConnect Families of Chipsets for Broadband Over Copper Applications:

Product	Description		Primary market applications
SL9402	SL9402 chipset provides transmission		•	Broadband over copper applications
	rates up to 60 Mbps downstream and up to 30 Mbps upstream and consists of the following devices and port densities:		•	Chipsets are used in DSLAM, mini-RAM and multi-dwelling unit concentrators
	•	8-port burst mode engine
	•	4-port analog front end
	•	2-port integrated front end
SL9450	SL9450 chipset provides transmission		•	Broadband over copper applications
	rates up to 60 Mbps downstream and up to 30 Mbps upstream and consists of the following devices and port densities:		•	Chipsets are used in DSLAM, mini-RAM and multi-dwelling unit concentrators
	•	8-port burst mode engine
	•	4-port analog front end
	•	2-port integrated front end
SL9400	SL9400 chipset provides transmission		•	Broadband over copper applications
	rates up to 60 Mbps downstream and up to 30 Mbps upstream and consists of the following devices and port densities:		•	Chipsets are used in DSLAM, mini-RAM and multi-dwelling unit concentrators
	•	8-port burst mode engine
	•	4-port analog front end
	•	1-port integrated front end

SL8800	SL8800 chipset provides transmission		•	Broadband over copper applications
(SmartLeap)	rates up to 50 Mbps downstream and up to 30 Mbps upstream and consists of the following devices and port densities:		•	Chipsets are used in DSLAM, mini-RAM and multi-dwelling unit concentrators
	•	8-port burst mode engine
	•	1-port analog front end
	•	1-port integrated front end
	•	8-port packet transport mode framer
SL8100	SL8100 chipset provides transmission		•	Broadband over copper applications
(SmartLeap)	rates up to 50 Mbps downstream and up to 30 Mbps upstream and consists of the following devices and port densities:		•	Chipsets are used in DSLAM, mini-RAM and multi-dwelling unit concentrators
	•	8-port burst mode engine
	•	1-port analog front end
	•	1-port integrated front end
	•	8-port packet transport mode framer
CC600	CC600 chipset provides transmission rates		•	Broadband over copper applications
(CleverConnect)	up to 50 Mbps downstream and up to 30 Mbps upstream and consists of the following devices and port densities:		•	Chipsets used in customer premise equipment such as residential gateways and modems
	•	1-port burst mode engine
	•	1-port integrated front end
CC300	CC300 chipset provides transmission		•	Broadband over copper applications
(Clever Connect)	speeds of up to 50 Mbps downstream and up to 30 Mbps upstream and consists of the following devices and port densities:		•	Chipsets used in customer premise equipment such as residential gateways and modems
	•	1-port integrated front end

Customers and Carriers

Customers

        The markets for systems utilizing our products and services are mainly served by large OEMs. We work directly with OEMs to understand their requirements and the requirements of the carriers they serve to provide the OEMs with semiconductors that can be qualified for use within the carriers' networks.

        Below is the list of our OEM customers who have purchased at least $100,000 of our products directly from us or through third-party sales representatives identified during the twelve months ended December 31, 2004:

OEM customer	Direct sales or third-party sales representative
Alcatel	Alcatel
Dasan Networks, Inc.	Uniquest Corporation
ECI Telecom, Ltd.	Direct sales
Millinet Co., Ltd.	Uniquest Corporation
NEC Corporation (Magnus)	NEC Corporation (USA)
Sumitomo Electric Industries, Ltd.	Altima
Woojyun Systec Co., Ltd.	Uniquest Corporation
ZyXEL Communications Corp.	Direct sales
Samsung Electronics Co., Ltd.	Uniquest Corporation
UTStarcom, Inc.	Direct sales

        In addition, we have design wins with Huawei Technologies Co., Ltd., Marconi Corporation plc, Salira Optical Network Systems, Inc., Siemens AG and ZTE Corporation.

        In 2004, NEC Corporation accounted for 44.9%, Uniquest Corporation accounted for 18% and Altima accounted for 22.4% of our net revenue. In 2003, NEC Corporation accounted for 43.3%, Uniquest Corporation accounted for 17.9%, Altima accounted for 17.9% and Wins Communications Co., Ltd. and Woojyun Systec Co., Ltd. collectively accounted for 10.0% of our net revenue. In the six months ended June 30, 2005, NEC Corporation accounted for 44.2%, Uniquest Corporation accounted for 25.5% and Altima accounted for 25.3% of our net revenue.

        Substantially all of our sales are to customers outside the United States and Canada. With respect to our net revenue, sales to customers in Asia accounted for approximately 97.8% in the year ended December 31, 2003, 97.2% in the year ended December 31, 2004 and 98.3% in the six months ended June 30, 2005. We anticipate that a substantial majority of our net revenue will continue to be represented by sales to customers in that region.

Carriers

        We work directly with several of the major carriers and their OEMs worldwide in connection with the optimization of our technology for mass deployment or trials into the carriers' networks. Our OEM customers have sold products that include our chipsets to the following major carriers:

  •
  Belgacom (Belgium);

  •
  KDDI Corp. (Japan);

  •
  Korea Telecom Corp. (Korea);

  •
  Nippon Telegraph & Telephone Corporation (Japan); and

  •
  Softbank BroadBand (Japan).

Ikanos Service and Support for Customers and Carriers

        To accelerate design and development of our OEM customers' systems and the qualification and mass deployment of our technology, we have an application engineering team and a field application engineering team to support our OEM customers and the carriers they serve. These application engineers and field application engineers work closely with the OEMs as well as directly with the carriers. Application engineers have expertise in hardware, software and have access to the various expertise within our company to ensure proper service and support for our OEM customers and the carriers.

        Our service and support involves multiple stages beginning with the carriers' evaluation of our technology through utilization of our reference platforms and optimizing our technology to meet the carriers' performance and other requirements.

        In parallel, our engineers help our OEM customers with the design and review of their system designs. Our application engineers and field application engineers help the OEM engineers design their systems by providing the necessary reference designs, gerber files, schematics, data sheets, sample software codes and other documentation. By doing this, we assist our OEM customers and the carriers they serve in meeting their deployment requirements. Once the hardware incorporating our chipset solutions is built by the OEMs, we work closely with the OEMs' engineers to integrate our software into the OEMs' systems through site visits and extensive field-testing with the carriers. This entire cycle may take six to 18 months depending upon the region, carrier requirements and deployment plans.

Sales and Marketing

        Our sales and marketing strategy is to achieve design wins with leading OEMs and mass deployment with carriers worldwide. We consider a design win to occur when an OEM notifies us that it has selected our solution to be incorporated into its system. We refer to our sales and marketing strategy as "direct touch" since we have significant contact directly with the customers of our OEMs, the carriers. We believe that applications support at the early stages of design is critical to reducing time to deployment and minimizing costly redesigns for our OEM customers and the carriers. By simultaneously working with our OEM customers and the carriers, we are able to use the pull of carrier network compatibility and interoperability to push design wins with our OEM customers, which is further augmented by our support and service capabilities.

        We market and sell our products worldwide through a combination of direct sales and third-party sales representatives. We utilize third-party sales representatives to expand the impact of our sales team. We have strategically located our sales personnel, field applications engineers and third-party sales representatives near our major customers in Japan, Korea, Taiwan (serving Taiwan and China), Europe and the United States.

        Our marketing team focuses on our product strategy and management, product development road maps, product pricing and positioning, new product introduction and transition, demand assessment, competitive analysis and marketing communications and promotions. Our marketing team is also responsible for ensuring that product development activities, product launches, channel marketing program activities and ongoing demand and supply planning occur on a well-managed, timely basis in coordination with our development, operations, and sales groups, as well as our OEM customers and third-party sales representatives.

Competition

        We compete or expect to compete with Broadcom Corporation, Centillium Communications, Inc., Conexant Systems, Inc., Infineon Technologies A.G., Metalink Ltd., STMicroelectronics N.V. and Texas Instruments Incorporated who either offer, or we believe may be developing, semiconductors for segments of the fiber-fast broadband market. We believe that our products are not easily interchangeable with the products of our competitors, due to the level of collaboration in product design and development that is typically demanded by our customers from the earliest stages of development, but nonetheless we must constantly maintain our technology developments in order to continue to achieve design wins with our customers.

        We also consider other companies that have access to DMT technology as potential future competitors. In addition, we may also face competition from newly established competitors, suppliers of products based on new or emerging technologies, and customers who choose to develop their own technology.

        We compete primarily with respect to the following factors:

  •
  product performance;

  •
  compliance and influencing industry standards;

  •
  price and cost effectiveness;

  •
  functionality;

  •
  time to market; and

  •
  customer service and support.

        We believe that we are competing effectively with respect to these factors.

Technology and Architecture

        We believe that one of our key competitive advantages is in the integration of our broad base of core technologies encompassing the complete space from systems, algorithms, hardware and software to silicon. We believe this vertical integration of core competencies enables us to make optimal architectural choices in designing and developing cost-effective, high-performance, and programmable chipsets. Our products are manufactured on standard low-cost, complementary metal-oxide semiconductor, or CMOS, or bi-polar complementary metal-oxide semiconductor, or Bi-CMOS, processes. We have the following core competencies:

  •
  Ability to develop system-level solutions that incorporate analog and digital processing, as well as software and algorithms;

  •
  A programmable analog and digital architecture that allows our chipset solutions to be programmed for multiple standards and applications;

  •
  Highly optimized digital signal processing algorithms;

  •
  Digital design, verification, and back-end capability for leveraging advancements in process technologies;

  •
  Analog design capability in both CMOS and Bi-CMOS processes; and

  •
  Our knowledge of the carrier network, which enables us to help carriers with their network planning and deployment of services.

        Where cost-effective, we purchase designed and verified specific functional blocks, such as real time operating systems, from third-party vendors.

        Our chipsets utilize discrete multi-tone, or DMT, line coding technology. In June 2003, DMT was adopted as the principal standard for very-high-bit-rate-digital subscriber line, or VDSL, by three standards committees: in North America, by The American National Standards Institute (ANSI), The Committee T1E1.4, and worldwide, by the Institute of Electrical and Electronics Engineers (IEEE) and

ITU-T. In May 2005, the VDSL2 standard was recommended by the ITU-T. The VDSL2 standard represents an advance in capability over the VDSL standard and defines a series of "profiles" for high-speed DMT-based transmission in both the upstream and downstream directions for a variety of deployment models.

        VDSL and VDSL2 are the highest-rate forms of DSL technology available today and can enable fiber-fast broadband services using existing copper lines. VDSL2 transmits aggregate data at rates of 60 Mbps and over for a reach of 3,000 feet. VDSL2 also offers longer reach of up to 15,000 feet at lower transmission rates. VDSL and VDSL2 are significantly faster than alternative DSL technologies and enable carriers to provide revenue enhancing multiple services to respond to competitive and industry pressures from cable operators and other carriers. We provide products based on the VDSL and VDSL2 standards.

Research and Development

        Our research and development efforts are focused on the development of advanced semiconductors and related software. We have experienced engineers who have significant expertise in fiber-fast broadband technologies. These areas of expertise include communication systems, system architecture, digital signal processing, analog design, digital and mixed signal very large scale integration development, software development, reference boards, and system design. In addition, we work closely with the research and development teams of our OEM customers and the carriers. As of June 30, 2005, we had 113 persons engaged in research and development of whom 39 are employed in Bangalore, India. Our research and development expenses were $16.8 million in 2002, $19.0 million in 2003, $20.7 million in 2004 and $11.7 million for the six months ended June 30, 2005.

Operations

Semiconductor Fabrication

        We do not own or operate a semiconductor fabrication, packaging or testing facility. We depend on third party subcontractors to manufacture, package and test our products. By outsourcing manufacturing, we are able to avoid the cost associated with owning and operating our own manufacturing facility. This allows us to focus our efforts on the design and marketing of our products. We currently outsource our semiconductor manufacturing to Taiwan Semiconductor Manufacturing Company and Austriamicrosystems. We work closely with our foundries to forecast on a monthly basis our manufacturing capacity requirements. Our semiconductors are currently fabricated in several advanced, sub-micron manufacturing processes. Because finer manufacturing processes lead to enhanced performance, smaller silicon chip size and lower power requirements, we continually evaluate the benefits and feasibility of migrating to smaller geometry process technologies in order to reduce cost and improve performance. We believe that our fabless manufacturing approach provides us with the benefits of superior manufacturing capability as well as flexibility to move the manufacture, assembly and test of our products to those vendors that offer the best capability at an attractive price. Nevertheless, because we do not have formal, long-term pricing agreements with our subcontracting partners, our wafer costs and services are subject to sudden price fluctuations based on the cyclical demand for semiconductors. Our engineers work closely with our foundries and other subcontractors to increase yields, lower manufacturing costs and improve quality.

Assembly and Test

        Our products are shipped from our third-party foundries to third-party sort, assembly and test facilities where they are assembled into finished semiconductors and tested. We outsource all product packaging and all testing requirements for these products to several assembly and test subcontractors, including Advanced Semiconductor Engineering, Inc. in Taiwan and Malaysia and ST Assembly Test

Services Ltd. in Singapore. Our products are designed to use low cost, standard packages and to be tested with widely available test equipment. In addition, we specifically design our semiconductors for ease of testability, further reducing production costs.

Quality Assurance

        Our quality assurance program begins with the design and development process. Our designs are subjected to extensive circuit simulation under extreme conditions of temperature, voltage and processing before being committed to manufacture. We pre-qualify each of our subcontractors and conduct quality audits. We closely monitor foundry production to ensure consistent overall quality, reliability and yield levels. All of our independent foundries and assembly and test subcontractors have been awarded ISO 9000 certification.

Intellectual Property

        Our success and future growth will depend on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, contractual provisions, and licenses to protect our intellectual property. We also attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants, and through other security measures.

        As of June 30, 2005, we held 11 issued U.S. patents and have 27 additional U.S. patent applications pending. Our patents and patent applications cover features, arts, and methodology employed in each of our existing product families. Our patents have expiration dates ranging from 2015 to 2023. We continue to actively pursue the filing of additional patent applications.

        We claim copyright protection for the proprietary documentation used in our products and for the firmware and software components of our products. We have registered 16 U.S. copyrights covering certain of our firmware and software applications. We have registered "SmartLeap" and "CleverConnect," "Ikanos Communications & Designs" and the "Ikanos Communications" name and logo as trademarks in the United States.

Employees

        As of June 30, 2005, we had a total of 154 full-time employees, of whom 113 were involved in research and development, nine of whom focus on operations, and 41 in sales and marketing, customer support, finance and administration. None of our employees are represented by a labor union. We have not experienced any work stoppages and believe that our relationships with our employees are good.

Facilities

        Our headquarters are located at 47669 Fremont Boulevard, Fremont, California. We lease approximately 37,266 square feet of space under our lease agreements expiring on May 31, 2008. We believe that our facilities are adequate for the next 12 months and that, if required, suitable additional space will be available on commercially reasonable terms to accommodate expansion of our operations. In addition to our headquarters, we lease office space in Bangalore, India, Tokyo, Japan and Seoul, Korea.

Backlog

        Our sales are made pursuant to short term purchase orders. These purchase orders are made without deposits and may be rescheduled, canceled or modified on relatively short notice, and in most cases without substantial penalty. Therefore, we believe that the purchase orders are not a reliable indicator of future sales.

Legal Proceedings

        We hold federal registrations in the United States for the trademarks Ikanos Communications and Ikanos Communications & Design. On June 28, 2004, Ikano Communications, Inc., a Utah company ("Ikano"), filed a Petition for Cancellation with the Trademark Trial and Appeal Board of the U.S. Patent and Trademark Office. Ikano alleges that it has been using the unregistered trademarks Ikano and Ikano & Design since 1999, prior to commencement of our trademark rights. On August 10, 2004, we filed an Answer to Petition for Cancellation, denying that Ikano has been or will be damaged by our registrations. The proceeding is pending.

        There can be no assurance that a positive resolution can be achieved or that we will prevail in the cancellation proceeding. If Ikano prevails, our federal trademark registrations for Ikanos Communications and Ikanos Communications & Design would be cancelled and we would lose the benefits associated with having a registered trademark. However, an unfavorable decision in the cancellation would not prevent us from continuing to use the Ikanos Communications and Ikanos Communications & Design marks, although Ikano may bring a separate action seeking, among other things, a prohibition against our use of the mark.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth the names, ages and positions of our executive officers and directors as of June 30, 2005:

Name	Age	Position
Rajesh Vashist	47	President, Chief Executive Officer and Director, Chairman of the Board
Daniel K. Atler	46	Chief Financial Officer
Derek Obata	47	Vice President of Worldwide Sales
Anoop Khurana	46	Vice President of Engineering
Rouben Toumani	62	Vice President of Systems Engineering
Yehoshua Rom	53	Vice President of Operations
Chris H. Smith	57	Vice President of Human Resources
Dean Grumlose	48	Vice President of Marketing
Danial Faizullabhoy(1)(3)	43	Director
Michael Goguen(2)(3)	41	Director
Michael Gulett(1)(2)(3)	52	Director
Paul G. Hansen(1)(2)	57	Director
G. Venkatesh	48	Director

(1)
Member of the nominating and corporate governance committee.

(2)
Member of the audit committee.

(3)
Member of the compensation committee.

        Rajesh Vashist has served as our President, Chief Executive Officer, and one of our directors since August 1999 and as our Chairman of the Board since June 24, 2004. From January 1999 to August 1999, Mr. Vashist consulted as a Vice President of Business Development at RightWorks. From March 1991 to July 1998, Mr. Vashist worked at Adaptec, Inc. in various marketing and general management positions and served most recently as General Manager of the OEM Solutions Group. Prior to Adaptec, Mr. Vashist held various marketing and management positions at Vitelic Semiconductor and Samsung Semiconductor. Mr. Vashist holds an engineering degree from Regional Engineering College, Rourkela (India) and an M.B.A. from Marquette University.

        Daniel K. Atler has served as our Chief Financial Officer since October 2003. Prior to joining Ikanos, Mr. Atler was an executive for Silicon Image, Inc. During his tenure at Silicon Image, Mr. Atler served as the Vice President of Finance and Administration and Chief Financial Officer from June 1998 to October 2001, and as the Executive Vice President of Strategic Business Development from November 2001 to September 2003. Prior to Silicon Image, Mr. Atler served as the Chief Financial Officer and Vice President of Finance and Administration for Wireless Access, Inc., and a Senior Manager at Ernst & Young. Mr. Atler holds a degree in business administration from Colorado State University.

        Derek Obata has served as our Vice President of Sales for Asia Pacific since October 2003. From April 2002 to September 2003, Mr. Obata worked as an independent consultant advising management at technology start-up companies. Prior to that, Mr. Obata was with PCTEL, Inc. where he served as

Executive Vice President and General Manager of the core business unit from February 2001 to November 2001, and as Vice President of Worldwide Sales from March 1998 to January 2001. Mr. Obata holds a degree in engineering from the University of California at Berkeley.

        Anoop Khurana has served as our Vice President of Engineering since November 1999. Prior to that, Mr. Khurana served as Vice President of Desktop Graphics Engineering and Member of Executive Staff at S3, Inc. from April 1997 to September 1999 and also held various other positions from 1994 to 1997 at S3. Prior to S3, Mr. Khurana was a Manager at Sun Microsystems from April 1990 to April 1994, a Project Leader at Evans and Sutherland from November 1986 to January 1990, and a Product Planning Engineer from Advanced Micro Devices from August 1984 to November 1986. Mr. Khurana received a degree in electrical engineering from the University of Roorkee (India) and a M.S. degree in electrical engineering from the University of Florida.

        Rouben Toumani has served as our Vice President of Systems Engineering since March 2000. From May 1989 to March 2000, Mr. Toumani was at Anritsu Corporation as the Director of Research and Development of the Telecom Division. From 1971 to 1975 and from 1978 to 1989, Mr. Toumani was at Bell Labs in the Loop Transmission Division. Mr. Toumani received both his M.S. and Ph.D. in electrical engineering from Stanford University, and completed his undergraduate degree in electrical engineering at the American University of Beirut (Lebanon).

        Yehoshua Rom has served as our Vice President of Operations since August 2002. Prior to that, Mr. Rom served as Director of Engineering at Broadcom Corporation from March 2001 to August 2002. From February 2000 to March 2001, Mr. Rom served as Director of Operations at Virage Logic Inc. From July 1997 to January 2000, Mr. Rom was Director of VLSI Engineering at MMC Networks Inc. Mr. Rom holds a B.S. degree in electrical engineering from the Tel Aviv University (Israel) and a M.B.A. degree from San Jose State University.

        Chris H. Smith has served as our Vice President of Human Resources since February 2005. From 1996 until 2005, Mr. Smith was the Vice President of Human Resources at Tularik Inc. and from 1980 until 1996, he was Director of Human Resources at ESL/TRW Incorporated. Mr. Smith holds a Bachelor's degree from Perth College.

        Dean Grumlose has served as our Vice President of Marketing since January 2005. From October 2003 until September 2004, Mr. Grumlose served as Vice President of Marketing at Azanda Network Devices. From April 2003 until September 2003, Mr. Grumlose served as Vice President of Marketing at Velio Communications, Inc. Prior to that, he was Vice President of Routing Products at PMC-Sierra, Inc. in 2001, and held various management positions at Conexant Systems, Inc. from 1996 to 2001. Mr. Grumlose holds a degree in electrical engineering from the University of British Columbia.

        Danial Faizullabhoy has served as one of our directors since July 2001. Since July 1998, Mr. Faizullabhoy has been a Managing Director with Walden International, a venture capital firm. From 1986 to 1998, he held various positions at Adaptec, including Applications Engineer, Product / Marketing Manager, and Vice President and General Manager of Target and Optical division. Prior to that, Mr. Faizullabhoy was a design engineer at Production Automation. He received a Bachelor degree in electrical engineering from Norwich University and a M.B.A. degree from Santa Clara University.

        Michael L. Goguen has served as one of our Directors since May 1999. Mr. Goguen has held various positions at Sequoia Capital, a venture capital firm, since 1996 and has been a general partner since 1997. Prior to that, Mr. Goguen spent 10 years in various engineering, research, and product management roles at DEC, SynOptics and Centillion, and was a Director of Engineering at Bay Networks (Nortel). Mr. Goguen was also a Technical Chairman of the ATM Forum. Mr. Goguen received a B.S. degree in Electrical Engineering from Cornell University and a M.S. degree in Electrical Engineering from Stanford University.

        Michael Gulett has served as one of our directors since August 2003. Since December 2004, Mr. Gulett has served as the interim Chief Executive Officer of Siliquent Technologies, Inc., a semiconductor company. From December 2001 to December 2003, he was President and Chief Executive Officer of ARC International plc, a technology licensing and embedded software company. From November 1998 to January 2001, Mr. Gulett served as President and Chief Operating Officer of Virata Corporation, a leading supplier of DSL processors. Prior to that, Mr. Gulett was President and Chief Executive Officer at Paradigm Technology, a developer of fast static random access memory devices. Mr. Gulett has also held management positions at VLSI Technology, California Devices, Intel Corporation and NCR. Mr. Gulett holds a B.S.E.E. from the University of Dayton.

        Paul G. Hansen has served as one of our directors since July 2004. Since April 2001, Mr. Hansen has worked as an independent consultant. Prior to that, Mr. Hansen served as Executive Vice President and Chief Financial Officer of TIBCO Software from July 1998 to April 2001. From 1984 to July 1998, Mr. Hansen held various positions at Adaptec, Inc. including Vice President, Finance, Chief Financial Officer and Assistant Secretary from 1988 to July 1998. Mr. Hansen received a B.S. degree in business from the State University of New York Fredonia.

        G. Venkatesh has served as one of our directors since November 2001. Mr. Venkatesh is the Managing Member of Texan Ventures, LLC, a venture capital and management consulting firm. Since July 2003 through September 2004, he has served as Chairman and Interim Chief Executive Officer of Matisse Networks. From June 1999 to November 2001, Mr. Venkatesh served as Vice President of Switching Products at Broadcom Corp. Prior to that he was President and Chief Executive Officer of Maverick Networks, a company he founded in 1998 and which was acquired by Broadcom in 1999. Mr. Venkatesh received a degree in electronics from the Indian Institute of Technology (India) and a M.S.E.E. degree in electrical and computer engineering from the University of Massachusetts.

Board Composition

        Our board of directors currently consists of six members, who are Messrs. Faizullabhoy, Goguen, Gulett, Hansen, Vashist and Venkatesh. Following the offering, our board of directors will be divided into three classes, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders. Our directors hold office until their successors have been elected or qualified or until the earlier of their death, resignation, disqualification or removal. There are no family relationships among any of our directors and executive officers. Under the listing standards of the Nasdaq National Market, within one year of the effectiveness of the registration statement filed with the SEC in connection with this offering and of which this prospectus is a part, our board must consist of a majority of independent directors. Our board has determined that four of our six directors (Messrs. Faizullabhoy, Goguen, Gulett and Hansen) are independent under such standards.

Director Compensation

        Our directors do not currently receive any cash fees for their services on the board of directors but are entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with their attendance at board of directors and board committee meetings. In addition, non-employee directors are currently eligible to receive stock options under our 1999 Stock Option Plan.

        Following the offering, our non-employee directors will receive $1,000 per meeting and will be entitled to reimbursement of business, travel and other related expenses incurred in connection with their attendance at meetings of the board of directors and committee meetings. The chairman of our board of directors, audit committee, our compensation committee and our nominating and corporate governance committee will each receive $1,500 per committee meeting attended. In addition, our 2004 Equity Incentive Plan provides for the automatic grant of options to our non-employee directors. Each non-employee director appointed to the board of directors after the offering will receive an initial option to purchase 30,000 shares upon such appointment except for those directors who become non-employee directors by ceasing to be employee directors. The initial option grant vests as to 25% of the shares on the first anniversary of the date of grant and as to 1/48th of the shares each month thereafter, subject to the director continuing to serve as a director on each vesting date. In addition, non-employee directors who have been directors for at least six months will receive a subsequent option to purchase 12,000 shares immediately following each annual meeting of our stockholders. The subsequent option grants shall vest as to 1/12th of the shares each month following the date of grant, subject to the director continuing to serve as a director on each vesting date. See "Benefit Plans—2004 Equity Incentive Plan."

        In August 2003, as consideration for their service as a member of the board of directors, each of Messrs. Gulett and Venkatesh received an option exercisable for 2,040,000 shares of our common stock at an exercise price per share of $0.04 that vests with respect to 1/48th of the shares upon the completion of each of the 48 months of continuous service after the vesting commencement date, with vesting commencing in February 2003 for Mr. Venkatesh, and commencing in August 2003 for Mr. Gulett.

        In August 2004, as consideration for his service as a member of the board of directors, Mr. Hansen received an option exercisable for 800,000 shares of our common stock at an exercise price per share of $0.40 that vests with respect to 1/48th of the shares upon the completion of each of the 48 months of continuous service after the vesting commencement date, with vesting commencing in July 2004. In January 2005, Mr. Hansen received an additional option grant exercisable for 400,000 shares of our common stock at an exercise price per share of $0.32 with the same vesting terms as his previous option grant commencing in January.

        We have a consulting agreement with Texan Ventures, LLC entered into on November 7, 2001. G. Venkatesh, who is also a member of our board of directors, is the Managing Member of Texan Ventures, LLC. Under the consulting agreement, Texan Ventures, LLC is entitled to $3,000 per month and reimbursement for reasonable expenses, and was granted an option to purchase 160,000 shares that vested monthly over a period of 12 months commencing on November 7, 2001. We paid Texan Ventures, LLC $72,000 in 2002, $57,000 in 2003, $36,000 in 2004 and $21,000 for the six months ended June 30, 2005 for consulting services.

Board Committees

        Our board of directors has the authority to appoint committees to perform certain management and administrative functions. Our board of directors currently has an audit committee, a compensation committee and a corporate governance and nominating committee.

  Audit Committee

        Our audit committee is responsible for the oversight of our accounting, reporting and financial control practices. Among other functions, the audit committee is responsible for:

  •
  overseeing and monitoring our accounting, financial reporting processes, audits and the integrity of our financial statements;

  •
  appointing and overseeing the work of our independent accountants and reviewing the adequacy of our system of overseeing the independent accountant's qualifications, independence and performance;

  •
  assisting the board of directors in the oversight and monitoring of our compliance with legal and regulatory requirements;

  •
  reviewing our internal accounting and financial controls; and

  •
  reviewing our audited financial statements and reports and discussing the statement and reports with management, including any significant adjustments, management judgments and estimates, new accounting polices and disagreement with management.

        The members of our audit committee are Messrs. Goguen, Gulett and Hansen. Mr. Hansen chairs the audit committee. Our board of directors has determined that each of the members of our audit committee is "independent," as defined under and required by the federal securities laws and the rules of the Nasdaq National Market, including Rule 10A-3(b)(i) under the Securities and Exchange Act of 1934, as amended. Our board of directors has determined that Mr. Hansen qualifies as an "audit committee financial expert" under the federal securities laws and has the "financial sophistication" required under the rules of the Nasdaq National Market.

  Compensation Committee

        Our compensation committee is primarily responsible for reviewing and approving the compensation, benefits, corporate goals and objectives of our chief executive officer and our other executive officers, evaluating the performance for our key executive officers, administering our employee benefit plans and making recommendations to our board of directors regarding these matters.

        Our compensation committee currently consists of Messrs. Faizullabhoy, Goguen and Gulett, each of whom is a non-management member of our board of directors. Mr. Gulett chairs the compensation committee.

  Nominating and Corporate Governance Committee

        The members of our nominating and corporate governance committee are Messrs. Faizullabhoy, Gulett and Hansen. Mr. Faizullabhoy chairs the nominating and governing committee. Our nominating and corporate governance committee identifies, evaluates and recommends nominees to our board of directors and its committees, conducts searches for appropriate directors, and evaluates the performance of our board of directors and of individual directors. The nominating and corporate governance committee is also responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and reporting and making recommendations to the board concerning corporate governance matters.

Compensation Committee Interlocks and Insider Participation

        In fiscal 2004, the board of directors as a whole approved matters concerning executive officer compensation, and Mr. Vashist and Mr. Rezvani, who was a member of our board of directors in 2004, participated in these deliberations. In addition, Messrs. Faizullabhoy and Goguen were involved in certain transactions described under the heading "Certain Relationships and Related Party Transactions." None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Executive Compensation

        The following table sets forth information concerning the compensation earned by our Chief Executive Officer and each of our four other most highly compensated executive officers who were serving in such roles at the end of the last completed fiscal year, and whose total annual salary and bonus exceeded $100,000, collectively referred to as the named executive officers, during the fiscal year ended December 31, 2004:

Summary Compensation Table

			Long-term Compensation
	Annual Compensation
Name and Principal Position			Securities Underlying Options(#)	All Other Compensation
	Salary	Bonus(1)
Rajesh Vashist President and Chief Executive Officer	$199,613	$100,000	2,105,806	—
Derek Obata(2) Vice President of Sales, Asia Pacific	152,885	163,541	400,000	—
Lionel Bonnot(3) Vice President of Sales for Europe, Canada and the Americas	152,885	143,442	735,000	—
Daniel K. Atler Chief Financial Officer	178,365	36,251	200,000	—
Rouben Toumani Vice President of Systems Engineering	176,601	55,450	600,000	—

(1)
We generally pay bonuses in the year following the year in which they were earned. Bonus amounts in the table are reported for the year in which they were earned even if they were paid in the following year.

(2)
Derek Obata was promoted to Vice President of Worldwide Sales in 2005.

(3)
Lionel Bonnot, who is currently our Vice President of Sales, Europe, is no longer an executive officer of our company.

Stock Option Grants in the Last Fiscal Year

        The following table sets forth certain information concerning grants of stock options to each of our named executive officers during the fiscal year ended December 31, 2004. The percentage of total options set forth below is based on an aggregate of options granted to employees during the fiscal year ended December 31, 2004. All options were granted at the fair market value of our common stock, as determined by our board of directors, on the date of grant.

						Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Securities Underlying Options Granted (#)
		% of Total Options Granted to Employees in Fiscal Year
Name			Exercise Price Per share		Expiration Date
						5%	10%
Rajesh Vashist	2,105,806	14.18%	$0.04		3/10/14
Derek Obata	200,000 200,000	1.35 1.35	0.04 0.32	(1)	3/10/14 6/01/12
Lionel Bonnot	335,000 400,000	2.26 2.69	0.04 0.32	(1)	1/27/14 6/01/12
Daniel K. Atler	200,000	1.35	0.32	(1)	6/01/12
Rouben Toumani	600,000	4.04	0.32	(1)	6/01/12

(1)
Each of these grants was issued on March 1, 2005 pursuant to our stock option exchange program, in replacement of options granted in 2004 that had exercise prices of $0.67 per share.

Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year End Option Values

        This table sets forth the number and value of our common stock underlying options held by each of the named executive officers as of December 31, 2004.

			Number of Securities Underlying Unexercised Options at December 31, 2004(1)		Value of Unexercised In-the-Money Options at December 31, 2004(2)
	Number of Shares Acquired on Exercise
Name		Value Realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Rajesh Vashist	2,500,000	—	7,505,806	—	$	$—
Derek Obata	—	—	1,422,316	—		—
Lionel Bonnot	—	—	1,210,000	—		—
Daniel K. Atler	1,750,000	—	898,000	—		—
Rouben Toumani	1,240,000	—	1,285,000	—		—

(1)
These shares were issued pursuant to an early exercise agreement and are subject to a right of repurchase in our favor.

(2)
Amounts shown under the column "Value of Unexercised In-the-Money Options at December 31, 2004" are based on the assumed initial public offering price of $                              per share, which is the mid-point of the range provided on the cover of this prospectus, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option, less the exercise price payable for these shares.

Offer Letters and Change of Control Arrangements

        We have an offer letter with Rajesh Vashist, our President and Chief Executive Officer, entered into on August 6, 1999, under which Mr. Vashist was entitled to receive an annual base salary. Mr. Vashist is also entitled to an annual bonus to be awarded at the discretion of our board of directors. If at any time Mr. Vashist is terminated without cause, he will receive six months' base salary, six months' accelerated vesting of any options, and a pro rata portion of any performance bonus. If Mr. Vashist's responsibilities are significantly changed or diminished following our change in control, he will receive accelerated vesting on 25% of his options. If Mr. Vashist is terminated without cause following our change in control, he will receive accelerated vesting on all of his options.

        On August 29, 2003, we entered into an offer letter with Daniel K. Atler, our Chief Financial Officer. The offer letter provides that Mr. Atler will receive an annual base salary and a quarterly performance bonus of up to 15% of his base annual salary if he meets the performance criteria set forth by our board of directors. Mr. Atler was also granted an option to purchase shares of common stock pursuant to his offer letter. If Mr. Atler is terminated without cause or is constructively terminated three months before or 12 months after a change in control, he will receive accelerated vesting on all of his options as well as 15 months' of compensation and benefits. Pursuant to the terms of Mr. Atler's option agreement, following a change of control he will receive accelerated vesting on all of his options.

        On October 8, 2003, we entered into an offer letter with Derek Obata, who was promoted to the position of Vice President of Worldwide Sales in 2005. The offer letter provides that Mr. Obata will receive an annual base salary and a quarterly sales commission payment if he meets the performance criteria set forth in our sales commission plan. Mr. Obata was granted an option to purchase shares of common stock by our board of directors. The offer letter provides that upon our change of control, Mr. Obata shall be entitled to acceleration of vesting with respect to 25% of all of his unvested options outstanding at the time if his responsibilities are significantly changed or diminished, unless otherwise specified.

        We entered into an offer letter with Mr. Toumani, our Vice President of Systems Engineering on March 10, 2000. This offer letter provided that Mr. Toumani will receive an annual base salary. Mr. Toumani is also entitled to an annual bonus to be awarded at the discretion of the board of directors.

        On February 17, 2005, we entered into an offer letter with Chris H. Smith, our Vice President of Human Resources. The offer letter provides that Mr. Smith will receive an annual base salary and an annual bonus of up to 15% of his base annual salary based on attainment of individual and company goals. Mr. Smith was also granted an option to purchase shares of common stock by our board of directors. The offer letter provides that, if Mr. Smith's position is substantially impacted by a change of control occurring during his first twelve months of employment with the company, he shall be entitled to acceleration of vesting with respect to 25% of the option grant.

        On January 29, 2005, we entered into an offer letter with Dean Grumlose, our Vice President of Marketing. The offer letter provides that Mr. Grumlose will receive an annual base salary and an annual bonus of up to 15% of his base annual salary based on attainment of individual and company goals. Mr. Grumlose was also granted an option to purchase shares of common stock by our board of directors.

Benefit Plans

1999 Stock Option Plan

        Our 1999 Stock Option Plan was adopted by our board of directors and approved by our stockholders in September 1999. Our 1999 Stock Option Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, or the Code, to our employees and our parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants and our parent and subsidiary corporations' employees, directors and consultants. We will not grant any additional awards under our 1999 Stock Option Plan following this offering. Instead we will grant awards under our 2004 Equity Incentive Plan.

        As of June 30, 2005, a total of 58,602,000 shares of our common stock were authorized for issuance under the 1999 Stock Option Plan. As of June 30, 2005, options to purchase 36,211,694 shares of common stock were outstanding and 2,594,882 shares were available for future grant under this plan. Our 1999 Stock Option Plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute each award. If the outstanding awards are not assumed or substituted, the administrator will provide notice to the optionee that he or she has the right to exercise the award as to all of the shares subject to the award, including shares that would not otherwise be exercisable, for a period of 15 days from the date of notice. The award will terminate upon the expiration of the 15-day period.

2004 Equity Incentive Plan

        Our board of directors adopted the 2004 Equity Incentive Plan on June 24, 2004 and we believe our stockholders will approve the plan prior to completion of the offering. The 2004 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and our parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options, restricted stock, stock appreciation rights, deferred stock units, performance units, and performance shares to our employees, directors, and consultants and our parent and subsidiary corporations' employees and consultants.

        Number of Shares Reserved for Issuance. We have not reserved any new shares for issuance under the 2004 Equity Incentive Plan. Instead, those shares that were authorized for issuance under the 1999 Stock Plan shall, upon termination of the 1999 Plan, be available for issuance under the 2004 Equity Incentive Plan. These shares include (1) any shares which have been reserved but not issued under the 1999 Stock Option Plan as of the effective date of the offering and (2) any shares returned to the 1999 Stock Option Plan on or after the effective date of the offering as a result of termination of options or the repurchase of unvested shares issued under the 1999 Stock Plan. In addition, the 2004 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning in 2006, equal to the lesser of:

  •
  4.4% of the outstanding shares of our common stock on the first day of the fiscal year,

  •
  3,000,000 shares, or

  •
  such other amounts as our board of directors may determine.

If an award expires or is forfeited, terminated or cancelled without having been exercised or settled in full, the terminated or forfeited portion of the award will become available for future grant or sale under the 2004 Equity Incentive Plan.

        Administration. Our board of directors or a committee of our board administers the 2004 Equity Incentive Plan. In the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the committee will consist of two or more "outside directors" within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise or settlement. The administrator also has the authority to institute an exchange program whereby the exercise or purchase prices of outstanding awards may be reduced or outstanding awards may be surrendered in exchange for the same type of award with a lower exercise or purchase price, a different type of award, or cash.

        Stock Options. A stock option is the right to purchase shares of our common stock at a fixed price for a fixed period of time. The administrator determines the exercise price of options granted under the 2004 Equity Incentive Plan, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. After termination of one of our employees, directors, or consultants, he or she may exercise his or her options for the time period stated in the award agreement. If termination is due to death or disability, the option generally will remain exercisable for 12 months. In all other cases, the option generally will remain exercisable for three months. However, no option may be exercised following the expiration of its maximum term. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

        Stock Appreciation Rights. A stock appreciation right allows the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant for the number of shares as to which the right is exercised. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash, with shares of our common stock, or a combination thereof. The same expiration rules that apply to options also apply to stock appreciation rights.

        Restricted Stock. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on continued service or the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to forfeiture. The administrator will determine the number of shares of restricted stock granted to an employee.

        Performance Shares and Units. Performance shares and performance units are awards that result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance goals, in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. The performance goals may be based upon the achievement of company-wide, divisional, or individual goals including solely continued service, applicable securities laws, or any other basis determined by the administrator. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. Payment for earned performance shares and performance units may be in the form of cash, shares of equivalent value, or in some combination, as determined by the administrator.

        Deferred Stock Units. The administrator may permit an award of restricted stock, performance shares, or performance units to be reflected by deferred stock units. Deferred stock units provide for the payment or settlement of an award in installments or on a deferred basis in accordance with rules and procedures established by the administrator. Payment for earned units may be in the form of cash, shares of equivalent value, or in some combination, as determined by the administrator.

        Limitations. No individual may be granted options or stock appreciation rights to purchase more than    shares in any fiscal year.

        Non-employee Director Grants. The 2004 Equity Incentive Plan provides for the automatic grant of nonstatutory stock options to our non-employee directors. Each non-employee director appointed to the board will receive an initial option to purchase 30,000 shares upon such appointment except for those directors who become non-employee directors by ceasing to be employee directors. Initial option grants shall vest as to 25% of the shares on the first anniversary of the date of grant and as to 1/48th of the shares each month thereafter, subject to the director continuing to serve as a director on each vesting date. In addition, non-employee directors who have been directors for at least six months will receive a subsequent option to purchase 12,000 shares on the date of each annual meeting of our stockholders. These subsequent option grants shall vest as to 1/12th of the shares each month following the date of grant, subject to the director continuing to serve as a director on each vesting date. All options granted under these automatic grant provisions have a term of ten years and an exercise price equal to the fair market value of our common stock on the date of grant.

        Transferability of Awards. Unless the administrator provides otherwise, our 2004 Equity Incentive Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

        Adjustments Upon Merger or Change in Control. Our 2004 Equity Incentive Plan provides that in the event of our merger or change in control, the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. If the successor corporation refuses to assume or substitute for outstanding awards, the administrator will provide notice to the recipient that he or she has the right to exercise options and stock appreciation rights as to all of the shares subject to his or her awards, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares, performance units, and deferred stock units will be deemed achieved, and all other terms and conditions met. The awards will terminate 15 days following notice by the administrator. In the event the service of a non-employee director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her awards will fully vest and all applicable restrictions will lapse.

        Amendment and Termination. The 2004 Equity Incentive Plan will automatically terminate in 2014, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2004 Equity Incentive Plan provided such action does not impair the rights of any participant.

2004 Employee Stock Purchase Plan

        Our 2004 Employee Stock Purchase Plan will become effective following the offering. Our board of directors adopted the 2004 Employee Stock Purchase Plan on June 24, 2004 and we believe our stockholders will approve the plan prior to the offering.

        Number of Shares Reserved for Issuance. A total of 1,000,000 shares of our common stock will be made available for sale under the 2004 Employee Stock Purchase Plan. In addition, the 2004 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance on the first day of each fiscal year, beginning in 2006 and ending in 2015, equal to the lesser of:

  •
  2.5% of the outstanding shares of our common stock on the first day of the fiscal year;

  •
  1,500,000 shares; or

  •
  such other amount as may be determined by our board of directors.

        Administration. Our board of directors or a committee of our board administers the 2004 Employee Stock Purchase Plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of the 2004 Employee Stock Purchase Plan and determine eligibility.

        Eligibility. All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock if such employee:

  •
  immediately after the grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

  •
  would have rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for any calendar year.

        Offering Periods. The 2004 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Code and provides for consecutive, overlapping 24-month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except that the first offering period will commence on the first trading day on or after the effective date of this offering and will end on the earlier of (1) the first trading day on or after November 1, 2007 and (2) 27 months after the offering period commences, and the second offering period will commence on the first trading day on or after May 1, 2006.

        Limitations. Our 2004 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation. Eligible compensation includes a participant's base salary, commissions, overtime and shift premiums but excludes incentive compensation, bonuses and other compensation paid directly to the employee. A participant may purchase a maximum of 1,500 shares on any purchase date.

        Purchase of Shares. Amounts deducted and accumulated by a participant are used to purchase shares of our common stock at the end of each six-month purchase period (the first purchase period will end on the first trading day on or after May 1, 2006). The purchase price is 85% of the lower of the fair market value of our common stock (1) at the beginning of an offering period, or (2) on the date the purchase period ends. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following the purchase of shares on the purchase date and automatically will be re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date, without interest. Participation ends automatically upon termination of employment with us.

        Transferability. A participant may not transfer rights granted under the 2004 Employee Stock Purchase Plan other than by will, the laws of descent and distribution, or as otherwise provided under the 2004 Employee Stock Purchase Plan.

        Adjustments Upon Change of Control. In the event of our change of control, a successor corporation may assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering periods then in progress will be shortened, and a new purchase date will be set. The administrator will notify each participant at least ten business days prior to the new purchase date, and participants may withdraw if they do not want to purchase shares on the new date.

        Amendment and Termination. The 2004 Employee Stock Purchase Plan automatically will terminate in 2024, unless we terminate it sooner. Our board of directors has the authority to amend or terminate our 2004 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2004 Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under the 2004 Employee Stock Purchase Plan.

401(k) Plan

        We maintain a 401(k) plan, which is intended to qualify under Section 401(k) of the Code. This plan allows each participant to contribute up to 60% of his or her eligible pre-tax compensation, up to a statutory limit, which is $14,000 in calendar year 2005. Under the plan, each employee is fully vested in his or her deferred salary contributions.

Indemnification of Directors and Executive Officers and Limitation of Liability

        As permitted by the Delaware General Corporation Law, we plan to adopt provisions in our certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; or

  •
  any transaction from which the director derived an improper personal benefit.

        The limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of the liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

        Our certificate of incorporation will allow us to indemnify our officers, directors and other agents to the full extent permitted by Delaware law. Our bylaws will permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether Delaware law would permit indemnification, and to provide indemnification in circumstances in which indemnification is otherwise discretionary under Delaware law. Our bylaws will specify circumstances in which indemnification for our directors and executive officers is mandatory and when we may be required to advance expenses before final disposition of any litigation.

        We intend to enter into indemnification agreements with each of our directors and officers that are, in some cases, broader than the specific indemnification provisions permitted by Delaware law, and that may provide additional procedural protection. The indemnification agreements require us, among other things, to:

  •
  indemnify officers and directors against certain liabilities that may arise because of their status as officers or directors;

  •
  advance expenses, as incurred, to officers and directors in connection with a legal proceeding, subject to limited exceptions; or

  •
  obtain directors' and officers' insurance.

        At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in clams for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Since January 1, 2001, we have not been a party to, and we have no plans to be a party to, any transaction or series of similar transactions in which the amount involved exceeded or will exceed $60,000 and in which any current director, executive officer, holder of more than 5% of our capital stock, or entities affiliated with them, had or will have a material interest, other than as described above in the section captioned "Management" and in the transactions described below.

Sale of Preferred Stock

        Since inception, we have issued and sold an aggregate of 182,822,451 shares of preferred stock in the following rounds of financing (excluding shares of preferred stock issued upon exercise of preferred stock warrants):

  •
  in May 1999, we sold 4,166,665 shares of series A preferred stock at a price of $0.30 per share;

  •
  in February 2000 and March 2000, we sold an aggregate of 8,146,260 shares of series B preferred stock at a price of $1.9726 per share;

  •
  in July 2001, September 2001, December 2001, February 2002 and July 2002, we sold an aggregate of 41,493,993 shares of series C preferred stock at a price of $0.8614 per share;

  •
  in January 2003 and February 2003, we sold an aggregate of 104,000,000 shares of series D preferred stock at a price of $0.3176 per share; and

  •
  in March 2004, April 2004 and May 2004, we sold an aggregate of 25,015,533 shares of series E preferred stock at a price of $0.6436 per share.

        Upon effectiveness of the registration statement, each share of series A, series B, series C, series D and series E preferred stock will convert into one share of common stock.

Transactions with Directors, Executive Officers and 5% Stockholders

        The following table summarizes purchases of our preferred stock since inception by our directors, executive officers and holders of more than 5% of our common stock (excluding shares of preferred stock issued upon exercise of preferred stock warrants):

	Shares of Preferred Stock
	Series A	Series B	Series C	Series D	Series E
Entities affiliated with Sequoia Capital (1)	1,666,667	3,707,290	5,973,564	21,153,948	3,589,559
Entities affiliated with Greylock Partners	—	2,737,504	3,042,278	15,743,065	2,444,080
Entities affiliated with Walden International (2)	—	—	8,490,379	18,891,688	3,109,439
Entities affiliated with TeleSoft Partners	1,250,000	1,159,382	2,781,474	15,743,073	2,414,464
Ridgewood Ikanos, LLC	—	—	7,398,761	9,445,844	1,912,830
Venkatesh Family Living Trust (3)	—	—	290,225	379,976	—
Anoop Khurana	—	—	—	75,588	—
Rouben Toumani	—	—	—	10,000	—

(footnotes continued on following page)

(1)
Michael L. Goguen, who is a member of our board of directors, is a Managing Member of SCFF Management, LLC, the general partner of Sequoia Capital Franchise Fund and Sequoia Capital Franchise Partners. Mr. Goguen is a Managing Member of SC VIII Management, LLC, the general partner of Sequoia Capital VIII, Sequoia International Technology Partners VIII and Sequoia International Technology Partners VIII(Q). Mr. Goguen has the authority to vote shares held by the Sequoia entities. Mr. Goguen disclaims beneficial ownership of all shares except to the extent of his individual pecuniary interest therein.

(2)
Danial Faizullabhoy, who is a member of our board of directors, is a Managing Director of Walden International, and shares voting and investment power with respect to the shares held by WIIG Communications Partners, L.P. and WIIG Communications Partners Associates Fund, L.P. with other members of the Investment Committee of WIIG Communications Management, LLC, which is a Manager of WIIG Communications Partners, L.P. and WIIG Communications Partners Associates Fund, L.P.

(3)
G. Venkatesh, who is a member of our board of directors, is affiliated with the Venkatesh Family Living Trust.

        In July 2001, we issued warrants to purchase an aggregate of 1,160,903 shares of our series C preferred stock to the following directors, executive officers or holders of more than 5% of our common stock (all of which were exercised in July 2004):

Holders	Shares Subject to Warrants
Entities affiliated with Sequoia Capital (1)	546,355
Entities affiliated with Greylock Partners (2)	278,251
TeleSoft Partners	278,251

(1)
Number of shares includes a warrant exercisable for 507,291 shares of our series C preferred stock issued to Sequoia Capital VIII, a warrant exercisable for 6,283 shares of our series C preferred stock issued to Sequoia International Technology Partners VIII, and a warrant exercisable for 32,781 shares of our series C preferred stock issued to Sequoia International Technology Partners VIII(Q).

(2)
Greylock X GP Limited Partnership was issued a warrant in the name of Greylock Partners exercisable for 278,251 shares of our series C preferred stock. In July 2004, entities affiliated with Greylock Partners exercised their warrant on a cashless basis, resulting in the purchase of 38,565 shares of our series C preferred stock.

        In March 2001 and June 2001, we issued to various investors convertible Series C promissory notes that converted into an aggregate of approximately 3,079,266 shares of series C preferred stock to funds affiliated with Sequoia Capital, 1,564,665 shares of series C preferred stock to funds affiliated with Greylock Partners, 290,983 shares of series C preferred stock to funds affiliated with Walden International, 1,562,784 shares of series C preferred stock to funds affiliated with TeleSoft Partners and 291,131 shares of series C preferred stock to Ridgewood Ikanos, LLC. In December 2002, we issued to various investors convertible Series D promissory notes that converted into an aggregate of approximately 4,755,529 shares of series D preferred stock to funds affiliated with Sequoia Capital, 1,585,176 shares of series D preferred stock to funds affiliated with Greylock Partners and 792,588 shares of series D preferred stock to funds affiliated with Walden International.

        The affiliates purchased the securities described above at the same prices and on the same terms and conditions as the unaffiliated investors in the private financings.

        In February 2000, simultaneous with the closing of the purchase of series B preferred stock, TeleSoft Partners IA, L.P., and TeleSoft Strategic Side Fund I, L.L.C. purchased a total of 328,118 shares of common stock at a purchase price of $0.30 per share.

        In November 2001, we granted an option exercisable for 160,000 shares of our common stock with an exercise price of $0.09 per share as partial compensation pursuant to a consulting agreement to Texan Ventures, LLC. Mr. Venkatesh, who is a member of our board of directors, is a Managing

Member of Texan Ventures, LLC. The consulting agreement with Texan Ventures, LLC is described in the section captioned "Management—Director Compensation."

        In August 2003, we granted options to each of Messrs. Gulett and Venkatesh exercisable for 2,040,000 shares of our common stock with an exercise price of $0.04 per share as consideration for their service as a member of our board of directors.

        In August 2004, we granted an option exercisable for 800,000 shares of our common stock with an exercise price of $0.40 per share to Mr. Hansen as consideration for his service as a member of our board of directors. In addition, in January 2005, we granted Mr. Hansen an additional option exercisable for 400,000 shares of our common stock with an exercise price of $0.32 per share.

Consulting Agreement

        We have a consulting agreement with Texan Ventures, LLC. Mr. Venkatesh, who is also a member of our board of directors, is a managing member of Texan Ventures, LLC. The consulting agreement with Texan Ventures, LLC is described in the section captioned "Management—Director Compensation."

Investor Rights Agreement and Registration Rights

        We have entered into an agreement with the purchasers of our preferred stock, and certain holders of warrants to purchase our capital stock, including entities with which certain of our directors are affiliated, that provides for certain rights relating to the registration of their shares of common stock issuable upon conversion of their preferred stock or other warrants. See "Description of Capital Stock—Registration Rights."

Stock Option Grants

        For more information regarding the grant of stock options to directors and executive officers, please see the sections captioned "Management—Director Compensation" and "Management—Executive Compensation."

        During the first quarter of 2005, we completed a stock option exchange program. The voluntary program allowed all of our U.S. employees, including our executive officers and all of our directors, to replace existing stock options with exercise prices greater than $0.32 per share for new options with the same terms, including vesting terms, as the replaced stock options, except that the exercise price for the new options was $0.32 per share (fair market value of our common stock on March 1, 2005 as determined by our board of directors) and the term of the new options was 7 years, instead of 10 years for the replaced options. The following executive officers and director participated in the stock option exchange program, and returned stock options for the number of shares of common stock listed below for an equal number of new stock options, as follows:

Name and Position	Number of Shares Underlying Stock Options Exchanged	Exercise Price For Stock Options Returned	Exercise Price For New Stock Options
Daniel K. Atler Chief Financial Officer	200,000	$0.67	$0.32
Derek Obata Vice President of Worldwide Sales	200,000	$0.67	$0.32
Anoop Khurana Vice President of Engineering	400,000	$0.67	$0.32
Yehoshua Rom Vice President of Operations	300,000	$0.67	$0.32
Rouben Toumani Vice President of Systems Engineering	600,000	$0.67	$0.32
Paul Hansen Director	800,000	$0.40	$0.32

Loans to Officer

        From September 2000 to December 2000, we provided two loans to Rouben Toumani, our Vice President of Systems Engineering, for the total principal amount of $88,000, at interest rates ranging from 5.87% to 6.20%. As of June 30, 2005, the aggregate amount outstanding under these loans was $49,622. These loans mature on September 13, 2005 and December 10, 2005. These loans were provided in connection with the early exercise of stock options.

Offer Letters

        We have entered into offer letters with our officers. See "Management—Employment Agreements and Change of Control Arrangements."

Indemnification and Insurance

        At the time of the offering, we will have entered into an indemnification agreement with each of our directors and executive officers and will have purchased directors' and officers' liability insurance. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See "Management—Indemnification of Directors and Executive Officers and Limitation of Liability."

PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of June 30, 2005, and as adjusted to reflect the sale of common stock offered by us in the offering, for

  •
  each person who we know beneficially owns more than 5% of our common stock;

  •
  each of our directors;

  •
  each named executive officer; and

  •
  all of our directors and officers as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all common stock shown to be held by them. The table below assumes the conversion of all outstanding preferred stock into common stock at the current one-to-one ratio. The number of shares of common stock outstanding, on an as-converted basis, used in calculating the percentage for each listed person or entity includes common stock underlying options or a warrant held by the person or entity that are exercisable within 60 days of June 30, 2005, but excludes common stock underlying options or warrants held by any other person or entity. Percentage of beneficial ownership is based on 208,285,436 shares of common stock outstanding as of June 30, 2005, after giving effect to the conversion of all outstanding preferred stock upon the effectiveness of the registration statement. The numbers shown in the table assume no exercise by the underwriters of their over-allotment option. Unless otherwise indicated, the principal address of each of the stockholders below is c/o Ikanos Communications, 47669 Fremont Boulevard, Fremont, CA 94538.

(footnotes continued on following pages)

	Shares beneficially owned prior to the offering
Name of beneficial owner
	Number	Percent
5% Shareholders:
Entities affiliated with Sequoia Capital (1)	36,637,383	17.6%
Entities affiliated with Walden International (2)	30,491,506	14.6
Entities affiliated with Greylock Partners (3)	24,005,492	11.5
Entities affiliated with Telesoft Partners (4)	24,204,762	11.6
Ridgewood Ikanos, LLC (5)	18,757,435	9.0
Named Executive Officers and Directors:
Rajesh Vashist (6)	10,953,000	5.1
Derek Obata	1,422,316	*
Lionel Bonnot (7)	1,420,000	*
Daniel K. Atler (8)	2,648,000	1.3
Rouben Toumani (9)	2,435,000	1.2
Danial Faizullabhoy (Walden) (2)	30,491,506	14.6
Michael L. Goguen (Sequoia) (1)	36,637,383	17.6
Michael Gulett (10)	2,040,000	1.0
Paul Hansen (11)	1,200,000	*
G. Venkatesh (12)	2,870,201	1.4
All executive officers and directors as a group (15 persons)	99,394,170	42.7

*
Represents beneficial ownership of less than 1% of our common stock

(1)
Principal address is 3000 Sand Hill Road, Bldg. 4, Suite 280, Menlo Park, CA 94025. Number of shares includes (a) 33,333 shares held by CMS Partners LLC, (b) 3,667 shares held by Sequoia 1997, (c) 321,408 shares held by Sequoia International Technology Partners VIII, (d) 1,676,911 shares held by Sequoia

  International Technology Partners VIII (Q), (e) 25,913,206 held by Sequoia Capital VIII, (f) 1,042,663 shares held by Sequoia Capital Franchise Partners, (g) 7,646,195 shares held by Sequoia Capital Franchise Fund. Michael L. Goguen, who is a member of our board of directors, is a Managing Member of SCFF Management, LLC, the general partner of Sequoia Capital Franchise Fund and Sequoia Capital Franchise Partners. Mr. Goguen is a Managing Member of SC VIII Management, LLC, the general partner of Sequoia Capital VIII, Sequoia International Technology Partners VIII and Sequoia International Technology Partners VIII(Q). Mr. Goguen disclaims beneficial ownership of the listed shares except to the extent of his pecuniary interest therein. Mr. Goguen has the authority to vote shares held by the Sequoia entities.

(2)
Principal address is One California Street, 28th Floor, San Francisco, CA 94111. Number of shares includes (a) 3,350,716 shares held by Pacven Walden Ventures IV, L.P., (b) 33,841 shares held by Pacven Walden Ventures IV Associates Fund, L.P., (c) 25,740,597 shares held by WIIG Communications Partners L.P. and (d) 1,366,352 shares held by WIIG Communications Partners Associates Fund, L.P. Danial Faizullabhoy, who is a member of our board of directors, is a Managing Director of Walden International, and shares voting and investment power with respect to the shares held by WIIG Communications Partners, L.P. and WIIG Communications Partners Associates Fund, L.P. with other members of the Investment Committee of WIIG Communications Management, LLC, which is a Manager of WIIG Communications Partners, L.P. and WIIG Communications Partners Associates Fund, L.P. Mr. Faizullabhoy disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3)
Principal address is 880 Winter Street, Waltham, MA 02451. Number of shares includes (a) 20,062,787 shares held by Greylock X Limited Partnership, (b) 1,542,161 shares held by Greylock X-A Limited Partnership, (c) 4,802 shares held by David B. Aronoff, (d) 108,024 shares held by Aneel Bhusri, (e) 156,037 shares held by Charles Chi and Renee van Dieen Community Property, (f) 420,096 shares held by Howard E. Cox, Jr., (g) 108,024 shares held by Charles M. Hazard, Jr., (h) 213,648 shares held by William W. Helman, (i) 213,648 shares held by William S. Kaiser, (j) 243,054 shares held by Mapache Investments L.P., (k) 101,146 shares held by McCance Family Limited Partnership, (l) 318,950 shares held by Henry F. McCance, (m) 81,018 shares held by David N. Strohm, (n) 108,024 shares held by David Sze and (o) 324,073 shares held by The Roger L. Evans Revocable Trust dated 12/16/99. Each person identified above disclaims beneficial ownership of aforementioned shares and shares held by Greylock X Limited Partnership and Greylock X-A Limited Partnership, except to the extent of his or her pecuniary interest therein.

(4)
Principal address is 1450 Fashion Island Blvd., Suite 610, San Mateo, CA 94404. Number of shares includes (a) 5,722,850 shares held by Telesoft Partners IA, L.P., (b) 516,572 shares held by Telesoft Partners II, L.P., (c) 7,589,221 shares held by Telesoft Partners II QP. L.P., (d) 31,486 shares held by Telesoft NP Employee Fund, L.L.C., (e) 10,270,258 shares held by Telesoft Partners II SBIC, L.P. and (f) 74,375 shares held by Telesoft Strategic Side Fund I, LLC. Arjun Gupta is the President of TeleSoft IA-GP, Inc., which is the General Partner of TeleSoft Partners IA, L.P. Arjun Gupta is the President of TeleSoft II SBIC-GP, Inc., which is the General Partner of TeleSoft Partners II SBIC, L.P. Arjun Gupta is the Executive Manager of TeleSoft Management II, L.L.C. which is the General Partner of TeleSoft Partners II, L.P. and TeleSoft Partners II QP, L.P. Allan Howard and Tom Dennedy are the Managers of TeleSoft NP Employee Fund, L.L.C. Arjun Gupta is the Executive Manager of the Manager of TeleSoft Strategic Side Fund I, L.L.C. Messrs. Gupta, Howard and Dennedy disclaim beneficial ownership of these shares except to the extent of their pecuniary interest in these entities. Mr. Gupta has voting and investment power with regard to the shares held by TeleSoft Partners IA, L.P., TeleSoft Partners II, L.P., TeleSoft Partners II QP, L.P., TeleSoft Partners II SBIC, L.P. and TeleSoft Strategic Side Fund I, L.L.C. Messrs. Howard and Dennedy share voting and investment power with regard to the shares held by TeleSoft NP Employee Fund, L.L.C.

(5)
Principal address is 947 Linwood Avenue, Ridgewood, NJ 07450. Ridgewood Ikanos, LLC is managed by Ridgewood Venture Management Corporation. The officers of Ridgewood Venture Management Corporation, Robert Swanson, Chairman, Robert Gold, President and Warren Majek, Vice President, are authorized to sign documents and make decisions for the management of Ridgewood Ikanos, LLC. Each of these managers disclaims beneficial ownership of these shares except to the extent of their pecuniary interest in the funds that are the owners of Ridgewood Ikanos, LLC.

(6)
Represents (a) 3,392,194 shares of common stock held by Mr. Vashist, (b) 50,000 shares held by Rajesh Vashist and Rohini Vashist, Trustees of Vashist Family Trust u/i dtd February 10, 2000, (c) 5,000 shares held by Rohini Vashist, Custodian for Mallika Vashist, a minor under CUTMA until age 21 and (d) options granted to

  Mr. Vashist to purchase 7,505,806 shares of common stock that are immediately exercisable, of which 1,316,130 shares underlying the options would remain subject to our repurchase right as of 60 days of June 30, 2005 upon termination of Mr. Vashist's employment.

(7)
Represents (a) 210,000 shares of common stock held by Mr. Bonnot, 17,500 shares of which are subject to our right of repurchase as of 60 days of June 30, 2005 and (b) options granted to Mr. Bonnot to purchase 1,210,000 shares of common stock that are immediately exercisable, of which 698,116 shares underlying the options would remain subject to our repurchase right as of 60 days of June 30, 2005 upon termination of Mr. Bonnot's employment.

(8)
Represents (a) 1,750,000 shares of common stock held by Mr. Atler, 628,000 shares of which are subject to our right of repurchase as of 60 days of June 30, 2005 and (b) options granted to Mr. Atler to purchase 898,000 shares of common stock that are immediately exercisable, of which 898,000 shares underlying the options would remain subject to our repurchase right as of 60 days of June 30, 2005 upon termination of Mr. Atler's employment.

(9)
Represents (a) 10,000 shares of series D preferred stock held by Mr. Toumani, (b) 1,390,000 shares held by Toumani Family 2000 Trust, none of which are subject to our right of repurchase as of 60 days of June 30, 2005 and (c) options granted to Mr. Toumani to purchase 1,035,000 shares of common stock that are immediately exercisable, of which 240,000 shares underlying the options would remain subject to our repurchase right as of 60 days of June 30, 2005 upon termination of Mr. Toumani's employment.

(10)
Represents options granted to Mr. Gulett to purchase 2,040,000 shares of common stock that are immediately exercisable, of which 1,020,000 shares underlying the options would remain subject to our repurchase right upon termination of Mr. Gulett's status as a member of the Board of Directors of Ikanos as of 60 days of June 30, 2005.

(11)
Represents options granted to Mr. Hansen to purchase 1,200,000 shares of our common stock that are immediately exercisable, of which 941,667 shares underlying the options would remain subject to our repurchase right upon termination of Mr. Hansen's status as a member of the Board of Directors of Ikanos as of 60 days of June 30, 2005.

(12)
Represents (a) 290,225 shares of series C preferred stock held by Venkatesh Family Living Trust, (b) 379,976 shares of series D preferred stock held by Venkatesh Family Living Trust, (c) 160,000 shares of common stock held by Texan Ventures LLC, of which Mr. Venkatesh is a Managing Member and (d) options granted to Mr. Venkatesh to purchase 2,040,000 shares of common stock that are immediately exercisable, of which 722,500 shares underlying the options would remain subject to our repurchase right as of 60 days of June 30, 2005 upon termination of Mr. Venkatesh's status as a member of the Board of Directors of Ikanos.

        Our right to repurchase shares identified in footnotes (6) through (10) above is calculated as of June 30, 2005 and subject to the provisions of applicable offer letters described in the section entitled "Offer Letters and Change of Control Agreements."

DESCRIPTION OF CAPITAL STOCK

        Upon the closing of the offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

        The following summary of provisions of our common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions our amended and restated certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part, and by the provisions of Delaware law.

Common Stock

        As of June 30, 2005, after giving effect to the conversion of all outstanding convertible preferred stock into shares of common stock, there were 208,285,436 shares of common stock outstanding held of record by approximately 280 stockholders. In addition, as of June 30, 2005, 36,211,694 shares of our common stock were subject to outstanding options. Upon completion of the offering, there will be                        shares of common stock outstanding, assuming (1) the exercise of warrants to purchase 542,836 shares of our preferred stock and the issuance of such shares (such warrants may be exercised on a cashless basis upon the election of the holders) and (2) no exercise of the underwriters' over-allotment option.

        The holders of common stock are entitled to one vote for each share held of record on all matters properly submitted to a vote of stockholders. Subject to preferences that may apply to any outstanding shares of convertible preferred stock, the holders of our common stock will receive ratably any dividends our board of directors declares out of funds legally available for that purpose. If we liquidate, dissolve or windup, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference of any of our outstanding convertible preferred stock. Holders of our common stock have no preemptive rights or rights to convert their common stock into any other securities or other subscription right. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued in the offering will be fully paid and non-assessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any shares of any series of preferred stock that we may designate in the future.

Preferred Stock

        After the completion of the offering, our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges of the preferred stock, including dividend rights, conversion rights, voting rights terms of redemption, liquidation preference, sinking fund terms and number of shares constituting any series or the designation of any series. The board of directors, without common stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of or make removal of management more difficult and/or impair the liquidation rights of our common stock. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock. Upon the effectiveness of the registration statement related to the offering, no shares of preferred stock will be outstanding, and we currently have no plans to issue any preferred stock.

Warrants

        As of June 30, 2005, warrants to purchase a total of 542,836 shares of our preferred stock were outstanding with exercise prices ranging from $0.6436 to $3.95 per share. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications, a merger and consolidations.

Registration Rights

        Upon completion of the offering, the holders of an aggregate of 183,743,668 shares of common stock issuable upon the conversion of all outstanding shares of our convertible preferred stock, plus 466,128 shares of common stock issuable upon the exercise of warrants to purchase our convertible preferred stock, and certain holders of            shares of our common stock are entitled to rights to cause their shares to be registered under the Securities Act. These registration rights are contained in our fourth amended and restated investors' rights agreement and in certain outstanding warrants, which incorporate the terms of the investor rights agreement. These registration rights include demand registration rights, piggyback registration rights exercisable in connection with any registration proposed by us, and Form S-3 registration rights, as described below. The registration rights under the investors' rights agreement will expire five years following the effectiveness of the registration statement, or for any particular stockholder with registration rights, at such time following the offering when all securities held by that stockholder subject to registration rights may be sold pursuant to Rule 144 under the Securities Act during any 90 day period. These registration rights are subject to conditions and limitations, including the right of the underwriters to limit the number of shares of our common stock included in the registration statement.

Demand Registration Rights

        At any time six months after the closing of the offering, and before the expiration of these registration rights, if requested by the holders of at least 30% of our then outstanding shares of common stock having registration rights under the investors' rights agreement, we will be required to register all or a portion of their shares. We are only required to effect two registrations in response to this demand registration right. Each demand registration right exercised must cover a sale of securities with a total aggregate public offering price, net of commissions, of more than $5.0 million. We may postpone the filing of any registration statement for up to 90 days once in any 12-month period if we determine that the filing would be detrimental to our stockholders and us. The underwriters of any underwritten offering have the right to limit the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights, subject to certain conditions. We must pay all expenses, except for underwriters' discounts and selling commissions, incurred in connection with these demand registration rights.

Piggyback Registration Rights

        If we register any securities for public sale, our stockholders with registration rights under the investors' rights agreement have the right to include their shares in the registration, subject to specified exceptions. The underwriters of any underwritten offering have the right to limit the number of shares registered by these stockholders, subject to certain limitations. We must pay all expenses, except for underwriters' discounts and selling commissions, incurred in connection with these piggyback registration rights.

Form S-3 Registration Rights

        If we are eligible to file a registration statement on Form S-3, each holder of our then outstanding shares of common stock having Form S-3 registration rights under the investors' rights agreement can request that we register their shares, provided that the total price of the shares of common stock offered to the public is at least $2.5 million and subject to other exceptions. We are not required to file a registration statement on Form S-3 if we have already effected two registrations on Form S-3 at the request of the holders of shares having these registration rights in the 12-month period prior to the holder's request. We may postpone the filing of a registration statement for up to 90 days once in any 12-month period if we determine that the filing would be detrimental to our stockholders and us and subject to certain additional limitations. We must pay all expenses, except for underwriters' discounts and selling commissions, incurred in connection with these Form S-3 registration rights.

Certain Provisions of our Certificate of Incorporation and Bylaws and Delaware Anti-Takeover Law

Certificate of Incorporation and Bylaws

        Certain provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of us by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of such proposals could result in an improvement of their terms.

        Our certificate of incorporation and bylaws include provisions that:

  •
  provide for our board of directors to be divided into three classes, with each director serving a three-year term and one class being elected at each annual meeting of stockholders;

  •
  allow the board of directors to issue, without further action by the stockholders, up to 5,000,000 shares of undesignated preferred stock;

  •
  require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

  •
  prohibit cumulative voting in the election of directors;

  •
  require that special meetings of our stockholders be called only by a majority of the board of directors, the chairman of the board, the chief executive officer or the president;

  •
  establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors; and

  •
  require that certain amendments to the certificate of incorporation and the bylaws require the approval of the holders of at least 66 2/3% of the voting power of all outstanding voting stock.

The Delaware General Corporation Law

        We will be subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

  •
  prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation, or an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of a corporation at any time within three years prior to the time of determination of interested stockholder status; and any entity or person affiliated with or controlling or controlled by such entity or person.

        These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board and to discourage certain types of transactions that may involve an actual or threatened change of control of us. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company. These provisions, however, could discourage potential acquisition proposals and could complicate, delay or prevent a change in control of us. They may also have the effect of preventing changes in our management. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging these proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Co.

Exchange Listing

        We have applied to have our common stock approved for quotation on the Nasdaq National Market under the trading symbol "IKAN." We have not applied to list our common stock on any other exchange or quotation system.

SHARES ELIGIBLE FOR FUTURE SALE

        Immediately prior to the offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of the common stock. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise capital in the future.

        Upon the effectiveness of the registration statement relating to the offering, we will have outstanding an aggregate of                        shares of common stock, assuming the issuance of                         shares of common stock. Of these outstanding shares, the shares sold by us in the offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The                        shares of common stock outstanding upon the effectiveness of the registration statement relating to the offering and held by existing stockholders will be "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for exemption under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below, or another exemption.

Lock-up Agreements

        We intend to obtain lock-up agreements from all of our officers, directors, and current employees and each stockholder of at least 1% of our capital stock under which they will agree not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days (subject to an extension of up to 18 days) after the date of this prospectus without the prior written consent of Citigroup Global Markets Inc., or Citigroup. The lock-up agreements permit transfers of shares of our common stock in limited circumstances, provided that the transferee agrees to be bound in writing by the provisions of the lock-up agreement.

        Citigroup, with the written consent of Lehman Brothers Inc., may release the shares subject to the lock-up agreements in whole or in part at anytime with or without notice. We have been advised by Citigroup that, when determining whether or not to release shares from the lock-up agreements, Citigroup will consider, among other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. Citigroup has advised us that they have no present intention to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

        As a result of these lock-up agreements and the rules of the Securities Act,                        restricted shares will be available for sale in the public market, subject to certain volume and other restrictions 180 days (subject to an extension of up to 18 days) after the date of this prospectus.

Rule 144

        In general, under Rule 144, as currently in effect, a person who owns shares that were acquired from us or an affiliate of ours at least one year prior to the proposed sale is entitled to sell upon expiration of the lock-up described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately            shares immediately after the offering; or

  •
  the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that our affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate of ours, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of the offering.

Rule 701

        In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other similar written agreement will be eligible to resell such shares 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration of Shares in Connection with Compensatory Benefit Plan

        Immediately after the completion of the offering, we intend to file a registration statement under the Securities Act covering shares of common stock issued or reserved for issuance under our stock option and employee stock purchase plans. This registration statement is expected to be filed and become effective as soon as practicable after the date of this prospectus. Accordingly, shares registered under this registration statement will, subject to vesting provisions and Rule 144 volume limitations, manner of sale, notice and public information requirements applicable to our affiliates, be available for sale in the open market immediately after the 180 day lock-up agreements expire.

Other Registration Rights

        Certain of our stockholders are parties to an agreement that obligates us to register their shares of our capital stock after this offering in specified circumstances. See "Description of Capital Stock—Registration Rights" for additional information.

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
TO NON-UNITED STATES HOLDERS

        The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock to a non-United States holder. For the purpose of this discussion, a non-United States holder is any holder that for United States federal income tax purposes is not a United States person. For purposes of this discussion, the term United States person means:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

  •
  an estate whose income is subject to United States federal income tax regardless of its source; or

  •
  a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a United States person.

        If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships should consult their tax advisors.

        This discussion assumes that non-United States holders will hold shares of our common stock issued pursuant to the offering as capital assets (generally, property held for investment). This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder's special tax status or special tax situations. United States expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, partnerships, "controlled foreign corporations," "passive foreign investment companies" and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Code and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-United States holder should consult a tax advisor regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

        We have not paid any dividends on our common stock and we do not plan to pay any dividends for the foreseeable future. However if we do pay dividends on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under United States federal income tax principles. To the extent dividends on our common stock exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder's basis, but not below zero, and then will be treated as gain from the sale of stock.

        Any dividend paid to a non-United States holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide us with an IRS Form W-8BEN or other appropriate version of Form W-8 certifying qualification for the reduced rate.

        A non-United States holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed with the Internal Revenue Service, or IRS.

        Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder are exempt from such withholding tax. In order to obtain this exemption, a non-United States holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits.

        In addition to the graduated tax described above, dividends received by corporate non-United States holders that are effectively connected with a United States trade or business of the corporate non-United States holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Gain on Disposition of Common Stock

        A non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with a United States trade or business of the non-United States holder (which gain, in the case of a corporate non-United States holder, must also be taken into account for branch profits tax purposes);

  •
  the non-United States holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

  •
  our common stock constitutes a United States real property interest in the event that we are a "United States real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock. We have determined that we are not and do not believe that we will become a "United States real property holding corporation" for United States federal income tax purposes.

U.S. Federal Estate Tax

        Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for United States federal estate tax purposes (unless an applicable estate tax treaty provides otherwise), and therefore may be subject to United States federal estate tax.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

        Payments of dividends or of proceeds on the disposition of stock made to a non-United States holder may be subject to backup withholding (currently at a rate of 28%) unless the non-United States holder establishes an exemption, for example by properly certifying its non-United States status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a United States person.

        Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS. The foregoing discussion of certain United States federal income and estate tax considerations is for general information only and is not tax advice. Accordingly, each prospective non-United States holder of shares of our common stock should consult his, her or its own tax adviser with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of shares of our common stock.

UNDERWRITING

        Citigroup Global Markets Inc. and Lehman Brothers Inc. are acting as joint book-running managers, and are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriters	Number of shares
Citigroup Global Markets Inc.
Lehman Brothers Inc.

Total

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $                      per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $                       per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with the offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

        We, our officers, directors and current employees and each stockholder of at least 1% of our capital stock have agreed that, for a period of 180 days (subject to an extension of up to 18 days) from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, provided that, we will be permitted to issue shares of our common stock with a market value of up to $25.0 million on the date of issuance in connection with bona fide acquisitions we might make. Citigroup, with the written consent of Lehman Brothers, may release any of the securities subject to these lock-up agreements at any time without notice.

        Each underwriter has represented, warranted and agreed that:

  •
  it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in the offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  •
  it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of any shares included in the offering in circumstances in which section 21(1) of the FSMA does not apply to us;

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

  •
  the offer in The Netherlands of the shares included in the offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

        Prior to the offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were indications of interest from selected potential investors, our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after the offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after the offering.

        We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol "IKAN."

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with the offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

Paid by Ikanos Communications
	No exercise	Full exercise
Per share	$	$
Total	$	$

        In connection with the offering, Citigroup on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We estimate that our total expenses of the offering will be approximately $                  .

        Based on the number of shares outstanding as of June 30, 2005, certain affiliates of Citigroup, through their investments in Walden International, indirectly own less than 1% of our common stock. The underwriters have performed corporate and investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of their business. The underwriters may also, from time to time, effect transactions for their own account or for the account of their customers in the ordinary course of business (including transactions in our securities and transactions to mitigate proprietary risk).

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus and certain other legal matters are being passed upon for us by our counsel, Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, P.C., own an interest representing less than 0.15% of the shares of our common stock.

EXPERTS

        The consolidated financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE CAN YOU FIND ADDITIONAL INFORMATION

        We have filed with the SEC under the Securities Act of 1933 a registration statement on Form S-1 relating to the common stock to be sold in the offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement, including the exhibits and schedules filed with the registration statements. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement. You may inspect a copy of the registration statement and the exhibits and schedules filed with the registration statement without charge at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from such offices at prescribed rates. You may also obtain information on the operation of the Public reference Room by calling the SEC at 1-800-SEC-0300. The Securities and Exchange Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including Ikanos, who file electronically with the SEC.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We maintain a web site at www.Ikanos.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 with the SEC, free of charge at our web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at this site.

 IKANOS COMMUNICATIONS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Ikanos Communications:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity (deficit) and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of Ikanos Communications and its subsidiaries at December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  PRICEWATERHOUSECOOPERS LLP

San Jose, California
July 18, 2005

IKANOS COMMUNICATIONS

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	December 31,			Pro Forma Stockholders' Equity at June 30, 2005
			June 30, 2005
	2003	2004
			(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$11,236	$25,428	$21,881
Accounts receivable—trade	1,242	127	4,060
Inventories	5,119	7,994	4,440
Prepaid expenses and other current assets	276	460	810

Total current assets	17,873	34,009	31,191
Property and equipment, net	2,711	5,813	5,377
Other assets	174	2,209	2,217

Total assets	$20,758	$42,031	$38,785

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$4,778	$8,199	$4,844
Accrued liabilities	3,181	6,189	6,974
Capital lease obligations, current portion	995	838	570
Notes payable, current portion	—	486	622

Total current liabilities	8,954	15,712	13,010
Capital lease obligations, net of current portion	840	355	159
Notes payable, net of current portion	—	1,016	1,082

Total liabilities	9,794	17,083	14,251

Contingencies and Commitments (Note 13)
Redeemable convertible preferred stock; no par value; 190,124,000 shares authorized, 157,806,918, 183,743,668 and 183,743,668 (unaudited) shares issued and outstanding at December 31, 2003, December 31, 2004 and June 30, 2005, respectively (Liquidation value of $86,092, $102,985 and $102,985 (unaudited) at December 31, 2003, December 31, 2004 and June 30, 2005, respectively. None issued and outstanding, pro forma (unaudited))	84,963	101,633	101,633	$—

Stockholders' equity (deficit):
Common stock: 247,450,000 shares authorized; no par value; 9,561,064, 21,745,868, 22,934,441 (unaudited) and 206,671,860 (unaudited) pro forma shares issued and outstanding at December 31, 2003, December 31, 2004, June 30, 2005 and June 30, 2005, respectively	10,923	16,133	21,831	123,464
Warrants	664	914	914	914
Notes receivable from stockholders	(242)	(137)	(98)	(98)
Deferred stock-based compensation	(4,481)	(4,255)	(6,241)	(6,241)
Accumulated other comprehensive loss	(8)	(21)	(46)	(46)
Accumulated deficit	(80,855)	(89,319)	(93,459)	(93,459)

Total stockholders' equity (deficit)	(73,999)	(76,685)	(77,099)	$24,534

Total liabilities, convertible preferred stock and stockholders' equity (deficit)	$20,758	$42,031	$38,785

The accompanying notes are an integral part of these financial statements.

IKANOS COMMUNICATIONS

CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Net revenue	$4,116	$29,045	$66,676	$30,191	$31,529
Costs and expenses:
Cost of revenue (1)	4,122	28,603	40,175	21,010	14,973
Research and development (1)	16,775	19,004	20,678	9,510	11,735
Selling, general and administrative (1)	3,662	5,687	9,423	4,339	5,437
Stock-based compensation	14	5,643	4,970	2,506	3,709

Total cost and expenses	24,573	58,937	75,246	37,365	35,854

Loss from operations	(20,457)	(29,892)	(8,570)	(7,174)	(4,325)
Interest income (expense), net	(6)	22	106	20	185

Net loss	$(20,463)	$(29,870)	$(8,464)	$(7,154)	$(4,140)

Basic and diluted net loss per share	$(3.00)	$(3.60)	$(0.47)	$(0.44)	$(0.19)
Weighted-average number of shares in calculating net loss per share:
Basic and diluted	6,827	8,301	18,185	16,362	22,178
Pro forma net loss per share (unaudited) (see Note 1)
Basic and diluted			$(0.04)		$(0.02)
Weighted-average number of shares used in calculating pro forma net loss per share (unaudited) (see Note 1):
Basic and diluted			196,371		205,922

(1)
Amounts exclude stock-based compensation as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Cost of revenue	$—	$74	$40	$22	$121
Research and development	—	2,415	1,054	470	1,659
Selling, general and administrative	14	3,154	3,876	2,014	1,929

	$14	$5,643	$4,970	$2,506	$3,709

The accompanying notes are an integral part of these financial statements.

IKANOS COMMUNICATIONS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)
(IN THOUSANDS)

	Redeemable Convertible Preferred Stock
			Common Stock			Notes Receivable from Stockholders		Accumulated Other Comprehensive Loss		Total Stockholders' Equity (Deficit)
							Deferred Stock-based Compensation		Accumulated Deficit		Comprehensive Loss
	Shares	Amount	Shares	Amount	Warrants
Balance at December 31, 2001	49,163	48,134	7,683	622	664	(194)	—	—	(30,522)	(29,430)
Net loss	—	—	—	—	—	—	—	—	(20,463)	(20,463)	$(20,463)

Stock based compensation	—	—	153	14	—	—	—	—	—	14
Issuance of common stock for stockholders' notes receivable	—	—	210	19	—	(19)	—	—	—	—
Issuance of Series C Redeemable Convertible Preferred Stock	4,644	3,940	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	173	32	—	—	—	—	—	32
Repurchase of common stock	—	—	(28)	(1)	—	—	—	—	—	(1)

Balance at December 31, 2002	53,807	$52,074	8,191	$686	$664	$(213)	$—	$—	$(50,985)	$(49,848)

The accompanying notes are an integral part of these financial statements.

IKANOS COMMUNICATIONS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)
(IN THOUSANDS) (CONTINUED)

	Redeemable Convertible Preferred Stock
			Common Stock			Notes Receivable from Stockholders		Accumulated Other Comprehensive Loss		Total Stockholders' Equity (Deficit)
							Deferred Stock-based Compensation		Accumulated Deficit		Comprehensive Loss
	Shares	Amount	Shares	Amount	Warrants
Balance at December 31, 2002	53,807	$52,074	8,191	$686	$664	$(213)	$—	$—	$(50,985)	$(49,848)
Net loss	—	—	—	—	—	—	—	—	(29,870)	(29,870)	$(29,870)
Currency translation adjustment	—	—	—	—	—	—	—	(8)	—	(8)	(8)

Comprehensive loss											$(29,878)

Deferred stock-based compensation	—	—	—	9,746	—	—	(9,746)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	5,265	—	—	5,265
Issuance of common stock for stockholders' notes receivable	—	—	318	29	—	(29)	—	—	—	—
Stock based compensation	—	—	66	378	—	—	—	—	—	378
Issuance of common stock upon exercise of stock options	—	—	986	84	—	—	—	—	—	84
Issuance of Series D Redeemable Convertible Preferred Stock, net of issuance costs	96,838	30,624	—	—	—	—	—	—	—	—
Conversion of notes payable into Series D Redeemable Convertible Preferred Stock	7,162	2,265	—	—	—	—	—	—	—	—

Balance at December 31, 2003	157,807	84,963	9,561	10,923	664	(242)	(4,481)	(8)	(80,855)	(73,999)
Net loss	—	—	—	—	—	—	—	—	(8,464)	(8,464)	$(8,464)
Cumulative translation adjustment	—	—	—	—	—	—	—	(13)	—	(13)	(13)

Comprehensive loss											$(8,477)

Deferred stock-based compensation	—	—	—	3,899	—	—	(3,899)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	4,298	—	—	4,298
Stock based compensation	—	—	547	636	—	—	(173)	—	—	463
Issuance of common stock for stockholders' notes receivable	—	—	119	11	—	(11)	—	—	—	—
Issuance of Series E Redeemable Convertible Preferred Stock, net of issuance costs	25,015	15,910	—	—	—	—	—	—	—	—
Issuance of warrants in connection with consultancy services	—	—	—	—	250	—	—	—	—	250
Issuance of Series C Redeemable Convertible Preferred Stock upon exercise of warrants	922	760	—	—	—	—	—	—	—	—
Repayment of stockholder's notes receivables	—	—	—	—	—	116	—	—	—	116
Issuance of common stock upon exercise of stock options	—	—	14,342	821	—	—	—	—	—	821
Repurchase of common stock			(83)	(45)	—	—	—	—	—	(45)
Common stock subject to repurchase	—	—	(2,740)	(112)	—	—	—	—	—	(112)

Balance at December 31, 2004	183,744	$101,633	21,746	$16,133	$914	$(137)	$(4,255)	$(21)	$(89,319)	$(76,685)

The accompanying notes are an integral part of these financial statements.

IKANOS COMMUNICATIONS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)
(IN THOUSANDS) (CONTINUED)

	Redeemable Convertible Preferred Stock					Notes Receivable from Stockholders
			Common Stock					Accumulated Other Comprehensive Loss		Total Stockholder's Equity (Deficit)
							Deferred Stock-based Compensation		Accumulated Deficit		Comprehensive Loss
	Shares	Amount	Shares	Amount	Warrants
Balance at December 31, 2004	183,744	101,633	21,746	16,133	914	(137)	(4,255)	(21)	(89,319)	(76,685)
Net loss (unaudited)									(4,140)	(4,140)	$(4,140)
Cumulative translation adjustment (unaudited)	—	—	—	—	—	—	—	(25)	—	(25)	(25)

Comprehensive loss (unaudited)											$(4,165)

Deferred stock-based compensation (unaudited)	—	—	—	5,414	—	—	(5,414)	—	—	—
Amortization of deferred stock-based compensation (unaudited)	—	—	—	—	—	—	3,442	—	—	3,442
Stock based compensation (unaudited)	—	—	129	239	—	—	(14)	—	—	225
Issuance of common stock for stockholders' notes receivable (unaudited)	—	—	10	1	—	(1)	—	—	—	—
Repayment of loans (unaudited)	—	—	—	—	—	40	—	—	—	40
Issuance of common stock upon exercise of stock options (unaudited)	—	—	404	20	—	—	—	—	—	20
Repurchase of common stock (unaudited)			(517)	(25)						(25)
Common stock subject to repurchase (unaudited)			1,162	49	—	—	—	—	—	49

Balance at June 30, 2005 (unaudited)	183,744	$101,633	22,934	$21,831	$914	$(98)	$(6,241)	$(46)	$(93,459)	$(77,099)

The accompanying notes are an integral part of these financial statements.

IKANOS COMMUNICATIONS

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Cash flows from operating activities
Net loss	$(20,463)	$(29,870)	$(8,464)	$(7,154)	$(4,140)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation of property and equipment	2,059	1,351	1,823	785	1,325
Loss on disposal of property and equipment	121	2	—	—
Stock-based compensation	—	5,643	4,970	2,506	3,709
Non-cash interest expense	—	11	—	—	—
Compensation expense from issuance of stock options/grants	14	—	—	—	—
Amortization of fair value of warrants	23	—	—	—	—
Changes in current assets and liabilities:
Accounts receivable	(948)	(294)	1,115	(1,582)	(3,933)
Inventories	(2,192)	(2,927)	(2,875)	(150)	3,554
Prepaid expenses and other current assets	(136)	245	(152)	(112)	(393)
Other assets	108	(52)	(2,045)	(745)	(26)
Accounts payable	2,014	2,435	3,421	(632)	(3,355)
Accrued liabilities	1,257	1,524	2,906	1,127	835

Net cash provided by (used in) operating activities	(18,143)	(21,932)	699	(5,957)	(2,424)

Cash flows from investing activities
Purchase of short-term investments	—	—	—	—	—
Sale of short-term investments	7,838	—	—	—	—
Purchases of property and equipment	(562)	(692)	(3,993)	(574)	(850)

Net cash provided by (used in) investing activities	7,276	(692)	(3,993)	(574)	(850)

Cash flows from financing activities
Proceeds from redeemable convertible preferred stock issuance, net	3,940	30,624	16,670	15,914	—
Repayment of notes receivable	—	—	115	115	40
Proceeds from exercise of stock options	32	84	821	681	20
Payments of obligations under capital lease	(273)	(968)	(1,574)	(773)	(503)
Proceeds from convertible promissory notes	2,250	—	—	—	—
Repurchase of common stock	(1)	—	(45)	—	(25)
Borrowings under notes payable	—	—	1,541	—	552
Payments on notes payable	(1,711)	(653)	(39)	—	(350)

Net cash provided by (used in) financing activities	4,237	29,087	17,489	15,937	(266)

Effect of exchange rate on cash and cash equivalents	—	(8)	(3)	(7)	(7)
Net increase (decrease) in cash and cash equivalents	(6,630)	6,455	14,192	9,399	(3,547)
Cash and cash equivalents, at beginning of period	11,411	4,781	11,236	11,236	25,428

Cash and cash equivalents, at end of period	$4,781	$11,236	$25,428	$20,635	$21,881

Supplemental disclosure of cash flow information
Cash paid for interest	$254	$197	$86	$40	$87
Supplemental disclosure of non-cash investing and financing activities:
Property and equipment acquired under capital leases	$89	$2,102	$932	$203	$39
Exercise of stock options by notes receivable	19	29	11	5	1
Conversion of note payable into preferred stock	—	2,265	—	—	—
Borrowings under notes payable	2,254	—	—	—	—

The accompanying notes are an integral part of these financial statements.

IKANOS COMMUNICATIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—IKANOS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company

        Ikanos Communications (the "Company"), was incorporated in the state of California on April 12, 1999. The Company provides highly programmable semiconductors that provide fiber-fast broadband access over existing telephone copper wires. The Company's chipsets integrate the analog, mixed-signal and digital signal processing functions onto a single chipset. The Company's fiscal year ends on the Sunday closest to December 31. Fiscal 2004 ended on January 2, 2005 and included 53 weeks. Fiscal 2003 and 2002 ended on December 28, 2003 and December 29, 2002, respectively, and each included 52 weeks. The Company's fiscal quarters end on the Sunday closest to the end of the applicable calendar quarter, except in a 53-week fiscal year, in which case the additional week falls into the fourth quarter of that fiscal year. For presentation purposes, the financial statements and notes have been presented as ending on the last day of the nearest calendar month.

        On June 25, 2004, the Company's Board of Directors filed a registration statement on Form S-1 to register shares of common stock.

Liquidity

        The Company has completed several rounds of private equity financing with its last round in May 2004 for proceeds of $14.0 million during March 2004, $2.0 million in April 2004 and $100,000 in May 2004. The Company has incurred losses from operations since its inception and has an accumulated deficit of $89.3 million as of December 31, 2004 and $93.4 million (unaudited) as of June 30, 2005. The Company experienced net losses of $29.9 million and $8.5 million for the years ended December 31, 2003 and 2004 respectively and $4.1 million net loss (unaudited) for the period ended June 30, 2005. The Company believes that its current cash and cash equivalents will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for the next twelve months. The Company's operating plans are based on and require that the Company continue to increase revenues and commence generating positive cash flows from operations. In addition, the Company plans to raise additional funds to finance future operations through an initial public offering. Failure to raise additional funds may adversely affect the Company's ability to achieve its intended business objectives. There can be no assurance that additional funds will be available or, if available, at terms that are acceptable to the Company.

Basis of Presentation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Foreign Currency Translation

        The functional currency of the Company's foreign subsidiaries is their foreign currency. Accordingly, assets and liabilities are translated at the current exchange rate at the end of each period reported, and revenues and expenses are remeasured at average exchange rates in effect during the period. Gains and losses from foreign currency translation are included as a separate component of stockholders' equity (deficit). Foreign currency transaction gains and losses, which have not been significant to date, are included as a component of interest and other income, net, in our consolidated statements of operations.

Unaudited pro forma stockholders' equity

        The unaudited pro forma information in the accompanying balance sheets assumes the conversion of the outstanding shares of convertible preferred stock into 183,743,668 shares of common stock, resulting from the completion of the initial public offering as if it had actually occurred on December 31, 2004. Common shares to be issued upon the completion of the initial public offering and the related estimated net proceeds are excluded from such pro forma information.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods.

Revenue Recognition

        The performance of our semiconductor products is reliant upon firmware. Accordingly, revenue from the sale of semiconductors is recognized in accordance with EITF 03-05 "Application of AICPA Statement of Position 97-2 to non-software deliverables in an arrangement containing more-than-incidental software."

        Revenue from sales of semiconductors is recognized upon shipment when persuasive evidence of an arrangement exists, the required firmware is delivered, legal title and risk of ownership has transferred, the price is fixed or determinable and collection of the resulting receivable is probable.

        In instances where semiconductors are shipped prior to the release of the related production level firmware, revenue is deferred as we have not established vendor-specific objective evidence of fair value for the undelivered firmware. Revenue related to these products is recognized when the firmware is delivered or otherwise made available to the customer.

        The Company records reductions to revenue for estimated product returns and pricing adjustments, such as competitive pricing programs and volume purchase incentives, in the same period that the related revenue is recorded. The amount of these reductions is based on historical sales returns, analysis of credit memo data, specific criteria included in volume purchase incentives agreements, and other factors known at the time.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with original maturities of three months or less on the date of purchase to be cash equivalents. As of December 31, 2003 and 2004, the Company held its cash and cash equivalents in a checking account, a money market account and an investment account with high credit quality financial institutions.

Fair Value of Financial Instruments

        The carrying amounts of certain of the Company's financial instruments including, cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities, approximate fair value due to the relatively short maturity periods. Based on the interest rates available to the Company for debt with comparable maturities, the carrying values of the Company's notes payable and obligations under capital leases approximate fair values.

Inventories

        Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first-out method and market represents the estimated net realizable value. The Company records inventory write-downs for estimated obsolescence of unmarketable inventory based upon assumptions about future demand and market conditions. Once inventory is written down, a new accounting basis is established and accordingly, it is not written back up in future periods. Additionally, the Company specifically reserves for lower of cost or market if pricing trends or forecasts indicate that the carrying value of inventory exceeds its estimated selling price.

Property and Equipment

        Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the term of the lease. Equipment held under capital lease is classified as a capital asset and amortized using the straight-line method over the term of the lease or the estimated useful life, whichever is shorter. All repairs and maintenance costs are expensed as incurred.

        The depreciation and amortization periods for property and equipment categories are as follows:

Software	2.5 to 3 years
Computer equipment	3 years
Lab equipment	3 to 4 years
Furniture and fixtures	4 years

Impairment of Long-lived Assets

        The Company evaluates the carrying amount of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses recoverability using undiscounted cash flows attributed to that asset. If an asset is impaired, it is written down to its estimated fair market value.

Software Development Costs

        Software development costs, including firmware, are included in research and development and are expensed as incurred. Software development costs are capitalized beginning when technological feasibility has been established and ending when a product is available for general release to customers. To date, the period between achieving technological feasibility and the issuing of such software has been short and software development costs qualifying for capitalization have been insignificant.

Research and Development

        Research and development costs consist primarily of compensation and related costs for personnel as well as costs related to patent prosecution, materials, supplies and equipment depreciation. All research and development costs are expensed as incurred.

Advertising costs

        Advertising costs are expensed as incurred. To date, advertising costs have been insignificant.

Concentration of Credit Risk

        Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash, cash equivalents and accounts receivable. Cash and cash equivalents are held with a limited number of financial institutions. Deposits held with these financial institutions may exceed the amount of insurance provided on such deposits. Management believes that the financial institutions that hold the Company's investments are financially credit worthy and, accordingly, minimal credit risk exists with respect to those investments.

        Credit risk with respect to accounts receivable is concentrated due to the number of large orders recorded in any particular reporting period. Three customers represented 49.7%, 12.0% and 11.8%, respectively, of accounts receivable at December 31, 2004. Two customers represented 67.2% and 24.0%, respectively, of accounts receivable at December 31, 2003. The Company reviews credit evaluations of its customers but does not require collateral or other security to support customer receivables. Three customers accounted for 44.9%, 26.7%, and 22.9% of net revenue for the year ended December 31, 2004. Three customers accounted for 43.3%, 26.1%, and 18.2% of net revenue for the year ended December 31, 2003.

Concentration of Other Risk

        The semiconductor industry is characterized by rapid technological change, competitive pricing pressures, and cyclical market patterns. The Company's results of operations are affected by a wide variety of factors, including general economic conditions, both at home and abroad; economic conditions specific to the semiconductor industry; demand for the Company's products; the timely introduction of new products; implementation of new manufacturing technologies; manufacturing capacity; the availability of materials and supplies; competition; the ability to safeguard patents and intellectual property in a rapidly evolving market; and reliance on assembly and wafer fabrication subcontractors and on independent distributors and sales representatives. As a result, the Company may experience substantial period-to-period fluctuations in future periods due to the factors mentioned above or other factors.

Warranty

        We generally warrant our products against defects in materials and workmanship and non-conformance to our specifications for varying lengths of time, generally one year. If there is a material increase in customer claims compared with historical experience, or if costs of servicing warranty claims are greater than expected, the Company may record a charge against cost of revenue.

Comprehensive Income (Loss)

        Comprehensive loss is defined as the change in equity of a business during a period from transactions and other events and circumstances from non-owner sources. The difference between the Company's net loss and its total comprehensive loss for the years ended December 31, 2002, 2003 and 2004 was not material and related primarily to foreign currency translation.

Stock-based Compensation

        The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and Financial Accounting Standards Board Interpretation ("FIN") No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation. Under APB Opinion No. 25, compensation cost is recognized based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock. SFAS No. 123 defines a "fair value" based method of accounting for an employee stock option or similar equity investment. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services and complies with the disclosure provisions of SFAS 148, Accounting for Stock-Based Compensation—an Amendment of SFAS 123. The Company amortizes deferred stock-based compensation on the graded vesting method over the vesting periods of the stock options, generally four years. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in accelerated vesting as compared to the straight-line method. Had compensation cost for the Company's stock compensation plans been determined based on the fair value at the grant dates, as prescribed in SFAS 123, the Company's net loss would have been increased to the pro forma amounts indicated below (in thousands, except per share data):

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
Net loss as reported:	$(20,463)	$(29,870)	$(8,464)	$(7,154)	$(4,140)
Add: Stock-based compensation expense included in net loss, net		5,511	4,447	2,345	3,448
Deduct: Employee stock-based compensation expense determined under the fair value method, net	(71)	(5,539)	(4,882)	(2,402)	(2,730)

Pro forma net loss	(20,534)	(29,898)	(8,899)	(7,221)	(3,422)

Pro forma net loss per share
Basic and diluted	$(3.01)	$(3.60)	$(0.49)	$(0.44)	$(0.16)

Net loss per share
Basic and diluted	$(3.00)	$(3.60)	$(0.47)	$(0.44)	$(0.19)

        The weighted average fair value of the stock options granted during the years ended December 31, 2002, 2003 and 2004 and for the six months ended June 30, 2004 (unaudited) and June 30, 2005 (unaudited) was approximately $0.02, $0.34, $0.59, $0.31 and $0.59 per share.

        Through June 25, 2004, the date of the Company's initial filing with the Securities and Exchange Commission ("SEC") related to its proposed initial public offering, the Company used the minimum value method to estimate the fair value of options granted to employees. Options granted subsequent to June 25, 2004 were valued using the Black-Scholes valuation model using estimated volatility of 90%. The fair value of the Company's stock-based awards to employees was estimated using the following weighted-average assumptions:

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Dividend yield	0%	0%	0%	0%	0%
Expected life (years)	4.3 years	3.0 years	4.2 years	3.8 years	4.0 years
Expected annualized volatility	0.0%	0.0%	45%	0.0%	90%
Risk-free interest rate	3.8%	1.9%	3.1%	2.6%	3.9%

        During the twelve month period ended December 31, 2004 and the six months ended June 30, 2005 (unaudited), the Company granted options with exercise prices as follows:

Date of Grant	Number of options granted (in thousands)	Weighted Average Exercise Price	Weighted Average Fair Value of common stock per share	Intrinsic Value per share
Three months ended
March 31, 2004 (unaudited)	3,551	0.04	0.60	0.56
June 30, 2004 (unaudited)	6,784	0.65	0.74	0.09
September 30, 2004 (unaudited)	1,703	0.51	0.75	0.24
December 31, 2004	2,660	0.35	0.75	0.40
March 31, 2005 (unaudited)	11,766	0.32	0.75	0.43
June 30, 2005 (unaudited)	215	0.32	0.95	0.63

        The intrinsic value per share is being recorded as compensation expense over the applicable vesting period, using the graded vesting method.

        The fair value of common stock was determined retrospectively. Management did not obtain independent valuations prior to March 31, 2004 because at the time of the grants, the Company wanted to use its limited resources primarily for its operating costs.

Net loss per share

        Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Basic net loss per share excludes the dilutive effect of stock options, warrants and unvested common shares as these shares are contingently issuable. Diluted net loss per share was the same as basic net loss per share for all periods presented since the effect of any potentially dilutive securities is excluded, as they are anti-dilutive due to the Company's net losses.

        The following table sets forth the computation of basic and diluted net loss per common share (in thousands, except per share data):

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Numerator:
Net loss	$(20,463)	$(29,870)	$(8,464)	$(7,154)	$(4,140)

Denominator:
Weighted-average common shares outstanding	7,925	8,631	21,395	20,912	23,600
Less: Unvested common shares subject to repurchase	(1,098)	(330)	(3,210)	(4,550)	(1,828)

Total shares, basic	6,827	8,301	18,185	16,362	21,772

Net loss per common share:
Basic and diluted	$(3.00)	$(3.60)	$(0.47)	$(0.44)	$(0.19)

        The potential shares, which are excluded from the determination of basic and diluted net loss per share as their effect is anti-dilutive, are as follows (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Weighted-average redeemable convertible preferred stock	52,789	148,750	178,186	172,508	183,744
Warrants to purchase convertible preferred stock (assuming conversion)	1,238	1,238	543	1,704	543
Options to purchase common stock	7,909	33,784	33,501	30,192	36,212

Income taxes

        The Company accounts for income taxes under the liability method, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

IKANOS COMMUNICATIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recent Accounting Pronouncements

        In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. The Company is required to adopt SFAS No. 154 for accounting changes and error corrections in 2007. The Company's results of operations and financial condition will only be impacted by SFAS No. 154 if it implements changes in accounting principle that are addressed by the standard or corrects accounting errors in future periods.

        In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," which replaces SFAS No. 123 and supersedes APB Opinion No. 25. Under SFAS No. 123(R), companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share-based compensation arrangements include stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. Public companies will be required to apply SFAS No. 123(R) as of the first interim or annual reporting period beginning after June 15, 2005. The Company expects to adopt SFAS No. 123(R) in the third quarter of fiscal 2005. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods. The Company is currently evaluating which method to adopt.

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—an Amendment of APB Opinion No. 29," which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company is currently evaluating SFAS No. 153 and does not expect the adoption will have a material impact on its results of operations or financial condition.

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—an Amendment of ARB No. 43, Chapter 4," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred in fiscal years beginning after June 15, 2005. The Company is currently evaluating SFAS No. 151 and does not expect the adoption will have a material impact on its results of operations or financial condition.

NOTE 2—RELATED PARTY TRANSACTIONS:

        At December 31, 2004, the Company held full recourse notes receivable from five employees with a total balance of $137,000. The interest rates on these notes range from 4.8% to 6.2% per annum. The terms of the notes range from 4 to 5 years. At December 31, 2003, the Company held full recourse notes receivable from eight employees with a total balance of $256,000.

        The Company has a consulting agreement with Texan Ventures, LLC entered into on November 7, 2001. G. Venkatesh, who is also a member of the Company's board of directors, is the Managing Member of Texan Ventures, LLC. Under the consulting agreement, Texan Ventures, LLC is entitled to $3,000 per month and reimbursement for reasonable expenses, and an option grant of 160,000 shares that vested monthly over a period of 12 months commencing on November 7, 2001. The Company paid Texan Ventures, LLC $72,000 in 2002, $57,000 in 2003, $36,000 in 2004 and $21,000 in six months ended June 30, 2005 (unaudited) for consulting services. The Company also paid $39,000 to another director during 2003 for consulting services.

NOTE 3—BALANCE SHEET COMPONENTS:

	December 31,
			June 30, 2005
	2003	2004
	(in thousands)
			(unaudited)
Inventory:
Finished goods	$2,751	$4,623	$1,963
Work-in-process	1,988	3,231	1,930
Purchased parts and raw materials	380	140	547

	$5,119	$7,994	$4,440

	December 31,
	2003	2004
	(in thousands)
Property and equipment, net:
Software	$6,213	$8,104
Computer equipment	1,659	2,116
Lab equipment	1,275	3,408
Furniture and fixtures	241	351
Leasehold improvements	63	258
Work in progress	—	137

	9,451	14,374
Less: accumulated depreciation and amortization	(6,740)	(8,561)

	$2,711	$5,813

        Depreciation expense for property and equipment was $2,059,000, $1,351,000 and $1,823,000 for the years ended December 31, 2002, 2003 and 2004, respectively. Included in property and equipment are assets acquired under capital lease obligations with an original cost of approximately $755,000, $2,102,000 and $3,308,000 and as of December 31, 2002, 2003 and 2004, respectively. Related accumulated depreciation and amortization of these assets was approximately $727,000, $1,096,000 and $2,035,000 as of December 31, 2002, 2003 and 2004, respectively.

	December 31,
	2003	2004
	(in thousands)
Accrued liabilities:
Warranty accrual	$126	$1,084
Accrued consulting	222	309
Accrued royalty	308	278
Accrued professional expenses	90	505
Accrued bonus and commission	658	840
Accrued vacation	581	922
Accrual for adverse purchase commitments	283	458
Other accrued liabilities	913	1,793

	$3,181	$6,189

        The following table summarizes the activity related to the product warranty liability, which was included in accrued liabilities in the Company's consolidated balance sheets, at December 31, 2003 and 2004 (in thousands):

Warranty accrual at December 31, 2002	$70
Accrual for warranties during the year	70
Settlements made during the year	(14)

Warranty accrual at December 31, 2003	126
Accruals for warranties during the period	1,340
Settlements made during the period	(382)

Warranty accrual at December 31, 2004	$1,084
Accrual for warranties during the period (unaudited)	638
Settlements made during the period (unaudited)	(86)

Warranty accrual at June 30, 2005 (unaudited)	$1,636

NOTE 4—INTEREST INCOME (EXPENSE), NET

        Interest and other income (expense), net included the following (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Interest income	$271	$220	$230	$69	$256
Interest expense	(277)	(198)	(124)	(49)	(71)

Interest income (expense), net	$(6)	$22	$106	$20	$185

NOTE 5—REDEEMABLE CONVERTIBLE PREFERRED STOCK:

        At December 31, 2004, the Company had authorized 190,124,000 shares of preferred stock of which 183,743,668 shares have been issued in series, designated as follows (in thousands, except issue price):

Series	Date of Issuance	Original Issue Price	Shares Authorized	Shares Outstanding	Liquidation Amount	Proceeds Net of Issuance Costs
A	May 1999	$0.3000	4,167	4,167	$1,250	$1,198
B	February 2000 - March 2000	1.9726	8,223	8,146	16,069	16,024
C	July 2001 - July 2002	0.8614	45,300	41,494	35,743	34,852

	Balance at December 31, 2002		57,690	53,807	53,062	52,074
D	January 2003 - February 2003	0.3176	104,000	104,000	33,030	32,889

	Balance at December 31, 2003		161,690	157,807	86,092	84,963
E	March 2004 - May 2004	0.6436	28,434	25,015	16,100	15,910
C	July 2004	0.8614	—	922	793	760

	Balance at December 31, 2004 and June 30, 2005 (unaudited)		190,124	183,744	102,985	$101,633

        Significant rights and preferences of Series A redeemable convertible preferred stock ("Series A"), Series B redeemable convertible preferred stock ("Series B"), Series C redeemable convertible preferred stock ("Series C"), Series D redeemable convertible preferred stock ("Series D") and Series E redeemable convertible preferred stock ("Series E") are as follows:

Conversion

        Each share of Series A, B, C, D and E shall be convertible into such number of fully paid and non assessable shares of common stock as is determined by dividing $0.30, $1.9726, $0.8614, $0.3176 and $0.6436, respectively, by the Series A, B, C, D and E conversion price. The conversion rate is currently one to one, but shall be subject to adjustment in the event of stock splits, stock dividends or other distributions on outstanding common stock.

        Each share of Series A, B, C, D and E shall automatically be converted into shares of common stock at the applicable conversion price immediately upon the effectiveness of a registration statement under the Securities Act of 1933, provided that the aggregate gross proceeds thereof are not less than $25,000,000 and provided further that the price per share in such offering is at least $5.00. Automatic conversion provisions shall also apply upon approval of such conversion by written consent of the holders of two thirds of the outstanding shares of preferred stock. However, the written consent would not be required for Series E preferred stock.

Voting

        The holder of each share of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock can be converted.

Dividends

        The holder of each share of preferred stock shall be entitled to receive dividends out of funds legally available when and if declared by the Board of Directors, provided that the holders of Series A, B, C, D and E shall be entitled to receive a non cumulative preferential dividend of $0.024, $0.158, $0.069, $0.025 and $0.0515, respectively, per fiscal year for each share of Series A, B, C, D and E. These preferential dividends shall be paid ratably in proportion and in preference and prior to any dividends paid to the common stock. Such preferential dividends shall be non cumulative, and no right shall accrue to the preferred stock holders if dividends are not declared in any period. So long as any shares of preferred stock remain outstanding, the Company shall not, without the approval of a majority and two thirds of the outstanding shares of Preferred Stock voting as a single class, amend preferences, declare or pay dividends, create any new class or series of shares having preferences over or being on a parity with the preferred stock or merge or sell the assets of the Company.

Liquidation

        In the event of any liquidation, the holders of Series A, B, C, D and E shall be entitled to receive a liquidation preference of $0.30, $1.9726, $0.8614, $0.3176 and $0.6436 per share, respectively, plus any declared but unpaid dividends thereon. If the assets of the Company are insufficient to permit payment of the full liquidation preference, then all of the assets shall be distributed ratably in proportion to the full Series A, B, C, D and E liquidation preference that such holders would otherwise be entitled to receive.

Redemption

        In the event of a merger, acquisition or sale of assets where the beneficial ownership of the Company would change more than 50.0%, the preferred stock holders are entitled to redemption rights equal to liquidation rights.

NOTE 6—COMMON STOCK:

        As of December 31, 2004, the Company has reserved the following shares of common stock for future issuance (in thousands):

Conversion of preferred stock	183,744
1999 stock plan	36,212
Series B warrants	77
Series E warrants	466

220,499

NOTE 7—STOCK OPTION PLAN:

1999 Stock Option Plan

        On September 24, 1999, the Company adopted the 1999 Stock Plan (the "Plan") under which 58,602,000 shares of the Company's common stock have been reserved for issuance to employees, directors and consultants. Options granted under the Plan may be incentive stock options or nonstatutory stock options. Incentive stock options may only be granted to employees. Options to purchase shares of the Company's common stock are granted at a price equal to the fair market value of the stock at the date of grant, as determined by the Board of Directors. Options generally vest at a rate of 25.0% on the first anniversary of the grant date and 1/48 per month thereafter. Generally, options terminate ten years after the date of grant. Incentive stock options granted to employees who own more than ten percent of the total combined voting power of all classes of stock of the Company terminate five years from the date of the grant. Should an employee subsequently leave, the Company has the right to repurchase the shares that had not vested at the departure date.

2004 Equity Incentive Plan

        On June 24, 2004, the Company adopted the 2004 Equity Incentive Plan, (the "2004 Plan"), subject to the closing of their initial public offering. The 2004 Plan allows for the issuance of incentive and nonqualified stock options, restricted stock, stock appreciation rights, deferred stock units, performance units and performance shares to the Company's employees, directors and consultants.

2004 Employee Stock Purchase Plan

        On June 24, 2004, the Company adopted the 2004 Employee Stock Purchase Plan, (the "ESPP"), subject to the closing of their initial public offering. A total of 1,000,000 shares of the Company's common stock will be made available for sale under the ESPP. All of the Company's employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than 5 months in any calendar year. The Company's 2004 ESPP is intended to qualify under Section 423 of the Internal Revenue Code and provides for consecutive, overlapping 24-month offering periods. Each offering period includes four 6-month purchase periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except that the first offering period will commence on the first trading day on or after the effective date of this offering and will end on the earlier of (1) the first trading day on or after November 1, 2006 and (2) twenty-seven months after the offering period commences, and the second offering period will commence on the first trading day on or after May 1, 2005.

        A summary of the activity under the Plan and Stand-Alone Stock Option Agreements is as follows (in thousands, except per share amounts):

	Options Available for Future Issuance	Outstanding Shares	Weighted Average Exercise Price
Balances, December 31, 2001	1,246	8,021	0.15
Granted	(1,122)	1,122	0.09
Unvested shares repurchased	28	—	0.03
Exercised	—	(860)	0.11
Canceled	374	(374)	0.23

Balances, December 31, 2002	526	7,909	0.15
Authorized	28,522	—	—
Granted	(31,427)	31,427	0.04
Exercised	—	(986)	0.09
Canceled	4,566	(4,566)	0.06

Balances, December 31, 2003	2,187	33,784	0.06
Authorized	17,000	—	—
Granted	(14,847)	14,847	0.44
Unvested shares repurchased	65	—	0.67
Exercised	—	(14,342)	0.06
Canceled	788	(788)	0.18

Balances, December 31, 2004	5,193	33,501	0.23
Authorized (unaudited)	—	—	—
Granted (unaudited)	(11,981)	11,981	0.32
Unvested shares repurchased (unaudited)	517	—	0.05
Exercised (unaudited)		(404)	0.05
Canceled (unaudited)	8,866	(8,866)	0.61

Balances, June 30, 2005 (unaudited)	2,595	36,212	0.16

        Option grants outstanding as of December 31, 2004 and the related weighted average price and contractual life information are as follows (shares in thousands):

	Options Outstanding
Weighted Average Exercise Price	Options at December 31, 2004	Weighted Average Remaining Contractual Life (Years)	Options Vested at December 31, 2004
$0.03	85	5.02	85
0.04	18,271	8.67	8,321
0.09	3,183	6.87	2,536
0.30	505	5.53	505
0.32	1,935	9.93	—
0.40	2,435	9.57	83
0.50	434	5.94	429
0.67	6,127	9.42	105
0.75	53	9.41	—
1.00	473	9.49	25

	33,501		12,089

        As of December 31, 2003 and 2004, options to purchase 19,529,853 and 33,489,823 shares respectively were exercisable.

        Option grants outstanding as of June 30, 2005 (unaudited) and the related weighted average price and contractual life information are as follows (shares in thousands):

	Options Outstanding
Weighted Average Exercise Price	Options at June 30, 2005 (unaudited)	Weighted Average Remaining Contractual Life (Years)	Options Vested at June 30, 2005 (unaudited)
$0.03	85	4.53	85
0.04	17,847	8.17	11,163
0.09	3,122	6.36	2,971
0.30	455	5.03	455
0.32	13,528	8.00	1,898
0.40	1,035	9.14	55
0.50	25	5.48	25
0.67	90	8.91	20
1.00	25	8.99	25

	36,212		16,697

        As of June 30, 2005, options to purchase 36,207,860 shares (unaudited) were exercisable.

        In addition to the above, in connection with options granted to employees to purchase common stock, the Company recorded deferred stock compensation of $9.7 million and $3.9 million for the years ended December 31, 2003 and 2004, respectively. Such amounts represent, for employee stock options, the difference between the exercise price and the deemed fair market value of the Company's common stock at the date of grant. The deferred charges for employee options are being amortized to expense over the vesting period, using a multiple option valuation approach, an accelerated basis in accordance with FASB Interpretation No. 28. Net stock-based compensation expense was $5.3 million and $4.3 million for the year ended December 31, 2003 and 2004, respectively.

Deferred Stock Compensation Expense (unaudited)

        During the first quarter of fiscal 2005, the Company completed an employee stock option exchange program. The voluntary program allowed eligible employees, consultants and directors, to return to the Company existing options with an exercise price greater than $0.32 per share and exchange them for new options that were granted on March 1, 2005. Participants in the exchange program exchanged options to purchase 7,596,500 shares of common stock with average exercise price of $0.63 per share for options to purchase 7,596,500 shares of common stock with an exercise price of $0.32 per share.The new option grants have a vesting period identical to the exchanged options and carry an exercise price of $0.32, the fair market value of the options on March 1, 2005 as determined by the Board of Directors.

        Under the intrinsic value method, used for reporting purposes, the modification of these options is treated as an exchange of the original award for a new award and the resulting expense is recorded as stock-based compensation expense. As a result of the modification to the exercise price of the stock options, the replacement options are accounted for as variable from the date of modification until the option is either exercised, forfeited, canceled or expired. In connection with the exchange program, the Company recorded an aggregate of $1.4 million in deferred stock-based compensation expense during the six months ended June 30, 2005.

NOTE 8—EMPLOYEE BENEFIT PLAN:

        The Company has a retirement savings plan (the "Savings Plan") which qualifies as a deferred savings plan under section 401(k) of the Internal Revenue Code. All employees are eligible to participate in the Savings Plan and allowed to contribute up to 60.0% of the total compensation, not to exceed the maximum amount allowed by the applicable statutory prescribed limit. The Company is not required to contribute, nor has it contributed, to the Savings Plan for any of the periods presented.

NOTE 9—INCOME TAXES:

        The temporary differences that give rise to significant components of the net deferred tax assets are as follows (in thousands):

	December 31,
	2003	2004
Deferred tax assets:
Net operating loss carryforwards	$27,071	$26,997
Depreciation and amortization	2,622	2,359
Research and development credits	4,228	5,640
Accruals and other	649	1,563

	34,570	36,559
Valuation allowance	(34,570)	(36,559)

	$—	$—

        At December 31, 2004, the Company had approximately $72.9 million and $38.9 million of federal and state net operating loss carryforwards, respectively, available to reduce future taxable income which will begin to expire in 2019 for federal and 2009 for state tax purposes, respectively. The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in the case of an "ownership change" of a corporation. An ownership change, as defined, may restrict utilization of tax attribute carryforwards. The Company experienced two such ownership changes in May 1999 and in July 2001. The first ownership change limited approximately $93.1 thousand of federal net operating losses and credits to an annual utilization of approximately $31.8 thousand for each of the 3 years following May 1999. The second ownership change limited approximately $21 million of federal net operating losses and credits to an annual utilization of approximately $2.1 million for each of the 19 years following July 2001.

        Similarly, the first ownership change limited approximately $116 thousand of California net operating losses and credits to an annual utilization of approximately $31.8 thousand for each of the 4 years following May 1999. The second ownership change limited approximately $26.2 million of California net operating losses and credits to an annual utilization of approximately $2.1 million for each of the 18 years following July 2001. Due to the ownership change, approximately $6.7 million of California net operating losses and credits will expire unutilized.

        At December 31, 2004, the Company has research and development tax credits of approximately $3.1 million and $3.4 million for federal and state income tax purposes, respectively. If not utilized, the federal carryforward will expire in various amounts beginning 2019. The California credit can be carried forward indefinitely.

        Based on the available objective evidence, management believes it is more likely than not that the net deferred tax assets will not be fully realized. Accordingly, the Company has provided a full valuation allowance against its net deferred tax assets at December 31, 2004 and 2003.

NOTE 10—BORROWINGS:

        On October 21, 2004, the Company entered into a loan agreement with Silicon Valley Bank that provides the Company the ability to finance up to $5,000,000 of working capital requirements (subject to certain limitations) and $2,000,000 of equipment purchases. Borrowings under the agreement are capitalized by a first priority lien on substantially all of the assets of the Company, excluding intellectual property. The agreement contains financial covenants related to liquidity and profitability as well as other nonfinancial covenants. We were not in compliance with the minimum profitability financial covenant during the quarter ended March 31, 2005. However, Silicon Valley Bank agreed to forebear its rights to call the equipment financing facility as a result of the non-compliance. This forebearance does not extend to any future non-compliance with covenants. Interest on borrowings under the working capital line is payable monthly and is calculated at Silicon Valley Bank's prime rate of 4.0% plus 0.50% percentage points as of December 31, 2004, interest rates ranged from 6% to 9.25%. Borrowings under the working capital line are due in October 21, 2006, or earlier as required by borrowing limits defined in the agreement. Principal and interest is payable monthly for borrowings related to equipment purchases. In November 2004 and February 2005, the Company drew down approximately $1.5 million and $550,000 respectively under this loan and security agreement.

        In December 2002, the Company issued $2,250,000 in convertible subordinated promissory notes. The notes bear interest at an annual rate of 6.0%. Upon the issuance of the Series D convertible preferred stock in February 2003, the notes and accrued interest of $2,265,000 automatically converted into Series D convertible preferred stock.

        Capital lease obligations were as follows (in thousands):

	December 31,
			June 30, 2005 (unaudited)
	2003	2004
Capital lease for equipment	$309	$—	$—
Capital lease for software and maintenance	1,526	1,193	730

	1,835	1,193	730
Less current portion	(995)	(838)	(571)

Capital lease obligations, net of current portion	$840	$355	159

        During 2003 and 2004, the Company acquired equipment, software tools and related maintenance contracts from various vendors, which are paid by installment payments on a monthly or quarterly basis through September 2007, bearing interest at rates ranging from 2.2% to 5.8% per year.

NOTE 11—OPERATING SEGMENT AND GEOGRAPHIC INFORMATION:

        The Company operates in one segment, comprising the design, development and marketing of semiconductors.

        Long-lived assets outside of the United States are insignificant. The following table summarizes net revenue on a percentage basis by geographic region, based on the country in which the customer is located:

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Japan	80.3	61.5	69.5	66.3	69.5
Korea	11.8	35.8	27.1	30.5	25.8
Other	7.9	2.7	3.4	3.2	4.7

Total revenue	100.0	100.0	100.0	100.0	100.0

NOTE 12—WARRANTS

Series B Warrants

        In conjunction with a capital lease, the Company issued a warrant to purchase 15,208 shares of Series B convertible preferred stock at $1.9726 per share in April 2000. The warrant is outstanding at December 31, 2004 and will expire in April 2007. Using the Black-Scholes option pricing model, the Company determined that the fair value of the warrant was $21,000 at the date of issuance, which was amortized to interest expense over the life of the lease.

        In conjunction with the Loan and Security Agreement entered into in May 2000, the Company issued a warrant to purchase 21,500 shares of Series B convertible preferred stock at $1.9726 per share. The warrant is outstanding at December 31, 2004 and will expire in May 2007. Using the Black-Scholes option pricing model with a term of seven years, volatility of 90.0%, no dividend yield and risk-free interest rate of 6.8%, the Company determined that the fair value of the warrant was $31,000 at the date of issuance, which was amortized to interest expense over the loan commitment term.

        In conjunction with the Loan and Security Agreement in January 2001, the Company issued warrants to purchase 40,000 shares of Series B convertible preferred stock at exercise prices from $2.83 to $3.95 per share. The warrants are outstanding at December 31, 2004 and will expire in January 2007. Using the Black-Scholes option pricing model with a term of six years, volatility of 90.0%, no dividend yield and risk-free interest rate of 5.0% per year, the Company determined that the fair value of the warrants were $55,000 at the date of issuance, which was amortized to interest expense over the life of the loan commitment term.

Series C Warrants

        In connection with the sale of Series C convertible preferred stock, the Company issued warrants to purchase 1,160,903 shares of Series C convertible preferred stock at $0.8614 per share in July 2001. The warrants were exercised in July 2004. Using the Black-Scholes option pricing model with a term of three years, volatility of 90.0%, no dividend yield and risk-free interest rate of 4.3% per year, the Company determined that the fair value of the warrant was $557,000 at the date of issuance, which was recorded as a discount on convertible preferred stock.

Series E Warrants

        In connection with advisory services, the Company issued warrants to purchase 466,128 shares of Series E convertible preferred stock at $0.6436 per share in June 30, 2004. The warrant is outstanding at December 31, 2004 and will expire upon the earliest of March 2009, a change in control of the Company, sale of substantially all of the Company's assets or an initial public offering. The warrants vest monthly over a period of twelve months. Using the Black-Scholes option pricing model, with a term of five years, volatility of 90.0%, no dividend yield and risk-free interest rate of 4.1% per year, the Company determined that the initial fair value of the warrant was $210,000. The unvested warrants are revalued at each period end until vesting occurs. The resulting charges are being recorded as stock-based compensation expense over the vesting period.

NOTE 13—CONTINGENCIES AND COMMITMENTS:

        The Company leases office space and equipment under non-cancelable operating and capital leases with various expiration dates through 2005. Rent expense for the years ended December 31, 2004 and 2003 was $605,000 and $425,000, respectively. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line bases over the lease period, and has accrued for rent expense incurred but not paid.

        Future minimum lease payments under non-cancelable operating and capital leases are as follows (in thousands):

Year Ended December 31,	Capital Leases	Operating Leases
2005	$364	$320
2006	341	631
2007	45	598
2008	—	289
2009	—	168

Total minimum lease payments	750	$2,006

Less: Amount representing interest	(20)

Present value of minimum lease payments	730
Less: Current portion	(571)

Obligations under capital lease, net of current portion	$159

Legal Proceedings

        The Company holds federal registrations in the United States for the trademarks Ikanos Communications and Ikanos Communications & Design. On June 28, 2004, Ikano Communications, Inc., a Utah company ("Ikano"), filed a Petition for Cancellation with the Trademark Trial and Appeal Board of the U.S. Patent and Trademark Office. Ikano alleges that it has been using the unregistered trademarks Ikano and Ikano & Design since 1999, prior to commencement of the Company's trademark rights. On August 10, 2004, the Company filed an Answer to Petition for Cancellation, denying that Ikano has been or will be damaged by the Company's registrations. The proceeding is pending.

        There can be no assurance that a positive resolution can be achieved or that the Company will prevail in the cancellation proceeding. If Ikano prevails, the Company's federal trademark registrations for Ikanos Communications and Ikanos Communications & Design would be cancelled and the Company would lose the benefits associated with having a registered trademark. However, an unfavorable decision in the cancellation would not prevent the Company from continuing to use the Ikanos Communications and Ikanos Communications & Design marks, although Ikano may bring a separate action seeking, among other things, a prohibition against the Company's use of the mark.

Indemnities, Commitments and Guarantees

        During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include intellectual property indemnities to the Company's customers in connection with the sales of its products, indemnities for liabilities associated with the infringement of other parties' technology based upon the Company's products, indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, and indemnities to directors and officers of the Company to the maximum extent permitted under the laws of the State of California. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments that the Company could be obligated to make. The Company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable.

NOTE 14—UNAUDITED PRO FORMA NET LOSS PER SHARE

        Pro forma basic and diluted net loss per share have been computed to give effect to the conversion of redeemable convertible preferred stock upon the closing of the Company's initial public offering (using the as-converted method) for the year ended December 31, 2004 and the six months ended June 30, 2005 (unaudited) as if the closing occurred at the beginning of fiscal 2004. The following table sets forth the computation of pro forma basic and diluted net loss per share (in thousands, except per share data):

	Year Ended December 31, 2004	Six Months Ended June 30, 2005
	(unaudited)	(unaudited)
Numerator:
Net loss	$(8,464)	$(4,140)

Denominator:
Weighted-average common shares outstanding	21,395	23,600
Less: Unvested common shares subject to repurchase	(3,210)	(1,828)
Add: Adjustments to reflect the weighted average effect of the assumed conversion of Series A, B, C, D and E redeemable convertible preferred stock from the date of issuance	178,186	183,744

Total shares used in computing basic and diluted pro forma net loss per share	196,371	205,516

Pro forma net loss per common share:
Basic and diluted	$(0.04)	(0.02)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth the expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee, and the Nasdaq National Market listing fee.

	Amount To Be Paid
SEC registration fee		$10,770
NASD filing fee		9,000
Nasdaq listing fee		100,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		15,000
Transfer agent and registrar fees		12,000
Miscellaneous		*

Total	$	*

*
To be filed by amendment.

Item 14. Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.

        The registrant's certificate of incorporation and bylaws will provide that the registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

        In addition, the registrant intends to enter into separate indemnification agreements with its directors, officers which will require the registrant, among other things, to indemnify them against expenses, judgments, fines, settlements, and other amounts and certain liabilities (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, which may arise by reason of their status as directors, officers or certain other employees. This indemnification obligation is conditioned on such person to have acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the registrant. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves a director or officer of the registrant regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

        The registrant intends to maintain a directors' and officers' insurance policy. The policy is expected to insure directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburse the registrant for those losses for which the registrant has lawfully indemnified the directors and officers. The policy will contain various exclusions, none of which apply to the offering.

        These indemnification provisions and the indemnification agreements to be entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

        The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant for certain liabilities arising under the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities

        Since September 30, 2001, the registrant has sold and issued the following unregistered securities:

           (1)  From September 30, 2001 through September 30, 2004, the registrant had issued 50,005,592 shares of common stock under the 1999 Stock Option Plan with exercise prices ranging from $0.04 to $1.00 per share, and as of September 30, 2004, 31,280,439 shares of common stock are issuable upon exercise of outstanding options, with exercise prices ranging from $0.04 to $1.00 per share.

           (2)  In June 2001 and November 2001, the registrant granted options exercisable for an aggregate of 229,000 shares of common stock with an exercise price of $0.09 per share, and as of June 30, 2004, 69,000 shares of common stock are issuable upon exercise of outstanding options, with an exercise price of $0.09 per share to various consultants, including an entity affiliated with G. Venkatesh.

           (3)  In July 2001, September 2001, December 2001, February 2002 and July 2002, the registrant sold an aggregate of 41,493,993 shares of series C preferred stock at a price of $0.8614 per share for an aggregate offering price of $35,742,925.57 to 48 individual and institutional investors including funds affiliated with Greylock Limited Partners, Walden International, TeleSoft Partners, Ridgewood Ikanos LLC, G. Venkatesh and entities and persons affiliated with Wilson Sonsini Goodrich & Rosati, P.C.

           (4)  In July 2001, in connection with the series C preferred stock financing, the registrant issued warrants to purchase an aggregate of 1,160,903 shares of series C preferred stock to funds affiliated with Greylock Limited Partners, Walden International, TeleSoft Partners and Anthelion Capital. The warrants have an exercise price of $0.8614 per share. An aggregate of 921,217 such warrants were exercised in July 2004.

           (5)  In December 2002, the registrant issued to three institutional investors convertible series D promissory notes which were converted into an aggregate of approximately 4,755,529 shares of series D preferred stock to funds affiliated with Sequoia Capital, 1,585,176 shares to of series D preferred stock to funds affiliated with Greylock Limited Partners and 792,588 shares to of series D preferred stock to funds affiliated with Walden International.

           (6)  In January 2003 and February 2003, the registrant sold an aggregate of 104,000,000 shares of series D preferred stock at a price of $0.3176 per share for an aggregate offering price of $33,030,400.00 to 55 individual and institutional investors including funds affiliated with Greylock Limited Partners, Walden International, TeleSoft Partners, Ridgewood Ikanos LLC, G. Venkatesh and entities and persons affiliated with Wilson Sonsini Goodrich & Rosati, P.C.

           (7)  In March 2004, April 2004 and May 2004, we sold an aggregate of 25,015,533 shares of series E preferred stock at a price of $0.6436 per share for an aggregate offering price of

  $16,099,999.04 to 34 individual and institutional investors including funds affiliated with Greylock Limited Partners, Walden International, TeleSoft Partners and Ridgewood Ikanos LLC.

           (8)  In March 2004, in connection with the series E preferred stock financing, the registrant issued a warrant to purchase an aggregate of 466,128 shares of series E preferred stock to Copan, Inc. The warrants have an exercise price of $0.6436 per share.

           (9)  From September 30, 2001 through June 30, 2005, the registrant had issued 929,879 shares of common stock to various consultants and service providers in connection with services rendered to the registrant with a fair market value ranging from $0.04 to $1.00 per share

        The registrant claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraph (1) above under Section 4(2) under the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

        The registrant claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraph (2), (3), (4), (5), (6), (7), (8) and (9) by virtue of Section 4(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which the registrant relied on Regulation D and/or Section 4(2) were accredited investors as defined under the Securities Act. The registrant claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions. All recipients either received adequate information about the registrant or had adequate access, through their relationships with the registrant, to information about the registrant.

Item 16. Exhibits and Financial Statement Schedules

  (a)
  Exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
2.1**	Form of Agreement and Plan of Merger between the registrant and Ikanos Communications, Inc., a Delaware corporation.
3.1**	Articles of Incorporation of Registrant (prior to reincorporation).
3.2**	Form of Certificate of Incorporation of Registrant (to be effective after reincorporation).
3.3**	Form Bylaws of Registrant.
4.1**	Form of Registrant's Common Stock Certificate.
4.2**	Fourth Amended and Restated Investor Rights Agreement, dated as of March 5, 2004, between the Registrant and the parties named therein.
5.1**	Form of Opinion of Wilson Sonsini Goodrich & Rosati, P.C.
10.1**	Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers.
10.2**	1999 Stock Option Plan and related form agreements thereunder.
10.3**	2004 Equity Incentive Plan and related form agreements thereunder to be effective upon the closing of the initial public offering.
10.4**	2004 Employee Stock Purchase Plan to be effective upon the closing of the initial public offering.

10.5**	Office Lease Agreement, dated as of March 27, 2003, between registrant and Prologis Trust, and amendments thereto.
10.6**	Offer letter, dated August 6, 1999, between the registrant and Rajesh Vashist.
10.7**	Offer letter, dated August 29, 2003, between the registrant and Daniel K. Atler.
10.8**	Offer letter, dated November 29, 2001, between the registrant and Lionel Bonnot.
10.9	Offer letter, dated February 17, 2005, between the registrant and Chris H. Smith.
10.10**	Offer letter, dated October 8, 2003, between the registrant and Derek Obata.
10.11**	Offer letter, dated November 19, 1999, between the registrant and Anoop Khurana.
10.12**	Offer letter, dated March 10, 2000, between the registrant and Rouben Toumani.
10.13**	Offer letter, dated July 24, 2001, between the registrant and Yehoshua Rom.
10.14	Offer letter, dated January 29, 2005, between the registrant and Dean Grumlose.
10.15†**	Product Development Agreement, dated October 30, 2003, between registrant and Sasken Communication Technologies, Ltd.
10.16	Loan and Security Agreement, dated as of October 21, 2004, between registrant and Silicon Valley Bank.
10.17	Amendment No. 1 and Forbearance, dated June 30, 2005 to the Loan and Security Agreement, dated October 21, 2004, between the registrant and Sillicon Valley Bank.
21.1**	Subsidiaries of the Registrant.
23.1**	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).
23.2	Consent of PricewaterhouseCoopers, LLP, Independent Registered Public Accounting Firm.
24.1**	Power of Attorney.

*
To be filed by amendment.

**
Previously filed.

†
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(b)
Financial Statement Schedules

        Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

        The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

           (1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

           (2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 4 to registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on this 15th day of July, 2005.

IKANOS COMMUNICATIONS
By:	/s/ RAJESH VASHIST Rajesh Vashist President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ RAJESH VASHIST (Rajesh Vashist)	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	July 15, 2005
/s/ DANIEL K. ATLER (Daniel K. Atler)	Chief Financial Officer (Principal Financial and Accounting Officer)	July 15, 2005
* (Danial Faizullabhoy)	Director	July 15, 2005
* (Michael Goguen)	Director	July 15, 2005
* (Michael Gulett)	Director	July 15, 2005
* (Paul G. Hansen)	Director	July 15, 2005
* (G. Venkatesh)	Director	July 15, 2005
*By: /s/ DANIEL K. ATLER (Daniel K. Atler, Attorney-in-fact)

EXHIBIT INDEX

Exhibit Number	Description	Sequential Page Number
1.1*	Form of Underwriting Agreement.
2.1**	Form of Agreement and Plan of Merger between the registrant and Ikanos Communications, Inc., a Delaware corporation.
3.1**	Articles of Incorporation of Registrant (prior to reincorporation).
3.2**	Form of Certificate of Incorporation of Registrant (to be effective after reincorporation).
3.3**	Form Bylaws of Registrant.
4.1**	Form of Registrant's Common Stock Certificate.
4.2**	Fourth Amended and Restated Investor Rights Agreement, dated as of March 5, 2004, between the Registrant and the parties named therein.
5.1**	Form of Opinion of Wilson Sonsini Goodrich & Rosati, P.C.
10.1**	Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers.
10.2**	1999 Stock Option Plan and related form agreements thereunder.
10.3**	2004 Equity Incentive Plan and related form agreements thereunder to be effective upon the closing of the initial public offering.
10.4**	2004 Employee Stock Purchase Plan to be effective upon the closing of the initial public offering.
10.5**	Office Lease Agreement, dated as of March 27, 2003, between registrant and Prologis Trust, and amendments thereto.
10.6**	Offer letter, dated August 6, 1999, between the registrant and Rajesh Vashist.
10.7**	Offer letter, dated August 29, 2003, between the registrant and Daniel K. Atler.
10.8**	Offer letter, dated November 29, 2001, between the registrant and Lionel Bonnot.
10.9	Offer letter, dated February 17, 2005, between the registrant and Chris H. Smith.
10.10**	Offer letter, dated October 8, 2003, between the registrant and Derek Obata.
10.11**	Offer letter, dated November 19, 1999, between the registrant and Anoop Khurana.
10.12**	Offer letter, dated March 10, 2000, between the registrant and Rouben Toumani.
10.13**	Offer letter, dated July 24, 2001, between the registrant and Yehoshua Rom.
10.14	Offer letter, dated January 29, 2005, between the registrant and Dean Grumlose.
10.15†**	Product Development Agreement, dated October 30, 2003, between registrant and Sasken Communication Technologies Ltd.
10.16	Loan and Security Agreement, dated as of October 21, 2004, between registrant and Silicon Valley Bank.
10.17	Amendment No. 1 and Forbearance, dated June 30, 2005 to the Loan and Security Agreement, dated October 21, 2004, between the registrant and Sillicon Valley Bank.
21.1**	Subsidiaries of the Registrant.
23.1**	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).
23.2	Consent of PricewaterhouseCoopers, LLP, Independent Registered Public Accounting Firm.
24.1**	Power of Attorney.

*
To be filed by amendment.

**
Previously filed.

†
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE CAN YOU FIND ADDITIONAL INFORMATION
IKANOS COMMUNICATIONS INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
IKANOS COMMUNICATIONS CONSOLIDATED BALANCE SHEETS (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
IKANOS COMMUNICATIONS CONSOLIDATED STATEMENTS OF OPERATIONS (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)
IKANOS COMMUNICATIONS CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)
IKANOS COMMUNICATIONS NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
IKANOS COMMUNICATIONS NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SIGNATURES
EXHIBIT INDEX